DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03018274

NO ACT
P.E 2.19.03
0-4998

March 24, 2003

Kelly B. Rose
Baker Botts LLP
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Act 1934
Section
Rule 14A-8
Public Availability 3/24/2003

Re: ConocoPhillips
Incoming letter dated February 19, 2003

Dear Ms. Rose:

This is in response to your letter dated February 19, 2003 concerning the shareholder proposal submitted to ConocoPhillips by Thomas P. Will, Jr. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 02 2003
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Thomas P. Will, Jr.
71 Jacob Road
Rockaway, NJ 07866

BAKER BOTTS L.L.P.

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995
713.229.1234
FAX 713.229.1522

AUSTIN
BAKU
DALLAS
HOUSTON
LONDON
NEW YORK
RIYADH
WASHINGTON

February 19, 2003

001349.0165

Kelly B. Rose
713.229.1796
FAX 713.229.7996
kelly.rose@bakerbotts.com

BY HAND

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal of Thomas P. Will, Jr. – Securities Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

On behalf of ConocoPhillips, a Delaware corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Act"), we are filing six copies of (1) this letter and (2) the proposal in the form of a proposed shareholder resolution and statement in support thereof (the "Proposal") submitted to the Company by Thomas P. Will, Jr. (the "Proponent"). On February 5, 2003, the Company received an email from the Proponent containing the Proposal. Although the Proponent did not specifically request that the Proposal be included in the Company's proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders (the "Proxy Materials"), the Proponent's email made reference to "publication in the proxy statement" of his address, so we infer that he intended to request that the Proposal be included in the Proxy Materials. For the Staff's convenience, we have also enclosed a copy of each of the no-action letters referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby notify the Commission and the Proponent that the Company does not intend to include the Proposal in the Company's Proxy Materials for the reasons set forth below.

Description of the Proposal

The Proposal is in the form of a resolution requesting the Company to "begin a program of installing propane motor fuel dispensers at its filling stations at the minimum rate of one percent per year until a total of ten percent of the Company's filling stations are outfitted with propane motor fuel dispensers. Installations should be concentrated in densely populated areas to improve poor air quality and along major interstate highways to provide convenient long distance travel."

With regard to the eligibility of the Proponent to submit a shareholder proposal in accordance with Rule 14a-8 under the Act, the Proponent's email stated: "I own 1920 shares of Common Stock." [1]

Basis for Exclusion

The Proposal May Be Excluded Pursuant to Rule 14a-8(b)(1).

Rule 14a-8(b)(1) of the Act requires a proponent, at the time of the submission of the proposal, to be a record or beneficial owner of at least one percent or $2,000 in market value of securities entitled to be voted on the proposal at the meeting and to have continuously held such securities for at least one year. The Proponent submitted the Proposal to the Company on February 5, 2003. Therefore, in order to meet the eligibility requirements of Rule 14a-8(b)(1), the Proponent must have acquired his shares on or prior to February 5, 2002.

The Proponent asserts that he is the beneficial owner of 1,920 shares of common stock of the Company, but has provided no verification of his ownership. Assuming that the Proponent is in fact the beneficial owner of 1,920 shares of the Company's common stock, the Proponent could not have held his securities for one year. The earliest date that any person could have acquired shares of the Company's common stock is August 30, 2002, the effective date of the business combination pursuant to which the Company was formed. The Company was formed as a holding company to accomplish the combination of Conoco Inc., a Delaware corporation ("Conoco") and Phillips Petroleum Company, a Delaware corporation ("Phillips"). The Company's securities issued in the combination were registered under the Securities Act of 1933, as amended, on Form S-4, Registration No. 333-74798. The business combination was effected pursuant to an Agreement and Plan of Merger dated as of November 18, 2001 (the "Merger Agreement").[2]

On August 30, 2002, all of the conditions to closing contained in the Merger Agreement were satisfied, the business combination became effective, and the former shareholders of Conoco and Phillips became the owners of shares of common stock of the Company. Prior to such date, Conoco and Phillips were unaffiliated publicly-held companies, and the securities of Conoco and Phillips were not convertible into, or exercisable for, common stock or any other securities of the Company. Thus, the Proponent could not have held his shares for one year and the Proposal may properly be omitted from the Proxy Materials.

---

[1] The Company notes that the Proponent has not represented that he was the beneficial owner of ConocoPhillips securities for at least one year prior to the submission of the Proposal.

[2] The business combination was effected in a transaction in which Conoco was merged with a direct wholly-owned subsidiary of the Company, with Conoco as the surviving corporation, and Phillips was merged with a different direct wholly-owned subsidiary of the Company, with Phillips as the surviving corporation. Phillips shareholders received one share of the Company's common stock for each share of Phillips they owned on August 30, 2002 (the "Merger Date"), and Conoco shareholders received 0.4677 shares of the Company's common stock for each share of Conoco they owned on the Merger Date. Conoco and Phillips each continue in existence as direct wholly-owned subsidiaries of the Company. Accordingly, all the outstanding capital stock of each of Conoco and Phillips is held by the Company.

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the requisite period. *See, e.g.*, Exelon Corporation (available March 15, 2001); Applied Power Inc. (available October 4, 1999); Oklahoma Gas and Electric Company (available February 19, 1997); Burlington Northern Santa Fe Corporation (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); and Owens-Illinois, Incorporated (available February 13, 1985).

In each case cited above, the proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. Notwithstanding the fact that each proponent had held shares in the acquired company for more than one year prior to the merger, the Staff took the position that each proponent's holding period for the applicable registrant's shares began when the proponent acquired the registrant's shares pursuant to the merger. In Burlington Northern Santa Fe Corporation, which involved a business combination with an identical structure to that pursuant to which the Company was formed, the Staff explained, "[i]n light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than . . . the effective time of the acquisition."

The combination of Conoco and Phillips was also an acquisition effected by a merger, and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(b)(1), the Proponent could not have acquired shares of the Company's common stock prior to August 30, 2002 when the mergers were consummated. Therefore, on February 5, 2003, the date that the Proponent submitted the Proposal, the Proponent could not have owned the Company's common stock for the requisite one-year period.

The Company also notes that the proponent has not complied with Rule 14a-8(b)(1) and Staff Legal Bulletin 14, because he has failed to state that he intends to continue holding ConocoPhillips securities at least through the date of ConocoPhillips' 2003 Annual Meeting.

The Company believes that the Proposal may be omitted from its 2003 Proxy Materials in accordance with Rule 14a-8(f) because the Proponent has not satisfied the eligibility requirements of Rule 14a-8(b)(1).

The Company has notified the Proponent of the procedural and eligibility deficiencies in the Proposal under Rule 14a-8(b)(1); however, under Rule 14a-8(f) the Company was not required to provide such a notice relating to the Proponent's failure to meet the one-year holding period requirement of Rule 14a-8(b)(1) because such deficiency cannot be remedied.

The Proposal May Be Excluded Pursuant to Rule 14a-8(d)

Rule 14a-8(d) requires that a Proposal, including any accompanying supporting statement, may not exceed 500 words. The Proposal contains 765 words, which is well in excess of this limitation. The Company has notified the Proponent of this defect. However, as noted above, there are other deficiencies relating to the Proponent's eligibility to submit a proposal which cannot be remedied.

Alternate Bases for Exclusion - Rule 14a-8(e) and Rule 14a-8(i)(7).

Rule 14a-8(e)

Even if, contrary to the Staff's precedent, the Proponent as a former shareholder of Phillips and Conoco[3] were able to take into account the period of time that he held Phillips or Conoco shares in determining whether he meets the one-year ownership requirement of Rule 14a-8(b)(1), we believe it would then follow that the Company should be entitled to rely on the deadlines for submission of proposals calculated by reference to the release of the proxy materials for the Phillips and Conoco 2002 annual meetings.[4] The Proponent should not be able to argue that he should be entitled to credit for ownership in a pre-merger entity but then disregard the deadlines that would have been applicable to that entity.

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has failed to meet the deadline for submitting shareholder proposals as required by Rule 14a-8(e). *See, e.g.*, Wendy's International, Inc. (available January 6, 2003) (finding a proposal excludable when received one day after the deadline); International Business Machines Corporation (available December 26, 2002); The Coca-Cola Company (available December 24, 2002); SBC Communications Inc. (available December 24, 2002) (finding a proposal excludable when received one day after the deadline); UGI Corporation (available November 20, 2002) and Guest Supply Inc. (available October 20, 1998) (finding a proposal excludable for being received one day after the deadline).

Alternatively, the Company believes that the Proposal may be omitted from its 2003 Proxy Materials in accordance with Rule 14a-8(f) because the Proponent has not satisfied the eligibility requirements of Rule 14a-8(e).

---

[3] We note, however, that the Proponent has not asserted whether he was formerly a shareholder of Phillips or Conoco.

[4] The date that the Phillips proxy statement for its 2002 annual meeting was released to shareholders was April 1, 2002. Accordingly, the deadline for receipt of a proposal for inclusion in the proxy materials for a Phillips 2003 annual meeting was December 2, 2002. The date that the Conoco proxy statement for its 2002 annual meeting was released to shareholders was April 2, 2002. Accordingly, the deadline for receipt of a proposal for inclusion in the proxy materials for a Conoco 2003 annual meeting was December 3, 2002. The Company initially received the Proposal on February 5, 2003, which was later than either of the deadlines that would have been applicable for the 2003 proxy materials of Phillips or Conoco. The Company's 2003 annual meeting has been scheduled for May 6, which is the same date as the Phillips 2002 annual meeting, and within 30 days of the date of the Conoco 2002 annual meeting, which was held on May 21, 2002. Because the date of the Company's 2003 annual meeting has not been changed by more than 30 days from the date of either of the Phillips or the Conoco 2002 annual meetings, the deadline for receipt of shareholder proposals for the Company's 2003 annual meeting should be calculated by reference to the later of those meeting dates.

The Company has not heretofore notified the Proponent of this deficiency because, in accordance with Rule 14a-8(f), the Company need not provide such notice of a deficiency if the deficiency cannot be remedied. In this case, the deficiency of the Proponent's proposal is his failure to meet the deadline for submission set forth in Rule 14a-8(e). This deficiency cannot be remedied and, accordingly, the Company was not required to provide the Proponent with notice of deficiency under Rule 14a-8(f).

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." In Exchange Act Release No. 34-20091 (August 16, 1983), the Staff also established that where the subject matter of a proposed report involves a matter of ordinary business, the proposal is also considered to related to the ordinary business operations of the company.

The Proposal is directly related to the management of operations that are at the core of the Company's business. The Proposal requests that the Company begin a program of installing propane fuel dispensers for automobiles at its retail facilities at a specified annual minimum rate. This clearly would invade a fundamental aspect of management's day-to-day operational responsibilities, namely, where, when and how to identify and implement new technologies at the Company's facilities. A crucial part of the Company's business is the day-to-day selection and review of its products for sale to the general public. Decisions about how to put into operation new technologies -- including where to invest in those technologies, how much to invest and how much return may be achieved -- go to the very heart of the Company's retail business and are inherently based on complex considerations that are outside the knowledge and expertise of typical shareholders. Indeed, such decisions are at least as central to the Company's business, and as complex, as the choice of which products to carry is to a retailer,[5] the selection of food preparation methods is to a restaurant chain,[6] and the decision of what programming to air is to a cable service provider.[7] In each of these cases, the Staff

[5] See Federated Department Stores, Inc. (available March 27, 2002) (proposal calling for company to report on its efforts to identify and dissociate from any offensive imagery to the American Indian Community in products, advertising, endorsements, sponsorships and promotions). See *also* The Kroger Company (available March 23, 1992) (proposal calling for company to report on sales and plans to sell irradiated foods excludable as relating to ordinary business operations).

[6] *See* McDonald's Corporation (available March 24, 1992) (proposal calling for use of healthier ingredients excludable as a matter relating to ordinary business operations).

concurred that the proposals were excludable because they infringed on management's prerogative to manage ordinary business operations. The same conclusion must be reached here.

The second policy consideration underlying the ordinary business exclusion "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." According to the 1998 Release, "this consideration may come into play in a number of circumstances, such as where the proposal . . . seeks to impose specific time frames or for implementing complex policies." The Proposal clearly seeks to micro-manage the Company's business operations. It is indisputable that the Proposal seeks to impose specific time frames for the Company to begin installing propane fuel dispensers for automobiles at its retail facilities. The selection of products to offer at the Company's retail facilities involves complex evaluations of supply and demand by personnel with extensive experience and expertise. The average shareholder, no matter how well-meaning or well-intentioned, simply is not equipped to make these sorts of important managerial and business decisions.

Finally, we acknowledge that, in the 1998 Release, the Staff noted that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would transcend day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. However, the inclusion of social policy issues along with ordinary business matters does not exempt the Proposal from Rule 14a-8(i)(7). In no action requests submitted to the Staff subsequent to the 1998 Release, the Staff repeatedly has acknowledged that proposals that otherwise focus on social policy issues, but include items related to ordinary business matters, may be excluded under Rule 14a-8(i)(7).[8]

The Company does not believe that the installation of propane fuel dispensers for automobiles at its retail facilities involves a significant social policy issue appropriate for stockholder consideration. The Company considers the development of clean, alternative energy sources to be a matter of importance. It also supports research in the development and commercial deployment of such technologies and closely monitors technological developments in this area. However, the Company does not believe that a consensus on the feasibility or necessity of replacing or supplementing current energy sources with propane has emerged.

Even if the installation of propane fuel dispensers for automobiles is deemed to implicate a significant social policy issue, however, the Proponent goes beyond merely addressing that issue and seeks to focus on the details of specific responses to the issue. While the Staff has considered certain significant policy issues to be matters appropriate for stockholder vote, it has stated that the mere fact that that a proposal is tied to a social issue will not alone

---

[7] See AT&T Corporation (available February 21, 2001) (proposal requesting, inter alia, report on extent and impact of cable company's adult-oriented programming excludable under Rule 14a-8(i)(7)).

[8] *See, e.g.,* Wal-Mart Stores, Inc. (available March 15, 1999); Kmart Corp. (available March 12, 1999); Chrysler Corp. (available February 18, 1998).

remove it from the sphere of "ordinary business operations" for purposes of the ordinary business exception.[9] Although the Proposal seeks to have the Company take various actions, the Staff has concurred that a proposal cannot circumvent the ordinary business exclusion by combining significant policy issues with ordinary business issues.[10]

Alternatively, the Company believes that the Proposal may be omitted from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(7) because the Proposal relates to the ordinary business operations of the Company.

Conclusion

For the foregoing reasons, the Company does not intend to include the Proposal in the Company's Proxy Materials. The Company presently intends to file its definitive Proxy Materials for the 2003 Annual Meeting with the Commission on or about March 17, 2003. Because the Company did not initially receive the Proposal until February 5, 2003, which is approximately 40 days prior to the date the Company intends to file its definitive Proxy Materials with the Commission, it is not possible for the Company to make its submission within the prescribed period in Rule 14a-8(j). As a result, we request that the Commission permit the Company to make its submission later than 80 days before the Company files its definitive proxy statement under Rule 14a-8(j).

If the Staff has any questions with respect to the foregoing, or if additional information is required in support of the Company's position, please call me at (713) 229-1796.

Please acknowledge receipt of this letter and the enclosure by date-stamping the enclosed copy of this letter and returning it to our waiting messenger.

Sincerely,

Kelly B. Rose /LRW

Kelly B. Rose

cc: Mr. Thomas P. Will, Jr. (by FedEx)

Elizabeth A. Cook
ConocoPhillips

---

9 See E*Trade Group, Inc. (available Oct. 31, 2000) (finding a basis for exclusion where only two of the four matters set forth in the proposal involved the company's ordinary business operations).

10 *See* Wal-Mart Stores, Inc., *supra* note 8 (finding a basis for exclusion for a proposal that requested the company to report on actions taken to ensure its suppliers would not use child or slave labor because one element of the proposal, regarding sustainable living operations, related to ordinary business operations).

From: Tom Will [mailto:tpw07866@yahoo.com]
Sent: Wednesday, February 05, 2003 2:50 PM
To: Lambeth, Judy
Subject: Stockholder Proposal Submission

To: Ms. Judy Lambeth, Secretary of the Corporation:
In accordance with the Bylaws of ConocoPhillips, Article II, Section 11, I hereby submit a stockholder proposal for the May 6, 2003 Annual Meeting. Based on the recently announced date of the annual meeting, the deadline for submission should be tomorrow, February 6. I respond to the several requirements of Section 11 as follows:
i) description of the proposal is given in the attached WORD document, ii) my name and record address are Thomas P. Will, Jr., 71 Jacob Road, Rockaway, NJ 07866, iii)I own 1920 shares of Common Stock, iv)the only interest I have in the proposal is as a benefit to the image and profitability of the Corporation as a stockholder and employee, and v)I intend to appear at the annual meeting by proxy. For publication in the proxy statement I request for security reasons that you use my business address of 1400 Park Avenue, Linden, NJ 07032. My record address, as you know, will be available to stockholders at the Corporate offices.

Please acknowledge receipt of this proposal and advise if it does not meet "proper written form".
Thank you,
Tom Will

PROPANE MOTOR FUEL DISPENSER PROPOSAL

Whereas: Making propane (lpg) more generally available to the public as an alternative motor fuel would improve ConocoPhillips' image in the alternative energy arena. ConocoPhillips'major competitors have significant programs in alternative energy, e.g. BP and Shell's solar photovoltaic initiatives, and ExxonMobil's unprecedented Global Climate and Energy Project in collaboration with General Electric and Stanford University.

Whereas: Propane is an approved, alternative clean fuel listed in the 1990 Clean Air Act as well as the National Energy Policy Act of 1992 and produces less emissions than gasoline. Consider that propane is an acceptable fuel for use indoors in forklift trucks. (http://www.npga.org/public/articles/details.html?id=172)

Whereas: Propane fueled vehicles are available to the general public from vehicle manufacturers or through conversion kits that meet EPA Ultra Low Emission Vehicle standards. (http://www.fleet.ford.com, http://www.technocarb.com/news2002.htm)

Whereas: There exists today the chicken-and-egg syndrome where the public does not buy propane vehicles because they do not see filling stations and the oil companies do not provide filling stations because they do not see many propane vehicles. Today there are about 350,000 propane vehicles on the road in the US and they have to scrounge to find a spot to refill, usually in some propane marketer's back yard and only during inconvenient business hours. Some install private propane motor fuel dispensers due to the lack of public availability. For example, President Bush has one at his Crawford, Texas ranch for his propane-fueled Ford F-250 pickup truck.

Whereas: The Department of Energy's Alternative Fuels Data Center states, " The weakest link in the propane distribution system and main obstacle standing in the way of widespread use of LPG as a transportation fuel is the lack of refueling stations." (http://www.afdc.doe.gov/altfuel/lpg_supply.html)

Whereas: ConocoPhillips manufactures propane at its refineries and collects it as natural gas liquids and soon will be making more with its move to collect stranded gas. Propane at times presents a containment problem, especially during the summer because of its primary seasonal use for heating. Motor fuel would provide an outlet to move a larger volume of propane year round.

Whereas: Propane is an available, ready to use technology with little infrastructure requirement. Customer convenient, pay-at-the-pump dispensers, identical in appearance to gasoline dispensers are readily available whereas such dispensers for other alternative fuels such as natural gas or hydrogen are a long way into the future. (http://www.cftlpg.com)

Whereas: When the pending Federal Energy Bill (HR 4) passes, it will provide a 50% tax credit for the installation of "clean-fuel vehicle refueling property" for which propane qualifies, thus minimizing the installation cost of such facilities to the Company. Many gasoline stations may already have facilities for filling propane bottles for recreational and household use and would require only the addition of a motor fuel propane dispenser. The bill also provides a credit for the sale of each gasoline gallon equivalent of propane at 30¢/gal for 2002/03, 40¢/gal in 2004 and 50¢/gal in 2005/06 thus allowing the filling station to earn a larger profit or to attractively price the fuel. (http://thomas.loc.gov/cgi-bin/query/F?c107:5:./temp/~c107wE07Iv:e1020754:)

Whereas: Propane is an excellent hydrogen fuel source for fuel cells via reforming and is already low in sulfur therefore making it very attractive as a transition fuel in the move to fuel cell powered automobiles. (http://naturalgas.conoco.com/propliq/phn/current/bradshaw.asp)

Whereas: Clean fuels requirements for gasoline and regional regulations requiring boutique fuels has led to the necessity of 45 grades of gasoline in the US. Many refiners struggle to make the investment required for such gasoline diversity. Propane is already a clean fuel that requires no extraordinary investment. (http://www.conocophillips.com/investor/presentations/pdf/cop_101002.pdf)

Whereas: The Department of the Interior, the Department of Energy and the National Park Service are working to educate the public and demonstrate propane clean air applications. The Park Service is installing propane refueling stations for their buses and maintenance fleets at Yellowstone National Park and Point Reyes National Seashore. One for Yellowstone actually happens to be at the Conoco station in Canyon Village. *LP/GAS* Magazine Cover Story, November 2002.

Whereas: The Department of Energy Clean Cities Program is a strong promoter of propane as a motor fuel and state programs are beginning to promote alternative fuels more vigorously. (http:/www.ccities.doe.gov/pdfs/Farrell_Propane.pdf)

Therefore, be it resolved that the stockholders of ConocoPhillips request the Company to begin a program of installing propane motor fuel dispensers at its filling stations at the minimum rate of one percent per year until a total of ten percent of the Company's filling stations are outfitted with propane motor fuel dispensers. Installations should be concentrated in densely populated areas to improve poor air quality and along major interstate highways to provide convenient long distance travel.

ConocoPhillips

E. Julia (Judy) Lambeth
Corporate Secretary and
Deputy General Counsel
Corporate Services

600 N. Dairy Ashford (77079) ML 3024
P. O. Box 4783
Houston, Texas 77210
Telephone: 281.293.3122
Fax: 281.293.1600
Email: Judy.Lambeth@conoco.com

February 14, 2003

Mr. Thomas P. Will, Jr.
71 Jacob Road
Rockaway, New Jersey 07866

RE: Your Stockholder Proposal

Dear Mr. Will,

Thank you for submitting your stockholder proposal for our upcoming 2003 annual meeting. Our stockholders' concerns are extremely important to us, and we are very interested in discussing with you the issues raised by your proposal. However, we do not feel that a resolution in the form of a stockholder proposal is the best way for all concerned to address the issues raised in your proposal. A representative of the Company will be contacting you soon to discuss these issues.

Therefore, we wish to advise you that we are not able to include your proposal in the proxy statement. As you may know, SEC rules require a stockholder to have held his or her stock for at least one year prior to the date he or she submits a proposal. Under SEC interpretations, the time that you may have held either Conoco or Phillips shares does not count towards this requirement. Because the earliest date that any current stockholder of ConocoPhillips could have acquired our stock is August 30, 2002, the effective date of the merger of Conoco and Phillips, we have submitted no-action letters to the SEC stating that we intend to exclude your proposal and each of the other stockholder proposals we have received thus far.

In addition, SEC rules require that in order to be included in a proxy statement a stockholder proposal must meet certain other requirements. For your convenience, I have enclosed a copy of the applicable SEC rules regarding these requirements. Specifically, you must provide verification of your ownership, and you must represent to us that you intend to continue holding your stock through the date of the annual meeting. Finally, your proposal may not exceed 500 words. Your proposal does not conform to these requirements.

If you wish to correct these deficiencies and re-submit your proposal, your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Although we currently intend to exclude your proposal from our proxy statement, it is possible that the SEC may require us to include it. In the event that we include your proposal, we will also include a statement of our opposition to the proposal. A copy of that statement is included with this letter Please do not hesitate to contact me if I can be of further assistance.

Sincerely,

E. Julia Lambeth / EHC

E. Julia (Judy) Lambeth
Corporate Secretary
Deputy General Counsel
Corporate Services

cc: The Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance

bcc: Kelly B. Rose
Tull R. Florey
Steven Lindsey
Baker Botts L.L.P.

Statement in Opposition to Shareholder Proposal by Thomas P. Will, Jr.

The Board of Directors recommends that you vote AGAINST this proposal for the following reasons:

We consider the development of clean, alternative energy sources to be a matter of importance, and we are actively pursuing the marketing of propane in select markets. We also support research in the development and commercial deployment of alternative energy technologies and closely monitor technological developments in this area. As with other activities we engage in, however, the installation of propane fuel dispensers for automobiles must be economically attractive in addition to having technological feasibility.

We currently supply propane fuel for automobiles in Yellowstone National Park, as well as in other locations where there is environmental, economic and market support for the product. However, the proposal generally requires us to begin installing propane fuel dispensers at our retail facilities in artificial, predetermined percentage amounts according to an artificial, predetermined timetable. The timing and advisability of entering into any new business, such as providing propane fuel dispensers for automobiles at retail facilities, requires the judgment of experienced management. We have substantial experience in the retail market for automobile fuels. However, the long-term commitment and scale of investment required by the proposal would not, in the Board's opinion, be in the best interests of stockholders.

The Board of Directors opposes this proposal because it requires ConocoPhillips to adopt a highly restrictive and costly plan with respect to its retail facilities. We remain committed through research, technology and innovation to meet consumers' demands for new products and services. The Board of Directors believes, however, that the requirement in the proposal that ConocoPhillips should actively pursue a business activity irrespective of consumers' demands, technical data and economic factors, is unwarranted and not in the best interests of stockholders.

For these reasons, the Board of Directors recommends a vote AGAINST this proposal.

The Securities Lawyer's Deskbook

Regulatory History

Search Page

Suggestions

Main Table of Contents

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's

records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company

may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

      i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

      ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

(SEC No-Action Letter)

***1 Exelon Corporation**
Publicly Available March 15, 2001

LETTER TO SEC

February 16, 2001

SECURITIES AND EXCHANGE COMMISSION

DIVISIONS OF CORPORATE FINANCE

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: **Exelon Corporation**

Shareholder Proposal submitted by Robert. B. Mills

Filing pursuant to Rule 14a-8 under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of **Exelon Corporation** (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing six (6) paper copies of (1) this letter and (2) the proposal and statement in support thereof (the "Proposal") submitted to the Company by Mr. Robert B. Mills (the "Proponent). On November 2, 2000 and November 9, 2000, the Company received the enclosed letters dated October 31, 2000 from the Proponent transmitting the Proposal and requesting inclusion in the Company's proxy statement and form of proxy for its 2001 Annual Meeting of Shareholders (the ""Proxy Materials"). This letter is intended to notify the Securities and Exchange Commission (the "Commission") of the Company's belief that the Proposal may be properly omitted from its Proxy Materials, and to set forth the Company's reasons for the intended omission.

Description of the Proposal

The Proposal is in the form of a resolution requiring Unicom and PECO "to build new electrical generation from solar and wind power sources to replace approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years."

Summary of Company's Position

On October 20, 2000, PECO Energy Company ("PECO"), the Company and Unicom Corporation ("Unicom") consummated a share exchange and merger, pursuant to which PECO became a wholly owned subsidiary of the Company, and pursuant to which Unicom merged into the Company. As a result of the share exchange and merger, all of the outstanding shares of PECO are owned by the Company and Unicom ceased to exist.

Accordingly, the Company believes that it may exclude the Proposal from its Proxy Materials under Rule 14a-8(b) and (f) because at the time the Proponent submitted the Proposal he did not hold the Company's voting securities for the holding period set forth in Rule 14a-8(b). In fact, the Proponent's share ownership and holding period for the Company's shares did not commence until October 20, 2000, the date of the share exchange and merger. Therefore, the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under the Rule 14a-8 as a holder of Company common stock.

Proposal May be Omitted Under Rule 14a-8(b)

Under Rule 14a-8(b), in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, a proponent must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal (and must continue to hold those securities through the date of the meeting).

*2 The Proponent only became a shareholder of record of Company common stock on October 20, 2000, when his shares of Unicom common stock and PECO common stock were exchanged for shares of Company common stock upon consummation of the share exchange and merger.

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the requisite period. See, e.g., Applied Power Inc. (available October 4, 1999); Oklahoma Gas and Electric Company (available February 19, 1997); Burlington Northern Santa Fe Corp. (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); Owens-Illinois, Inc. (available February 13, 1985).

In each of those situations, the proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. Notwithstanding the fact that the proponents had held shares in the acquired companies for more than one year prior to the mergers, the Staff took the position that the proponents' holding period for the registrants' shares began when the proponents acquired the registrants' shares pursuant to the merger. The Staff explained that "in light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares [commenced when the proponent acquired the Company's stock pursuant to the merger.]" Burlington Northern Santa Fe Corp.

In the present case, the transaction pursuant to which Proponent acquired his shares of Company common stock was also a merger, and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(b), Proponent acquired his shares of the Company common stock on October 20, 2000 when the merger was consummated. Therefore, at the time Proponent submitted the Proposal he had not owned, and by the time of the 2001 annual shareholders meeting he will not have owned, the Company common stock for the requisite one-year period. Consequently, the Company is permitted to exclude the Proposal from its Proxy Materials because Proponent has not satisfied the eligibility requirements of Rule 14a-8(b).

Conclusion

Based on the reasons set forth above, we hereby respectfully request confirmation on behalf of the Company that the Commission will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials relating to the 2001 annual shareholders meeting.

Pursuant to Rule 14a-8(j) the Company has notified the Proponent by letter dated the same date hereof, together with a copy of this letter, of its intention to omit the Proposal from its Proxy Materials.

The 2000 annual meetings of PECO and Unicom were held on June 27,2000 and June 28, 2000, respectively. The proxy statement for these meetings provided a January 17, 2001 deadline for shareholder proposals for the 2001 annual shareholders meeting. The Company has set April 23, 2001 as the date for its annual shareholders meeting. In order to avoid shareholder confusion, the Company has kept the January 17, 2001 deadline for shareholder proposals. The Company believes that this is in compliance with Rule 14a-8(e)(2), even though such deadline is later than the 120- and 80-day deadlines provided by both Rule 14a-8(e) and (j). As a result, we request that the Commission permit the Company to make itssubmission later than 80 days before the Company files its definitive proxy statement under Rule 14a-8(j). Definitive copies of the proxy statement will be filed pursuant to Rule 14a-6(b) on or about March 23, 2001.

*3 If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call me at (215) 841-4694.

Sincerely,
Todd D. Cutler

Assistant General Counsel

EXELON SM

2301 Market Street

P.O. Box 8699

Philadelphia, PA 19101-8699

LETTER TO SEC

March 6, 2001

SECURITIES AND EXCHANGE COMMISSION

DIVISIONS OF CORPORATE FINANCE

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: **Exelon Corporation**

Shareholder Proposal submitted by Robert. B. Mills

Filing pursuant to Rule 14a-8 under the Securities Exchange Act

Ladies and Gentlemen:

We have reviewed Mr. Robert B. Mills' letter, dated February 27, 2001 (copy enclosed), responding to the no-action letter request of **Exelon Corporation** (the "Company") seeking to exclude his proposal from the Company's proxy statement and form of proxy for its 2001 Annual Meeting of Shareholders (the ""Proxy Materials"). In response to Mr. Mills' letter, we are filing six (6) paper copies of: 1) this letter, and 2) Mr. Mills' letter dated February 27, 2001.

Mr. Mills' arguments are without merit. Mr. Mills' response is based on three points: 1) that the Company has "failed to object in a timely manner" under Rule 14a-8(f); 2) that Mr. Mills continues to own PECO Energy common stock; and 3) that exclusion of the proposal breaches the "contract" created by the ""invitation" for shareholder proposals in PECO Energy's 2000 proxy statement.

Rule 14a-8(f)

Mr. Mills states that Rule 14a-8(f) requires a company to notify the proponent within 14 calendar days after receiving a proposal of any procedural or eligibility deficiencies. He argues that by "fail[ing] to object in a timely manner...the proposal should be allowed on this basis alone." Rule 14a-8(f) clearly provides that "a company need not provide you such notice of a deficiency if the deficiency cannot be remedied." In this case, the deficiency of Mr. Mills' proposal is his failure to own Company common stock for the requisite one-year period. This deficiency cannot be remedied and, accordingly, the Company was not required to provide Mr. Mills with notice of deficiency under Rule 14a-8(f).

PECO Energy Common Stock Ownership

Mr. Mills states that "I continue to hold PECO Energy Co. stock dated November

10, 1997." Mr. Mills is mistaken. Under the terms of the merger agreement, at the completion of the first step exchange, each share of PECO Energy Company stock was automatically converted into one share of Exelon common stock. As a result of the one-to-one exchange ratio of PECO Energy shares to Exelon shares, no exchange of stock certificates was required by the Company, unless the securities were to be sold or transferred. This was explained in a letter sent to shareholders shortly after the closing of the merger (copy enclosed).

Mr. Mills' assertion that he continues to hold PECO Energy stock is simply not correct. In fact, Mr. Mills concedes this in his response letter: "PECO Energy has become a wholly owned subsidiary of Exelon and every share of PECO Energy is equal to a share of Exelon as per the merger agreement (1:1)." The fact is that all of PECO Energy's shares are owned by Exelon. Mr. Mills' certificates represent shares of Exelon stock.

2000 Proxy Statement

*4 Mr. Mills argues that PECO Energy's 2000 proxy statement disclosure of the shareholder proposal deadline for its 2001 annual meeting is an ""invitation" and a "contract." It is neither. Rule 14a-5(e) requires that all proxy statements disclose the deadline for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting. In compliance with Rule 14a-5(e), PECO Energy disclosed the deadline for PECO Energy's 2001 annual meeting. Such disclosure is neither an invitation nor a contract, rather it is mere compliance with Commission Rule 14a-5(e). Furthermore, the disclosure relates to PECO Energy's next annual meeting. It does not relate to **Exelon Corporation's** 2001 annual meeting. In the event the merger discussed in the 2000 proxy statement was not consummated, PECO Energy would have conducted a 2001 annual meeting of shareholders at which PECO Energy's public shareholders could have made proposals and voted. The merger, however, was consummated on October 20, 2000 and there are no longer any publicly held shares of PECO Energy eligible to vote at PECO Energy's 2001 annual meeting.

Proposal May be Omitted Under Rule 14a-8(b)

Under Rule 14a-8(b), in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, a proponent must have continuously held at least $2,000 in market value,, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal (and must continue to hold those securities through the date of the meeting).

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. See, e.g., Applied Power Inc. (available October 4, 1999); Oklahoma Gas and Electric Company (available February 19, 1997); Burlington Northern Santa Fe Corp. (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); Owens-Illinois, Inc. (available February 13, 1985).

In the present case, the transaction pursuant to which Mr. Mills' acquired his shares of Company common stock was also a merger, and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(b), Mr. Mills acquired his shares of Company common stock on October 20, 2000 when the merger was consummated. Therefore, at the time he submitted his proposal, he had not owned, and by the time of the 2001 annual shareholders meeting he will not have owned, Company common stock for the requisite one-year period. Consequently, the Company is permitted to exclude Mr. Mills' proposal from its Proxy Materials because Mr. Mills has not satisfied the eligibility requirements of Rule 14a-8(b).

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call me at (215) 841- 4694.

*5 Sincerely,
Todd D. Cutler

Assistant General Counsel

LETTER TO SEC

February 27, 2001

TO: SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL, DIVISION OF CORPORATION FINANCE

450 FIFTH STREET, NW

WASHINGTON, DC 20549

Re: Shareholder response to **Exelon Corp.** request to omit the

Invest in Clean Energy (ICE) Proposal from proxy statement.

Dear Commissioners,
Please allow me to summarize what has happened. I submitted a shareholder proposal to both PECO Energy Co. and Unicom Corp. on October 31, 2000 that is entitled Invest in Clean Energy (ICE) Proposal. The two companies officially merged October 20, 2000. I was invited to exchange my Unicom Corp. shares for Exelon shares in November 2000, which I did. I continue to hold PECO Energy Co. stock dated November 10, 1997 (62 shares). Last week I received a brief from **Exelon Corp.** counsel Todd D. Cutler which seeks to omit the proposal from the Exelon proxy statement based on Rule 14a-8(b) and (f), has not owned stock for 1 year.

My response:

1. Rule 14a-8 (f) says the company has 14 calendar days to object to a proposal based on procedural or eligibility deficiencies. They waited three and a half months. They therefore failed to object in a timely manner, and the proposal should be allowed on this basis alone.

2. Exelon counsel says quote, "The Proponent only became a shareholder of record of Company common stock on October 20, 2000, when his shares of Unicom common stock and PECO common stock were exchanged for shares of Company common stock upon consummation of the share exchange and merger." This is incorrect. I continue to hold PECO Energy Co. stock dated November 10, 1997. PECO Energy has become a wholly owned subsidiary of Exelon and every share of PECO Energy is equal to a share of Exelon as per the merger agreement (1:1). I'm sure the merger has upset the record keeping at the new company, so perhaps they were not aware of this.

3. Last spring PECO Energy and Unicom Corp. issued a joint proxy statement as the stockholders voted in favor of the merger. In that joint proxy statement, on page 152 there is an invitation to stockholders to present proposals for the next year, with a deadline of January 17, 2001. I filed this proposal in a timely manner (October 31, 2000), with the propert word limit, proof of stock ownership, amount of stock value, and other procedural requirements.

I have learned from **Exelon Corp.** counsel Scott Peters that it is Exelon's position that no one may submit a proposal to the Company this year because no one has held Exelon stock for the requisite 1 year. This is a breach of contract, the contract being on page 152 of the last years proxy statement and the breach being not allowing anyone to exercise that invitation and right to present proposals to the stockholders.

4. Exelon counsel Todd Cutler cites five cases where shareholders were not allowed to present proposals following mergers because they had not held the new stock long enough. This case is totally different for the following reasons, a.) I owned stock in both companies b.) I only exchanged the stock of one of those two companies c.) PECO Energy has become a wholly owned subsidiary of **Exelon Corp.** and every share of PECO equals a share of Exelon, and I still have those shares of PECO with a date of November 10, 1997. d.) Failure to allow any proposals significantly reduces the rights of shareholders as envisioned by Rule 14a-8.

*6 5. Rule 14a-8 (j)(1) states, ", if the company demonstrates good cause for missing the deadline." I sent them this proposal over three and a half months ago. Their failure to respond for such a long time has no good cause. This last minute attempt to omit the proposal is based in incompetent management.

I call the Commissions attention tothe fact that Unicom asked for a waiver of Rule 14a-8(j) last year, again for no real reason other than incompetence. (copy enclosed) The year before they lost my proposal for almost two months in an employees "IN" box.

This last minute request to omit the proposal should be denied because there is no good reason they waited till the last minute to file it. I will have precious little time to consider their opposing statement, the Commission will have to rule quickly on the case, and the proxy statement will be printed barely a month before the annual meeting. Exelon has stated no good reason for this to be.

6. I request the Commission to please allow the ICE Proposal to be included in the **Exelon Corp.** proxy statement and for debate and vote at the annual meeting of shareholders. I would also like to correct Todd Cutler's mistake on page 3 of his brief. The Exelon annual meeting is April 24th, 2001 at the Hyatt Regency O'Hare near Chicago, not April 23rd as he says in his brief. This is just more evidence of bad management on their part.

Sincerely,
Robert B. Mills

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 15, 2001

Publicly Available March 15, 2001

Re: **Exelon Corporation**

Incoming letter dated February 16, 2001

The proposal relates to Exelon's energy sources.

There appears to be some basis for your view that Exelon may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal he did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a- 8(b). We note in particular that the proponent acquired shares of Exelon's voting securities in connection with a plan of merger involving Exelon. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is our view that the proponent's holding period for Exelon shares did not commence earlier than October 20, 2000, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rule 14a-8(b).

We note that Exelon did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Lillian K. Cummins

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

*7 The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnishedby the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2001 WL 278486 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Applied Power Inc.**
Publicly Available October 4, 1999

LETTER TO SEC

September 3, 1999

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, DC 20549

Re: **Applied Power Inc.**

SEC File No. 1-11288

Filing Pursuant to Rule 14a-8(j)

Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of **Applied Power Inc.**, a Wisconsin corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing six (6) paper copies of this letter, the proposal in the form of a proposed shareholder resolution and supporting statement (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"), and the other enclosures referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Company's proxy statement and form of proxy for its 2000 Annual Meeting of Shareholders (the "Proxy Materials") for the reasons set forth below. We submit this letter to respectfully request that the Staff advise the Company that it will not recommend any enforcement action to the Commission if the Proposal is not included in the Proxy Materials.

The Company presently intends to file its definitive Proxy Materials for the 2000 Annual Meeting with the Commission on or after November 22, 1999.

Summary of Company's Position

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials under Rule 14a-8(b) and (f) because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal pursuant to Rule 14a-8 after having been notified of the applicable requirements and being given an opportunity to do so.

Description of the Proposal

On July 26, 1999, the deadline (as disclosed in the Company's 1999 Annual Meeting Proxy Statement) for submitting shareholder proposals for inclusion in the Company's Proxy Materials under Rule 14a-8(e), the Company received via fax the enclosed letter dated July 26, 1999 from the Proponent transmitting the Proposal. The Proposal is in the form of a resolution recommending that "shareholders have the opportunity to vote on poison pills."

With regard to his eligibility to submit a shareholder proposal in accordance with Rule 14a-8, the Proponent's letter stated: "I own 85 shares of Applied Power stock since July 1998 and I will hold the required amount of stock until after the next shareholder meeting."

Notification of Deficiencies and Failure to Remedy

As counsel for the Company, the undersigned responded to the Proponent's July 26, 1999 letter with the enclosed letter dated August 6, 1999 (the "August 6 Letter"). In accordance with Rule 14a-8(f), the August 6 Letter: (1) advised the Proponentof the eligibility requirements set forth in Rule 14a-8(b); (2) advised the Proponent that the Company's transfer records reflected that he had owned of record 85 shares of Applied Power common stock, the Company's only outstanding class of voting securities, only since July 31, 1998, when the 100 shares of ZERO Corporation stock that he had owned were converted into 85 shares of Applied Power stock upon consummation of the merger by which Applied Power acquired ZERO; (3) reminded the Proponent that in connection with his attempt to submit a shareholder proposal to the Company last year, the Division of Corporation Finance expressed the view that his holding period for the Company's shares did not commence earlier than July 31, 1998, the effective time of the merger; (4) informed the Proponent it was the Company's position that he had not demonstrated that he was eligible to submit a shareholder proposal for the Company's 2000 Annual Meeting pursuant to Rule 14a-8 and, accordingly, without addressing or waiving other possible bases for exclusion, the Company intended to exclude his proposal for that reason; and (5) invited the Proponent to demonstrate that he was in fact eligible to submit a proposal under the requirements set forth in Rule 14a-8(b) and notified him of the time frame for his response.

*2 The Company did not receive any response to the August 6 Letter within the 14 day period provided in Rule 14a-8(f), other than the resubmission of the same proposal on August 10, 1999, two weeks after the July 26, 1999 deadline for submitting shareholder proposals pursuant to a Rule 14a-8. A copy of the resubmission, dated August 10, 1999, is enclosed. Although a company need not provide a proponent notice of a deficiency if the deficiency cannot be remedied, such as the failure to submit a proposal by the Company's properly determined deadline, the undersigned nevertheless advised the Proponent, by letter dated August 23, 1999, a copy of which is enclosed, that the Company intended to exclude the Proposal because of the Proponent's ineligibility and untimeliness.

Grounds for Exclusion -- The Proposal May be Omitted Under Rule 14a-8(b) and (f)

Under Rule 14a-8(b), as the Proponent was notified in the August 6 Letter, in order to be eligible to submit a shareholder proposal pursuant to Rule 14a-8, Mr. Chevedden must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date he submitted the Proposal (and must continue to hold those securities through the date of the meeting).

The Company's transfer agent has advised us that Mr. Chevedden only became a shareholder of record of Company common stock on July 31, 1998, when his 100 shares of ZERO common stock were converted into 85 shares of Company common stock upon consummation of the merger in which ZERO became a wholly owned subsidiary of the Company. Mr. Chevedden has not claimed or demonstrated beneficial ownership of any shares other than the shares he holds of record.

In Applied Power Inc. (October 6, 1998), a copy of which is enclosed, the Division of Corporation Finance expressed the view that Mr. Chevedden's holding period for the Company's shares did not commence earlier than July 31, 1998, the effective time of the merger, and accordingly indicated that the Division would not recommend enforcement action to the Commission if the Company omitted the proposal he was attempting to submit last year from its proxy materials on the basis of Rule 14a-8(f). Mr. Chevedden appealed the Division's no-action position to the Commission. The Commission determined not to review the Division's no-action position and so advised Mr. Chevedden in its letter dated November 25, 1998, a copy of which is also enclosed.

The Staff has consistently granted no-action relief with respect to the omission of a proposal when a proponent has not held voting securities for the requisite period. See, e.g., Gannett Co., Inc. (avail. January 4, 1996); Ann Taylor Stores Corporation (avail. March 13, 1996); and Gaylord Container Corporation (avail. November 6, 1996). The Staff has also consistently granted no-action relief with respect to the omission of a proposal when a proponent fails to supply documentary support regarding the ownership requirement within the prescribed time period after receipt of a registrant's request. See Unocal Corporation (avail. February 25, 1997); Commercial Federal Corporation (avail. August [*8] 28, 1996); and SBC Communications, Inc. (avail. September 6, 1996). Accordingly, the Company intends to omit the Proposal from the Proxy Materials.

Conclusion

*3 The August 6 Letter gave Mr. Chevedden the opportunity to demonstrate that he was eligible to submit a shareholder proposal to the Company pursuant to Rule 14a-8. Since he was not the registered holder of the requisite amount of Company common stock for at least one year by the date he submitted his Proposal on July 26, 1999, and he has not made any claim or submitted any proof that he has been the beneficial owner of the requisite amount of Company common stock for the requisite period, he has failed to demonstrate such eligibility. His August 10, 1999 resubmission after the Rule 14a-8 deadline was untimely.

Accordingly, as Mr. Chevedden was advised in the August 6 Letter, without addressing or waiving other possible bases for exclusion, the Company intends to exclude his Proposal because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of Company common stock.

We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials for the reasons discussed in this letter.

If you have any questions concerning this matter, or if additional information is required in support of the Company's position, please call the undersigned at 414-277-5115.

Very truly yours,
Bruce C. Davidson

QUARLES & BRADY LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

414/277-5000

LETTER TO SEC

September 22, 1999

OFFICE OF CHIEF COUNSEL

MAIL STOP 3-11

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, NW

WASHINGTON, DC 20549

APPLIED POWER INC. (APW)

Rebuttal to No-Action Request

SEC File No. 1-11288

Ladies and Gentlemen:
This responds to the Applied Power Inc. September 3, 1999 no-action request. Rule 14a-8(g) states "the burden is on the company to demonstrate that it is entitled to exclude a proposal."

Company Deficiency in Untimely Filing of No-Action Request

Under the new 14a-8 Rules adopted by the Commission in 1998 the company is deficient in its untimely filing of no-action request. Rule 14a-8(j)(1) requires that the company "must file its reasons with the Commission no later than 80 calendar days beforeit files its definitive proxy statement." Since the company has specified November 22, 1999 as a date to file its definitive proxy statement, it must have submitted its no-action request on September 3, 1999, 80-days prior, to meet the deadline.

These are the company's 1995-1998 dates of submitting its definitive proxy statement:

Company name	Format	Form Type	Date Filed	File Size (Bytes)
APPLIED POWER INC	[text]	DEF 14A	(11/23/1998)	69786
APPLIED POWER INC	[text]	DEFA14A	(11/18/1997)	9157
APPLIED POWER INC	[text]	DEF 14A	(11/19/1996)	114481
APPLIED POWER INC	[text]	DEFA14A	(11/19/1996)	9371
APPLIED POWER INC	[text]	DEF 14A	(11/22/1995)	59915

*4 The company has led the proponent to believe that the no-action request was not submitted and received by the Commission until after September 3, 1999 -- the date of the letter. Rule 14a-8(j)(1) requires that the proponent receive the no-action request simultaneously. "The company must simultaneously provide the proponent with a copy of its submission." The proponent did not receive a copy of the company no-action request until after September 3, 1999.

Furthermore the Commission staff may permit -- but is not required to permit -- a late submission, but only "if the company demonstrates good cause for missing the deadline." The company has not provided "good cause" or any explanation whatsoever.

The proponent submitted the shareholder resolution timely, giving the company approximately 40 days to draft and submit its no-action request.

Rule 14a-8(j)(1) specifically states:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

Based on the foregoing, it is respectfully requested that the Staff issue a determination that it is unable to accept the company's untimely no-action request.

In the alternative, the proponent's stock ownership since July 1998 materially meets the requirement. It meets the intent of the Rule 14a-8 to prevent non-shareholders from buying stock at the last minute to submit a shareholder resolution. This deserves particular attention since the company controlled the date of the merger. Thus the company-controlled date could result in an interpretation of a narrow miss of the ownership period.

The best claim that the company can make is that under its interpretation, ownership fulfills more than 98% of the time period required. The first company no-action letter cited in its "Grounds" heading concerned less than two months of stock ownership.

Response to Company "Grounds"

The company lists previous no-action determinations in its Grounds heading -- all without comment or analysis of the specific application to its no-action request. There are major distinctions between this shareholder resolution and the company's first referenced no-action determination, Gannett Co., Inc. 01/04/1996:

1) Gannett is two shareholder proposals.

2) The topics of the Gannett proposals are not established shareholder resolution topics and would probably be excluded solely by other Rule 14a-8 Rules. The first proposal mandates that the company not seek blatantly anti- Semitic articles. The second proposal mandates a corporate fine of $100,000 for each such publication.

*5 3) Gannett concerns less than two months of stock ownership. "He held the stock for less than two months prior to submitting the proposal."

4) Gannett does not involve a company-controlled date as an issue in determining the start-date of stock ownership. With this resolution the proponent clearly had no control over the exact date of the merger. This is significant since the number of days in question here are at most 5 days. For the majority of shareholder resolutions, the qualifying stock ownership purchase date is set by the shareholder, the date the shareholder buys the company stock.

The Commission staff advised the proponent that it cannot find the second letter cited by the company, the Ann Taylor Stores Corporation letter (March 13, 1996) cited by the company. The staff said the letter may have never been published.

Rule 14a-8(b)(2)

The company introduces the moot point of the proponent submitting stock ownership verification when the proponent is a registered holder of its stock. The company argues rules that were superseded by the 1998 revision of Rule 14a-8.

Rule 14a-8(b)(2) states that if the proponent is the registered holder of securities the company can verify proponent eligibility on its own. The shareholder must verify ownership to the company only if the proponent is not a registered holder.

The proponent is a registered shareholder and this is confirmed by the company in its September 3, 1999 letter.

Rule 14a-8(b)(2) specifically states:

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own ... .

Thus the additional cited letters are moot: Unocal Corp., 02/25/1997, Commercial Federal Corp., 08/28/1996, SBC Communications Inc., 09/06/1996.

Letter to the Commission Unanswered by the Company

The proponent's October 28, 1998 letter to the Commission was unanswered by the company. The letter stated the unintended result of the October 6, 1998 Commission Response is that all 6,100 Zero Corporation shareholders are locked out of the shareholder resolution process for 2-1/2 years at Applied Power, the merged company. The 6,100 shareholders include 5 institutional shareholders that each held from 8% to 3% of Zero Corporation stock.

Under this response, 2001 is the earliest date any of the 6,100 shareholders, who held Zero stock in January 1998 could present a resolution on the merged company proxy statement.

The date of stock ownership in the merged company, Applied Power was determined to be July 31, 1998. Meanwhile the Applied Power shareholder resolution deadline is approximately July 23, 1999 for the January 2000 shareholder meeting. Thus July 23, 2000 is the earliest deadline date that the former Zero shareholders can file a resolution with the required one year of ownership. This will result in the January 2001 meeting being the earliest meeting to present a shareholder resolution.

*6 This additionally means that it will take 3 years before NYCERS can present its resolution (to not count abstentions) on the Applied Power proxy. This resolution was originally submitted for the Zero Corp. February 1998 resolution deadline. Zero did not contest this resolution which was submitted well in advance of its merger agreement. Thus NYCERS will be delayed from February 1998 to January 2001.

The legislative intent of one year ownership is to prevent shareholders from becoming eligible to submit shareholder resolutions by buying stock at the last minute. The legislative intent is not served by automatically disqualifying tenured shareholders from the resolution process for a 2-1/2 year period when companies merge. This is a significant legal lapse of the shareholder right to submit resolutions, particularly in this era of merger activity.

Rule Change Request

The Rule Change Request submitted previously to Jonathan G. Katz, Secretary, Securities and Exchange Commission, could provide another means and/or additional support to qualify proponent stock ownership. The investigation and analysis of this Rule Change may provide additional support for publication of this resolution.

Conclusion

The reasons the company gives for omitting this proposal from the company's proxy material are a pretext to prevent stockholders from voting on an important proposal topic simply because management opposes it. Resolutions that give shareholders the opportunity to vote on poison pills receive high shareholder votes. The Investor Responsibility Research Center reported a 1998 average vote of 56% shareholder approval on this topic.

For instance, Northrop Grumman (NOC) announced 69% approval of this topic at its May 19, 1999 shareholder meeting.

Significantly the company no-action letter has no argument regarding the content of the resolution, a well-established shareholder resolution topic recommended by many institutional shareholders and independent proxy analysts.

Consequently, the Staff is urged to reject all company objections. There is no legitimate reason to disenfranchise the company's stockholders particularly when this topic consistently receives high shareholder support.

Based on the foregoing, it is respectfully requested that the Staff issue a determination that:

1) The company's no-action request is untimely and/or

2) It is unable to concur with the company's views on all points.

It is respectfully requested that the Staff's determination be faxed directly to 310/371-7872, simultaneous with its transmission to the company.

Sincerely,
John Chevedden

Applied Power Inc. Shareholder

SEC LETTER

1934 Act / s -- / Rule 14A-8

October 4, 1999

Publicly Available October 4, 1999

Re: **Applied Power Inc.**

Incoming letter dated September 3, 1999

The proposal relates to not adopting or maintaining any rights plan without prior shareholder approval.

There appears to be some basis for your view that Applied Power may exclude the proposal under rule 14a-8(f), because at the time the proponent submitted the proposal he did not own for one year 1% or $ 2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(b). We note in particular that the proponent acquired shares of Applied Power's voting securities in connection with a plan of merger involving Applied Power. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is our view that the proponent's holding period for Applied Power's shares did not commence earlier than July 31, 1998, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if Applied Power omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a- 8(f).

*7 Sincerely,

Carolyn Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1999 WL 792497 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Oklahoma Gas and Electric Company
Publicly Available February 19, 1997

LETTER TO SEC

January 6, 1997

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Office of the Chief Counsel

Re: Oklahoma Gas and Electric Company and OGE Energy Corp.

Shareholder Request Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our clients, Oklahoma Gas and Electric Company ("OG&E") and OGE Energy Corp. ("OGE Energy"), we are submitting this letter pursuant to Rule 14a-8(d) of the General Rules and Regulations of the Securities Exchange Act of 1934, in reference to OGE Energy's intention to omit a shareholder proposal from the proxy statement and form of proxy (the "Proxy Materials") for its 1997 annual meeting.

OG&E received a shareholder proposal (the "Proposal"), dated October 22, 1996 from Mr. Fred Wilson (the "Proponent") requesting inclusion in OG&E's proxy materials for 1997. However, for the reasons set forth below, OG&E is not expecting to solicit proxies for its 1997 annual meeting. Pursuant to a mandatory share exchange, effective as of December 31, 1996, the outstanding shares of common stock of OG&E were exchanged on a share-for-share basis for common stock of OGE Energy and OG&E became a subsidiary of OGE Energy. As a result, OGE Energy is now the sole holder of OG&E common stock and OG&E will not need to solicit proxies for its 1997 annual meeting. Instead, OGE Energy, as a newly public company, will be holding its first annual meeting in 1997 and has advised us that definitive copies of its Proxy Materials are tentatively scheduled to be filed pursuant to Rule 14a-6 on or about March 29, 1997.

We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, OGE Energy excludes the Proposal from its Proxy Materials. Pursuant to Rule 14a-8(d), enclosed herewith are seven copies of the following materials:

(1) This letter, which represents OG&E's and OGE Energy's statement of reasons why omission of the Proposal from the 1997 Proxy Materials is appropriate and, to the extent such reasons are based on matters of law, this letter also represents a supporting opinion of counsel; and

(2) The Proposal, attached as Exhibit A hereto, which was submitted by Proponent by letter dated October 22, 1996.

The Proposal

A copy of the Proposal is attached as Exhibit A and, for ease of reference, is also set forth below:

It is my opinion that the executives are not justified in receiving the unusually large incentives and bonuses which are apparently awarded by the Board of Directors. It seems that the fine salaries that they already receive should be sufficient justification and incentive for doing a good job. I feel that the executives should be able to get along very well on the fantastic salaries that they are being paid.

*2 Resolved: that all bonuses in excess of $30,000 for executive officers only be approved by the stockholders at the annual stockholders meeting.

Discussion of Reasons for Omission

The Proposal may be omitted from OGE Energy's Proxy Materials for the following reasons:

1. As indicated above, effective December 31, 1996, all outstanding shares of common stock of OG&E were exchanged on a share-for-share basis for shares of common stock of OGE Energy. As a result, OGE Energy now owns 100% of the common stock, and greater than 80% of the voting stock, of OG&E. Consequently, OG&E will not need to solicit proxies for its 1997 annual meeting, and Proponent's request for inclusion in OG&E's proxy statement is inapplicable and cannot be complied with. Even if OG&E were to solicit proxies for its 1997 annual meeting, Proponent will not own any shares of OG&E common stock at the time of the 1997 annual meeting and, therefore, will not satisfy the eligibility requirements of Rule 14a-8(a)(1).

2. Even if Proponent's submission of its proposal to OG&E before the share exchange is deemed, in effect, to be a submission to OGE Energy after the share exchange, OGE Energy believes, and we are of the opinion, that the Proposal may be omitted from OGE Energy's Proxy Materials pursuant to Rule 14a-8(a)(1). Rule 14a-8(a)(1) requires, inter alia, that a proponent must hold the securities of a registrant for one year before the proponent is eligible to submit a proposal for inclusion in the registrant's proxy material. Burlington Northern Santa Fe Corp. (available December 28, 1995); Exide Electronics Group, Inc. (available November 22, 1995); Owens-Illinois, Inc. (available February 13, 1985). In each of those situations, the proponent acquired shares of the registrant pursuant to a merger within one year of submitting a proposal to the registrant. Notwithstanding the fact that the proponents had held shares in the acquired companies for more than one year prior to the mergers, the Staff took the position that the proponents' holding period for the registrants' shares began when the proponents acquired the registrants' shares pursuant to the merger. The Staff explained that because the

"transaction in which the proponent acquired the shares appears to have constituted a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the holding period for the Company's shares commenced [when the proponent acquired the Company's stock pursuant to the merger.]" Burlington Northern Santa Fe Corp.

Although the transaction pursuant to which Proponent acquired his shares of OGE Energy common stock was not a merger, it was similar to the cited examples in that OGE Energy common stock was registered under the Securities Act of 1933 on Form S-4 and involved a separate sale and purchase of securities for purposes of the federal securities laws. For purposes of Rule 14a-8(a)(1), Proponent acquired his shares of OGE Energy common stock on December 31, 1996. Therefore, at the time Proponent submitted the Proposal he had not owned, and by the time of the 1997 Annual Meeting he will not have owned, OGE Energy common stock for the requisite one year period. Consequently, OGE Energy is permitted to exclude the Proposal from its 1997 Proxy Materials because Proponent has not satisfied the eligibility requirements of Rule 14a-8(a)(1).

*3 3. We believe that, as an additional ground for omission, OGE Energy may properly omit the Proposal pursuant to Rule 14a-8(c)(1) on the basis that it is, "under the laws of the registrant's domicile, not a proper subject for action by security holders." OGE Energy was incorporated in the State of Oklahoma. Section 1027A of the Oklahoma General Corporation Act states in relevant part, "The business and affairs of every corporation organized in accordance with the provisions of the Oklahoma General Corporation Act shall be managed by or under the direction of the board of directors, except as may be otherwise provided for in the Oklahoma General Corporation Act or in its certificate of incorporation." An important part of OGE Energy's business and affairs is determining the level of compensation, including that portion thereof which is to be paid as an incentive award or bonus, for its management. There are no other provisions in the Oklahoma General Corporation Act or OGE Energy's certificate of incorporation that would limit the discretionary powers granted under Section 1027A.

If adopted, the Proposal would effectively require that OGE Energy not pay any bonuses of more than $30,000 to OGE Energy executives unless such bonuses have been approved by the shareholders. Such a mandated change in the compensation of executives is not an appropriate matter for shareholder action as it would interfere with the discretionary authority of the board of directors to manage the business and affairs of OGE Energy as provided by Oklahoma law.

The Commission has recognized the inappropriateness of such mandatory action by shareholders in Exchange Act Release No. 34-12999 (November 22, 1976), which states:

It is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a Statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

For the reasons stated above, OGE Energy believes that the Proposal constitutes an improper matter for action by shareholders and, therefore, should be omitted from its 1997 Proxy materials.

4. We believe that, as an additional ground for omission, OGE Energy may

properly omit the Proposal pursuant to Rule 14a-8(c)(7) on the basis that it "deals with a matter relating to the conduct of the ordinary business operations of the registrant." Although the Proposal appears to limit only the amount of bonuses paid to executive officers and, based on the Staff's position asserted beginning in 1992, would not appear to relate to ordinary business operations, the Proposal actually relates to OGE Energy's entire compensation program. As described in OGE's proxy statement, bonuses are only one component of the compensation program. Arbitrarily limiting bonus amounts paid to executive officers would not necessarily limit the total amount of compensation paid to them because in order to attract and retain such executives OGE Energy would probably still have to pay a market rate of total compensation. The effect of the Proposal, therefore, would be to change the percentages allocated to the different components of the compensation program for executives. This, in turn, would likely require that the entire compensation program be revised in order to maintain comparable and equitable treatment for all participants, including non-executives. Therefore, adoption of the Proposal would affect general employee compensation issues. The Staff has consistently taken the position that proposals dealing with general employee compensation issues can be omitted as relating to ordinary business operations. See, e.g., W.R. Grace & Co. (available February 29, 1996).
*4 For the reasons stated above, OGE Energy believes that the Proposal relates to ordinary business operations and, therefore, should be omitted form the 1997 Proxy Materials.

5. We further believe that, as an additional ground for omission, OGE Energy may properly omit the Proposal pursuant to Rule 14a-8(c)(3) on the basis that it violates the Commission's proxy rules, including Rule 14-a(9), which prohibits false or misleading statements in proxy soliciting materials. The Staff has previously determined that a proposal may be omitted pursuant to Rule 14a-8(c)(3) if it is so vague that neither the shareholders nor the corporation are "able to determine with reasonable certainty exactly what actions or measures the proposal requires." See, e.g. E.I. DuPont de Nemours & Company (available February 13, 1992). The Proposal is vague because it states that "all bonuses in excess of $30,000" be approved by stockholders. The Proposal is unclear whether this applies solely to cash bonuses or to all compensation other than salary and how and at what point such amounts are to be valued. As described in OG&E's compensation committee reports in its recent proxy statements, part of OG&E's compensation package for its executive officers consists of annual incentive awards paid in cash and part consists of grants of incentive-based restricted stock. Annual incentive awards are granted and performance goals for these awards are established in January of a given year. Payment of these awards is made at the end of the year and is dependent upon the achievement of the specified performance goals. Payments may range from 0% to 150% of the initial awards. Restricted stock is granted in December of a given year and vests after three years depending upon the performance of the company over such period. The ultimate payout of such restricted stock may be from 0% to 100% of the restricted stock initially awarded. Consequently, the value of any bonuses that are actually paid may vary significantly from the bonus levels that are initially established, with such variations owing in part to company performance, and, in the case of restricted stock, also to changes in the company's stock price. It is very possible that awards could be valued at more than $30,000 when granted, but could be less than $30,000 when ultimately paid out. It also is possible that awards could be valued at less than $30,000 when initially granted and more than $30,000 when ultimately paid out. Therefore, the Proposal is misleading because it is vague as to how such Proposal should be implemented and how and when such bonuses should be valued.

In addition, Proponent's supporting statement contains false and misleading statements. Proponent states, without any justification, basis or qualification, that OG&E executives receive "unusually large incentives and bonuses" and "fantastic salaries." OG&E executive compensation is set by the Compensation Committee of the Board of Directors. The Compensation Committee has in the past retained Towers Perrin, a nationally recognized compensation consulting firm, to conduct an annual executive compensation review. Towers Perrin's most recent review, which involved analyzing executive pay data from literally hundreds of U.S. companies, showed that OG&E's current compensation package for executives is well below the norm for similarly situated companies. Therefore, the statements made by Proponent are inaccurate and the Proposal may be omitted because it is false and misleading. At a minimum, the Proposal should be revised to eliminate these false and misleading statements.
*5 One copy of this letter, including attachments, has been mailed as of this date to the Proponent.

If you have any questions with respect to this matter, please contact Peter D. Clarke (312) 245-8685 or the undersigned at (312) 245-8754.

Very truly yours,
Robert J. Joseph

GARDNER, CARTON & DOUGLAS

SUITE 3400

QUAKER TOWER

321 NORTH CLARK STREET

CHICAGO, ILLINOIS 60610-4795

(312) 644-3000

ENCLOSURE

October 22, 1996

OKLAHOMA GAS AND ELECTRIC

PROXY STATEMENT PROPOSAL

ATTEN:CORPORATE SECRETARY

EXHIBIT A

IT IS MY OPINION THAT THE EXECUTIVES ARE NOT JUSTIFIED IN RECEIVING THE UNUSUALLY LARGE INCENTIVES AND BONUSES WHICH ARE APPARENTLY AWARDED BY THE BOARD OF

DIRECTORS. IT SEEMS THAT THE FINE SALARIES THAT THEY ALREADY RECEIVE SHOULD BE SUFFICIENT JUSTIFICATION AND INCENTIVE FOR DOING A GOOD JOB. I FEEL THAT THE EXECUTIVES SHOULD BE ABLE TO GET ALONG VERY WELL ON THE FANTASTIC SALARIES THAT THEY ARE BEING PAID.

RESOLVED: THAT ALL BONUSES IN EXCESS OF $30,000 FOREXECUTIVE OFFICERS ONLY BE APPROVED BY THE STOCKHOLDERS AT THE ANNUAL STOCKHOLDERS MEETING.

HOLDER OF 100 SHARES OF STOCK WHICH ARE IN THE SMITH BARNEY STOCK BROKERS HANDS.

FRED WILSON & MAZIE M. WILSON

3011 N. MILES DR.

EDMOND, OKLA 73034-4112

PHONE 405-341-8089

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action , does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

SEC LETTER

*6 1934 Act / s -- / Rule 14A-8

February19, 1997

Publicly Available February 19, 1997

Re: Oklahoma Gas and Electric Company (the "Company")

Incoming letter dated January 6, 1997

The proposal requires that shareholders approve all bonuses over $30,000 awarded to executive officers.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(a)(1) because at the time the proponents submitted the proposal such proponents did not indicate that they owned for one year 1% or $ 1,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(a)(1). The staff particularly notes that the Company will not have an annual meeting. Additionally, the staff notes that the proponents acquired shares of OGE Energy Corporation in connection with a share exchange involving the Company. In light of the fact that the transaction in which the proponents acquired shares of OGE Energy Corporation appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponents' holding period for OGE Energy Corporation's shares did not commence earlier than December 31, 1996, the effective date of the transaction. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on rule 14a-8(a)(1). In reaching this position, the Division has found it unnecessary to address the alternative bases for omission of the proposal upon which the Company relies.

Sincerely,

Amy M. Trombly

Attorney Advisor

Securities and Exchange Commission (S.E.C.)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Burlington Northern Santa Fe** Corporation
Publicly Available December 28, 1995

LETTER TO SEC

December 22, 1995

Office of Chief Counsel

Division of Corporate Finance

Securities and Exchange Commission

Judiciary Plaza

450 5th Street, N.W.

Washington, D.C. 20549

Re: Shareholder Proposal to **Burlington Northern Santa Fe** Corporation

Dear Sir or Madam:

On behalf of **Burlington Northern Santa Fe** Corporation, a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Exchange Act"), I hereby request confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal (the "Proposal") and accompanying supporting statement (the "Supporting Statement") submitted by the Teamsters Affiliates Pension Plan (the "Proponent") from the proxy statement and form of proxy for the Company's 1996 Annual Meeting of Stockholders, which are expected to be filed in definitive form with the Commission on or about March 12, 1996.

The Company received a letter dated November 17, 1995 from the Proponent submitting the Proposal for inclusion in the Company's 1996 proxy statement. The Proposal reads as follows:

Resolved: That the Shareholders of **Burlington Northern Santa Fe** Corp. urge the board of directors redeem any shareholder rights plan unless the issue is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as possible.

Along with the Proposal, the Proponent submitted information regarding its ownership of securities of the Company (the "Ownership Information"). The Ownership Information indicates that the Proponent acquired its shares of the common stock of the Company on September 26, 1995 and that, prior to such date, the Proponent held shares of Santa Fe Pacific Corporation which it acquired in August and September of 1994.

Pursuant to Rule 14a-8(d), I have enclosed six copies of each of the following:

(i) the Proposal and Ownership Information; and (ii) this letter, which sets forth the grounds upon which the Company deems omission of the Proposal to be proper. For your convenience, I have also enclosed a copy of each of the No-action letters referred to herein. Pursuant to Rule 14a-8(d) a copy of this letter is being sent to the Proponent notifying the Proponent of the Company's intention to omit the Proposal from its proxy materials.

The Company believes that the Proposal may be properly omitted from its proxy material pursuant to Rule 14a-8 for the reasons set forth below. To the extent that the Company's reasons for omitting the Proposal are based on matters of law, this letter also constitutes the opinion of counsel required by Rule 14a-8(d)(4) under the Exchange Act.

I. Rule 14a-8(a)(1)

Rule 14a-8(a)(1) requires a proponent, at the time of submission of the proposal, to be a record or beneficial owner of at least one percent or $1,000 in market value of securities entitled to be voted on the proposal at the meeting and to have held such securities for at least one year. The Proponent submitted the Proposal to the Company on November 17, 1995. Therefore, in order to meet the eligibility requirements of Rule 14a-8(a)(1), the Proponent must have acquired its shares on or prior to November 17, 1994.

*2 The Proponent is the owner of at least $1,000 in market value of common stock of the Company but has not held such securities for one year. The Proponent acquired shares of the Company's common stock in connection with the business combination pursuant to which the Company was formed. The Company was formed as a holding company to accomplish the combination of Burlington Northern Inc. ("BNI") and Santa Fe Pacific Corporation ("SFP"). [FN1] The Company's securities issued in the combination were registered under the Securities Act of 1933 on Form S-4, file no. 33-57069. The business combination was effected pursuant to an Agreement and Plan of Merger, dated as of June 29, 1994, as amended by an Amendment dated as of October 26, 1994, Amendment No. 2 dated as of December 18, 1994 Amendment No. 3 dated as of January 24, 1995, and Amendment No. 4 dated as of September 19, 1995, between BNI and SFP (the "Merger Agreement"). The Merger Agreement contained numerous material conditions to closing, including without limitation (a) the approval of the business combination by the stockholders of BNI and SFP, (b) the termination of the applicable Hart-Scott Rodino waiting period, (c) the approval of the business combination by the Interstate Commerce Commission, (d) other required consents and approvals and (e) the delivery of various legal opinions by counsel to BNI and SFP.

FN1 Originally, the transaction was structured as an acquisition of SFP by BNI. However, the transaction was ultimately structured as a business combination in which one subsidiary of the Company was merged into BNI and another subsidiary of the Company was merged into SFP with the result that BNI and SFP became wholly owned subsidiaries of the Company.

End of Footnote(s).

On September 22, 1995, the conditions to closing were satisfied, the business combination became effective and the Proponent became the owner of shares of common stock of the Company. [FN2] Prior to such date, BNI and SFP were independent, unaffiliated companies, and the securities of SFP were not convertible into, or exercisable for, common stock or any other securities of the Company. The fact that the Proponent did not become the owner of shares of the Company until September 22, 1995 is clear from the Ownership Information provided by the Proponent which indicates that the Proponent acquired its shares of the Company on September 26, 1995 (presumably the date on which the share certificates were issued) and that, prior to such date, the Proponent held shares of SFP. Such view is also supported by the fact that the number of shares of common stock of the Company issuable to the Proponent pursuant to the business combination was not determined, and the business combination did not become effective, until September 22, 1995. Thus, the Proponent has not held its shares for one year and the Proposal may properly be omitted. Please note that the Staff reached the same conclusion in the no-action letter issued to Exide Electronics Group, Inc. (November 22, 1995) in connection with a very similar set of facts.

FN2 It is well established that, in the context of a business combination, a change in beneficial ownership does not occur until the satisfaction of all conditions to the business combination (i.e., the effective date of the business combination). See, e.g., Transcon Lines v. A.G. Becker Inc., 470 F.Supp. 356 (S.D.N.Y.1979); Portnoy v. Revlon, Inc., 650 F.2d 895 (7th Cir.1981); Kramer v. Ayer, 317 F.Supp. 254 (S.D.N.Y.1970).

End of Footnote(s).

II. Rule 14a-8(c)(3)

*3 Rule 14a-8(c)(3) permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and form of proxy if such proposal or its supporting statement is Rule 14a-8(c)(3) permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and form of proxy if such proposal or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

For the reasons set forth below, the Company believes that the Proposal and Supporting Statement are false and misleading and may properly be excluded pursuant to Rule 14a-8(c)(3).

The Supporting Statement contains at least two false statements. First, the first clause of the Supporting Statement states that "Burlington" has adopted a shareholder rights plan. "Burlington" is not defined but the statement suggests to the reader that the Company (**Burlington Northern Santa Fe** Corporation) has a shareholder rights plan. In fact, the Company has not adopted a shareholder rights plan. The Company was formed to effect the business combination of BNI and SFP which took place on September 22, 1995. BNI and SFP are now subsidiaries of the Company. While both BNI and SFP had shareholder rights plans prior to the business combination, (i) SFP's shareholder rights plan terminated by its terms immediately prior to the consummation of the business combination and (ii) BNI's plan, although surviving the business combination, is of no consequence to holders of the Company's shares as all shares of BNI are currently held by the Company. Second, the fourth clause of the Supporting Statement states that "[o]ver the years, our company has struggled to meet basic industry standards. In 1993, for example, the company reported the worst operating ratio among publicly traded companies in its business." In fact, the Company has not struggled to meet standards or otherwise recorded poor performance during 1993 or "over the years" because it only came into existence pursuant to a business combination which took place on September 22, 1995. Moreover, SFP, the company whose shares the Proponent held prior to the business combination, has performed well relative to other companies in the industry over the past several years. Because of the false statements contained in the Supporting Statement, the Company asserts that the Proposal can properly be omitted.

III. Rule 14a-8(c)(10)

Rule 14a-8(c)(10) permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy if the proposal has been rendered moot. The Staff, in Capital Cities/ABC, Inc. (February 29, 1988), stated that a proposal may be omitted pursuant to Rule 14a-8(c)(10) if "the purposes of the proposal have been substantially implemented by the Company and are rendered moot by the previous actions of the Company."

*4 As written, the proposal suggests that the Company has adopted a shareholder rights plan. The Proposal is effectively moot. As stated above, the Company has no shareholder rights plan and the shareholder rightsplans of the Company's subsidiaries, BNI and SFP, are no longer relevànt. The purposes of the Proposal (i.e., to redeem the Company's shareholder rights plan unless it is approved by a majority of the outstanding shares) have been implemented and rendered moot in that the Company has no shareholder rights plan. Furthermore, the Company has no current plans to adopt a rights plan, and the Proponent has been so informed. Therefore, the Company may properly omit the Proposal.

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from the Company's proxy materials relating to its 1996 Annual Meeting of Shareholders.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its proxy materials in relation to its 1996 Annual Meeting of Shareholders, please contact the undersigned at (708) 995-6805. I may also be reached by facsimile at (708) 995-6540.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Very truly yours,
Jeffrey R. Moreland

Senior Vice President--Law and General Counsel

BURLINGTON NORTHERN SANTA FE CORPORATION

3800 Continental Plaza

777 Main Street

Fort Worth, Texas 76102-5384

(817) 333-2000

ENCLOSURE

November 17, 1995

Beverly Edwards Adams

Corporate Secretary

Burlington Northern Inc.

3800 Continental Plaza

Fort Worth, TX 76102-5384

via fax: 817/333-1574

Dear Secretary Adams:
The Teamsters Affiliates Pension Plan submits the following resolution for inclusion in your 1996 proxy statement as governed by Rule 14a-8.

The fund meets all qualifications under this rule, please find documentation of ownership enclosed.

Sincerely,
Aaron Belk

Trustee, Teamsters Affiliates Pension Plan

ENCLOSURE

RESOLVED: That the Shareholders of Burlington Northern Santa Fe Corp. urge the board of directors redeem any shareholder rights plan unless the issue is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as possible.

SUPPORTING STATEMENT:

Burlington has adopted a shareholder rights plan, often known as a "poison pill."

Generally, we believe the "pill" is an antiquated and unnecessary device given protections afforded by state law. Further we believe "pills" can serve to insulate management from basic shareholder concerns.

Most recently, the bidding for Santa Fe led the company to pay about $1.15 billion, or almost 30% more than originally offered. This forced the company to turn to bank financing.1

*5 Over the years, our company has struggled to meet basic industry standards. In 1993, for example, the company reported the worst operating ratio among publicly traded companies in its business.2

Currently, our company faces major industry changes that require a board finely tuned to what will serve long-term shareholder interests. Consolidation led by our company itself will serve to adjust pricing structures, but may also open new competition in competing transportation modes.

By redeeming or putting the "pill" to a shareholder vote, the board can demonstrate a revitalized commitment to shareholder interests.

Some companies have heeded shareholder concern and either redeemed their current pills (Philip Morris), promised to replace pills only with a shareholder vote (Consolidated Freightways), or at least engage in a dialogue with shareholders regarding pills (Bank of America).

For these reasons, we urge you to vote FOR this proposal.

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 28, 1995

Publicly Available December 28, 1995

Re: **Burlington Northern Santa Fe** Corporation (the "Company")

Incoming letter dated December 22, 1995

The proposal urges the board of directors to redeem any shareholder rights plan unless the issue is approved by the affirmative vote of a majority of the outstanding shares at a meeting of the shareholders held as soon as possible.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(a)(1), because at the time the proponent submitted the proposal it did not own for one year 1% or $1000 in market value of securities entitled to be voted at the meeting, as required by Rule 14a-8(a)(1). The staff particularly notes that the proponent acquired shares of the Company's voting securities in connection with a plan of merger involving the Company. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than September 22, 1995, the effective time of the acquisition. Accordingly, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy materials on the basis of rule 14a-8(a)(1). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber

Attorney-Advisor

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

*6 Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

Securities and Exchange Commission (S.E.C.)

1995 WL 765467 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 **Exide** Electronics Group, Inc.
Publicly Available November 22, 1995

LETTER TO SEC

November 8, 1995

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: **Exide** Electronics Group, Inc.

Shareholder Proposal Submitted by Duquesne Enterprises, Inc.

Ladies and Gentlemen:
On behalf of **Exide** Electronics Group, Inc. (the "Company"), and pursuant to Rule 14a-8(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are submitting this notice of the Company's intention to omit from its proxy statement and form of proxy (the "Proxy Statement") for the 1996 annual meeting of stockholders (the "1996 Annual Meeting") a proposal (the "Proposal") submitted by Duquesne Enterprises, Inc. (the "Proponent") recommending that the Company's Board of Directors redeem the Preferred Stock Purchase Rights (the "Rights") issued to the Company's stockholders in 1992 pursuant to the Company's Shareholder Rights Plan (the "Rights Plan"). The Company intends to omit the Proposal because (i) the Proponent has not been a record or beneficial owner of voting securities of the Company for at least one year as required by Rule 14a-8(a)(1), and (ii) the Proposal is designed to result in a benefit to the Proponent which is not shared with the Company's other stockholders within the meaning of Rule 14a-8(c)(4).

BACKGROUND OF THE PROPOSAL

By letter dated September 28, 1995 (the "Initial Letter"), the Proponent submitted the Proposal for inclusion in the Proxy Statement. (A copy of the Initial Letter is attached hereto as Exhibit A.) In the Initial Letter, the Proponent stated that it is the beneficial owner of 933,750 shares of the Company's common stock ("Common Stock"), representing 12.02% of the Common Stock outstanding. The Proponent also stated that it acquired 526,250 of its shares (the "Merger Shares") "upon conversion of its stockholdings in International Power Machines Corporation, a Delaware corporation ("IPM"), in and as a result of the merger, on February 8, 1995, of IPM with a wholly owned subsidiary of **Exide**." According to the Initial Letter, the Proponent acquired another 70,000 shares on April 4, 1995, and purchased the remaining 337,500 shares in open market transactions between April 10, 1995 and June 8, 1995. (In Amendment No. 5 to the Proponent's Schedule 13D filed on or about November 2, 1995, the Proponent reported the acquisition of

110,000 additional shares of Common Stock.)

Approximately one week after its receipt of the Initial Letter, the Company received a copy of Amendment No. 4 to the Proponent's Schedule 13D (the "Amended 13D") reporting the Proponent's submission of the Proposal and certain other steps the Proponent had taken to seek redemption of the Rights for the purpose of enabling the Proponent to acquire Common Stock in excess of the 15% threshold established in the Rights Plan. As the Proponent had in its prior reports on Schedule 13D, and as discussed further below, the Proponent also stated that it became the beneficial owner of the Merger Shares on February 8, 1995.

*2 Because the Proponent indicated in the Initial Letter and in its Amended 13D that it first acquired Common Stock (which is the only class of security entitled to vote at the 1996 Annual Meeting) on February 8, 1995, the Company asked the Proponent, by letter dated October 10, 1995 (a copy of which is attached hereto as Exhibit B), to provide documentary support for the conclusion that the Proponent had been a record or beneficial owner of the requisite number or value of shares of Common Stock for at least one year prior to the submission of the Proposal (i.e., since on or before September 28, 1994). The Company's letter explained the eligibility requirements for submitting shareholder proposals under Rule 14a-8 and cited the Proponent to Rule 14a-8(a)(1).

By letter dated October 30, 1995 (the "Supporting Letter"), the Proponent responded to the Company's letter by submitting what the Proponent described as "proof of beneficial ownership by Duquesne Enterprises, Inc. of the requisite number of shares of International Power Machines, Inc. since October 17, 1991." (A copy of the Supporting Letter and its enclosures is attached hereto as Exhibit C.) Consistent with that statement, the Supporting Letter enclosed a letter (the "Merrill Lynch Letter") from the Proponent's broker, Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") confirming that the Proponent owned shares of IPM common stock from October 29, 1991 until April 24, 1995, when those shares were exchanged for the Merger Shares.

THE MERGER

As stated by the Proponent in both of its letters, the Proponent first acquired shares of Common Stock upon its exchange of securities of IPM for the Merger Shares in connection with a merger (the "Merger") pursuant to which the Company issued Common Stock in exchange for all of IPM's outstanding securities. The Merger became effective on February 8, 1995 (the "Effective Date") upon the filing of articles of merger in Delaware and Texas. Prior to that date, the Company and IPM were independent, unaffiliated companies, and the securities of IPM were not convertible into, or exercisable for, Common Stock or any other security of the Company.

As explained in detail in the Joint Proxy Statement/Prospectus filed by the Company and IPM on January 6, 1995 (the "Merger Proxy"), the Company and IPM commenced preliminary merger negotiations in May 1994, executed a letter of intent on June 29, 1994, and negotiated the terms of an Agreement and Plan of Reorganization (the "Merger Agreement") which was dated as of August 25, 1994, and which was amended on December 14, 1994, and January 5, 1995. The Merger Agreement was negotiated at arms-length and contained numerous material conditions to closing, including, among others, (a) the effectiveness of the Company's Registration Statement on Form S-4, (b) the approval of the Merger by the stockholders of both the Company and IPM, (c) the termination of the applicable Hart-Scott Rodino waiting period, (d) the obtaining of other required consents and approvals, and (e) the delivery of various legal opinions by counsel to both parties.

*3 The stockholders of IPM and the Company approved the Merger at separate meetings held on February 7, 1995, and the other conditions to closing were satisfied on or before the Effective Date. On the Effective Date, the outstanding securities of IPM converted into Common Stock at a ratio that was based on the trading price of the Common Stock for the 15 consecutive trading days immediately preceding February 5, 1995. As a result of that calculation, it was determined that the Proponent was entitled to receive, in exchange for its IPM securities, the Merger Shares. Although stock certificates representing the Merger Shares were not issued until April 24, 1995, the Effective Date was the date on which the Proponent first became entitled to vote, dispose of, and otherwise exercise rights of ownership with respect to the Merger Shares.

RULE 14a-8(a)(1)

Rule 14a-8(a)(1) establishes the shareholder eligibility requirements for submitting shareholder proposals. The eligibility criteria, which were adopted in 1983, are designed to provide a "bright line" test for determining whether a shareholder's economic stake in the registrant is of sufficient size and has been of sufficient duration to warrant access to the registrant's annual meeting agenda.

To be eligible to submit a proposal, Rule 14a-8(d)(1) requires that a proponent have been the record or beneficial owner, for a period of at least one year prior to submission of the proposal, of voting securities of the registrant representing at least 1% of the registrant's outstanding voting securities or having a value in excess of $1,000. The Merger Shares, which represent the first shares of Common Stock acquired by the Proponent, represent more than 1% of the outstanding Common Stock. The Proponent has not, however, been the record or beneficial owner of the Merger Shares for the requisite one- year period. [FN1]

FN1 It is clear that the Proponent is not the record owner of any shares of Common Stock, since the Supporting Letter and the Merrill Lynch Letter show that all of the Proponent's Common Stock is held in the name of Merrill Lynch. The Merrill Lynch Letter states, however, that Merrill Lynch holds the Merger shares in "an account for" the Proponent. It appears, therefore, and the Company does not dispute, that the Proponent is the "beneficial owner" of the Merger Shares.

End of Footnote(s).

The Proponent has carefully avoided, in each of its two letters, expressly claiming that it acquired record or beneficial ownership of Common Stock prior to February 8, 1995. We doubt seriously that the Proponent's avoidance of any express statement in this regard is inadvertent. On February 21, 1995, shortly after the Effective Date, the Proponent filed a Schedule 13D reporting that it became the beneficial owner of the Merger Shares on the Effective Date. Indeed, as recently as September 29, 1995, in its Amended 13D, the Proponent stated as follows:

The Certificate of Merger was filed on February 8, 1995, at which time the IPM Series B Preferred Shares were converted into 526,250 shares of Common Stock. As a result of the Merger and immediately thereafter, Duquesne Enterprises beneficially owned 526,250 shares of Common Stock, and [a joint filer] beneficially owned 2,526 shares of Common Stock. At that time, neither Duquesne Enterprises nor [the joint filer] beneficially owned any other equity securities of the Issuer.

*4 We agree with the Proponent's statement in its Amended 13D (and prior reports on Schedule 13D) that the Proponent became the beneficial owner of the Merger Shares on the Effective Date. Although neither Section 14(a) of the Exchange Act nor the rules adopted thereunder define the term "beneficial ownership," Rule 13d-3 provides that a person is deemed a beneficial owner of a security if such person, directly or indirectly, has or shares, through any contract, arrangement, understanding, relationship or otherwise, the power to vote or the power to dispose of such security. Based on this definition, the Proponent did not become the beneficial owner of the Merger Shares until February 8, 1995, when the Proponent became unconditionally entitled to the Merger Shares. Prior to the Effective Date, the Proponent had neither the power to vote or the power to dispose of the Merger Shares. The obviousness of this conclusion is illustrated by the fact that, at the meeting of the Company's stockholders held on February 7, 1995 for the purpose of approving the Merger, the Merger Shares were neither eligible to vote nor counted in determining the number of shares constituting a quorum.

Clearly, the execution of the Merger Agreement did not make the Proponent the beneficial owner of the Merger Shares. It is well settled that a person does not become the beneficial owner of securities issuable pursuant to an agreement if the issuance of those securities is subject to a material contingency outside such person's control. See, e.g., Transcon Lines v. A.G. Becker Inc., 470 F.Supp. 356, 371 (S.D.N.Y.1979) (exercise of right to acquire contingent on disposition of securities of another issuer or government approval and therefore holder of right not deemed beneficial owner for purposes of Section 13(d)); Levner v. Prince Alwaleed, 61 F.3d 8 (2nd Cir.1995) (convertible preferred stock does not represent beneficial ownership of underlying common stock where conversion requires consent of both issuer and federal agency.)

The courts have taken the same position in defining beneficial ownership for purposes of Section 16 of the Exchange Act. Generally, for purposes of Section 16, a shareholder of an acquired company in a merger is deemed to have disposed of the shares of the acquired company and to have become the beneficial owner of the securities of the acquiring company when the shareholder becomes irrevocably bound to surrender his or her shares pursuant to the merger. See e.g., Portnoy v. Revlon, Inc., 650 F.2d 895, 898 (7th Cir.1981). A shareholder does not become irrevocably bound upon the mere execution of a merger agreement containing material conditions to closing. See Staffin v. Greenberg, 672 F.2d 1196, 1207-08 (3rd Cir.1982). Instead, stockholders of the acquired company are deemed irrevocably bound to the transaction when all conditions to the merger have been satisfied. See, e.g., Colan v. Cutler- Hammer, Inc., CCH Fed.Sec.L.Rep. ¶ 92,806, at 93,946-51 (N.D.Ill.1986), aff'd, 812 F.2d 357 (7th Cir.1987), cert. denied, 484 U.S. 820 (1987); Portnoy v. Revlon, Inc. 650 F.2d 895, 898 (7th Cir.1981). Accordingly, the change in beneficial ownership does not occur until requisite approvals have been obtained and the articles of merger have been filed. See Kramer v. Ayer, 317 F.Supp 254, 258 n. 5 (S.D.N.Y.1970).

*5 That the Proponent did not become the beneficial owner of the Merger Shares prior to the Effective Date is also evidenced by the fact that the number of shares of Common Stock issuable to the Proponent pursuant to the Merger Agreement was not determined until that date. The Staff has taken the position under Section 16 that the right to acquire an indeterminate number of securities in the future does not confer beneficial ownership of those securities until the number issuable becomes fixed. See, e.g., Certilman Balin Adler & Hyman (April 20, 1992).

The courts have been clear and consistent in holding under both Section 13(d) and

Section 16 that a change in beneficial ownership does not occur upon execution of a merger agreement, but instead occurs upon the satisfaction of all conditions to the merger. It would be inconsistent with these holdings, as well as with the Proponent's own public disclosures, to conclude that the Proponent became the beneficial owner of the Merger Shares for purposes of Rule 14a-8 at any time prior to the Effective Date.

RULE 14-a(8)(c)(4)

In submitting the Proposal, the Proponent is seeking a benefit that will not be shared with the other holders of the Common Stock. The Rights Plan, which is designed to deter coercive takeover tactics by persons seeking to acquire control of the Company, is triggered by any acquisition of Common Stock that results in the acquiror's beneficial ownership of more than 15% of the class outstanding.

The Proponent currently holds slightly less than 15% of the outstanding Common Stock and has expressed an interest in acquiring additional shares. Indeed, on the same date that it submitted the Proposal, the Proponent requested that the Company redeem the Rights to permit it to acquire additional shares of Common Stock. Tellingly, the Proponent also requested that the Company take action to approve the increased investment for purposes of Section 203 of the General Corporation Law of the State of Delaware, which prohibits the acquisition of a company by an interested stockholder (i.e., a holder of 15% or more of the company's voting securities) unless one or more of certain conditions are met, one of which is board approval of the transaction by which the interested stockholder becomes a 15% holder. The Company declined to take the requested action on the terms proposed by the Proponent. The details of the Proponent's approach to the Company, and the Proponent's interest in acquiring additional shares of Common Stock, are detailed in the Amended 13D, which was filed with the Commission on or about October 3, 1995.

It is clear that the Proponent's motivation in seeking redemption of the Rights is to permit the Proponent to acquire additional shares of Common Stock without proposing a transaction that treats all stockholders equally. In doing so, the Proponent is seeking to obtain a benefit that is vastly different from the "benefit" that would be realized by the Company's remaining stockholders. While the Proponent seeks to increase its equity ownership, it would do so by decreasing the equity ownership of the remaining stockholders of the Company. Recognition of the conflicting interests of potential acquirors and the other stockholders of a target company is what led to the enactment of the Williams Act and is precisely why the Company implemented the Rights Plan in the first place. To take the position that the interests of an unwelcome bidder in seeking to enhance its ability to buy up the target's stock are the same as the interests of the stockholders whose proportionate ownership interest would be diminished by those acquisitions is not only illogical but also flies in the face of the purposes of the Williams Act.

* *

*6 In accordance with Rule 14a-8(d), five additional copies of this letter and its attachments are enclosed. We would appreciate confirmation that the Staff concurs with the Company's position that the Proposal is excludable from the Proxy Statement for the reasons set forth above. If the Staff is unable to concur, we would appreciate your calling us in advance of your providing a written response so that we may attempt to address the Staff's concerns.

By copy of this letter, I am advising the Proponent of the Company's intention to omit the Proposal and the reasons the Company deems such omission to be proper.

Very truly yours,
Alan L. Dye

HOGAN & HARTSON

Columbia Square

555 Thirteenth Street, NW

Washington, DC 20004-1109

Tel (202) 637-5600

ENCLOSURE

September 28, 1995

Exide Electronics Group, Inc.

8521 Six Forks Road

Raleigh, North Carolina 27615

Attention: Corporate Secretary

RE: Stockholder Proposal for 1996 Annual Meeting of Stockholders

Ladies and Gentlemen:

This letter is to inform you that Duquesne Enterprises, Inc., a Pennsylvania corporation ("Duquesne Enterprises"), with a principal place of business at 301 Grant Street, Pittsburgh, Pennsylvania 15279 intends itself or through a designated representative to present the proposal attached hereto at the 1996 annual meeting (the "Meeting") of the stockholders of **Exide** Electronics Group, Inc. ("**Exide**").

Duquesne Enterprises hereby requests, under Rule 14(a)-8 of the proxy regulations promulgated by the U.S. Securities and Exchange Commission, that **Exide** include the proposal and supporting statement attached hereto in management's proxy statement, and provide a means for stockholders to vote with respect to such proposal in management's proxy, distributed to stockholders in connection with such Meeting.

Duquesne Enterprises is the beneficial owner of 933,750 shares (12.02%) of the Common Stock, par value $.01 per share, of **Exide** (the "Shares"). Duquesne Enterprises received 526,250 of such Shares upon conversion of its stockholdings in International Power Machines Corporation, a Delaware corporation ("IPM"), in and as a result of the merger, on February 8, 1995, of IPM with a wholly-owned subsidiary of **Exide**. Duquesne Enterprises acquired its IPM interest on October 17, 1991. Duquesne Enterprises also received an additional 70,000 of such Shares as a contribution to capital from DQE, Inc., Duquesne Enterprise's parent company, on April 4, 1995. The remaining such Shares were purchased by Duquesne Enterprises in open market transactions between April 10, 1995 and June 8, 1995. Duquesne Enterprises intends to continue to own at least 1% or $1000 in market value of the

Shares through the date on which the Meeting is held.

We include herewith documentary support for our claim of beneficial ownership of the Shares.

Very truly yours,
James D. Mitchell

President

DUQUESNE ENTERPRISES, INC.

ENCLOSURE

PROPOSED RESOLUTION

*7 RESOLVED that the stockholders of Exide Electronics Group, Inc. (the "Company") hereby recommend that the Board of Directors of the Company take appropriate action to cause the Company to redeem the Preferred Stock Purchase Rights issued to the stockholders under the Rights Agreement, dated November 25, 1992, and to terminate said agreement, unless it is approved by the affirmative vote of holders of not less than a majority of the outstanding shares at a stockholders meeting held as soon as practical.

STOCKHOLDER'S SUPPORTING STATEMENT

In November 1992, the Board of Directors of the Company, without stockholder approval, adopted a stockholder rights agreement of the type frequently referred to as a "Poison Pill". The Board has thereby empowered itself to dilute the holdings of any stockholder who acquires, without the Board's approval, 15% or more of the outstanding shares of Common Stock of the Company (with the exception of Massachusetts Mutual Life Insurance Company which may own up to 22%).

The Company's Poison Pill is an extremely effective device intended to prevent acquisitions of more than 15% of the Company's shares of Common Stock which are not approved by the Board of Directors, however attractive any such share acquisition might be to stockholders. We believe that the stockholders themselves should decide what is a fair price for their shares.

The Delaware General Corporation Law prevents a non-Board approved investor acquiring more than 15% but less than 85% of the shares from engaging in certain self-interested transactions; this law, in our opinion, affords adequate protection for stockholders against "unfair" offers intended as a prelude to such self-interested transactions.

The negative effects of Poison Pills on trading values have been the subject of extensive research. A 1986 study by the Office of the Chief Economist (OCE) of the Securities and Exchange Commission entitled "The Effects of Poison Pills on the Wealth of Target Shareholders" concludes: "empirical tests, taken together, show that poison pills are harmful to target stockholders, on net." Another 1986 OCE study entitled "The Economics of Poison Pills" maintains similarly that "the stock-returns evidence suggests that the effect of poison pills to deter prospective hostile takeover bids outweighs the beneficial effects that come from increased bargaining leverage of the target management." We believe that Poison Pills can pose such an obstacle to a takeover that management becomes entrenched, and that such entrenchment, and the lack of accountability that results, can adversely affect stockholder value.

Furthermore, the Joint Proxy Statement/Prospectus, dated January 6, 1995, distributed by the Board of Directors to stockholders to solicit approval of the proposed acquisition of International Power Machines Corporation ("IPM") incorrectly states that the Company's Poison Pill had been approved by the stockholders of the Company. Having misled its stockholders, as well as IPM stockholders, during the merger approval process, we believe that the Company should now take the action we have proposed to redress its error.

*8 In view of the above, we urge you to vote FOR our proposal.

ENCLOSURE

October 10, 1995

Mr. James D. Mitchell

Duquesne Enterprises, Inc.

One Oxford Centre

301 Grant Street

Pittsburgh, Pennsylvania 15279

Dear Mr. Mitchell:

Exide Electronics Group, Inc. has asked me to respond to your letter of September 28, 1995, requesting that **Exide** include in the proxy statement for its 1996 annual meeting of stockholders a proposal by Duquesne Enterprises, Inc. relating to **Exide's** Shareholder Rights Plan. Rule 14a-8(a)(1) under the Securities Exchange Act of 1934 requires, as a condition to Duquesne's eligibility to seek inclusion of a proposal in **Exide's** proxy statement, that Duquesne have held at least $1,000 in market value of **Exide** common stock or 1% of **Exide's** outstanding common stock for at least one year prior to the date of submission of the proposal. Because your letter was received by **Exide** on September 29, 1995, Duquesne is eligible to submit its proposal for inclusion in **Exide's** proxy statement only if Duquesne acquired the requisite number of shares of **Exide** common stock on or before September 29, 1994.

Your letter states that Duquesne first acquired **Exide** common stock on February 8, 1995. That statement is confirmed by information included in Amendment No. 4 to Duquesne's Schedule 13D filed with the Securities and Exchange Commission last week. Accordingly, it appears that Duquesne is not eligible to seek to include a proposal in **Exide's** 1996 proxy statement, and it is the Company's present intention not to include your proposal.

However, in accordance with Rule 14a-8(a)(1), I hereby request, on behalf of **Exide**, documentary support for the conclusion that Duquesne has been a beneficial owner of the requisite number or value of shares of **Exide** common stock since September 29, 1994 or some earlier date. The documentary support must comply with the requirements of Rule 14a-8(a)(1).

Exide has not had an opportunity to review Duquesne's proposal fully, and therefore this letter does not address, and should not be interpreted to foreclose, any other possible grounds for excluding the proposal from **Exide's** proxy statement as permitted by Rule 14a-8.

Very truly yours,
Alan L. Dye

ENCLOSURE

October 30, 1995

Mr. Nicholas J. Costanza

Vice President, Chief Legal Counsel

Exide Electronics Group

8521 Six Forks Road

Raleigh, NC 27615

RE: **Exide** Electronics Group, Inc. stockholder proposal

Dear Mr. Costanza:
In further response to your request of October 10, 1995, please find enclosed herewith additional proof of beneficial ownership by Duquesne Enterprises, Inc. of the requisite number of shares of International Power Machines, Inc. since October 17, 1991 and their conversion into shares of the common stock of **Exide** Electronics Group, Inc.

Very truly yours,
James D. Mitchell

ENCLOSURE

October 30, 1995

Mr. James D. Mitchell

Duquesne Enterprises, Inc.

*9 One Oxford Centre

301 Grant Street

Pittsburgh, Pennsylvania 15279

Dear Mr. Mitchell:
As per your request, this letter and the attached copies of Merrill Lynch, Pierce, Fenner & Smith Inc. ("Merrill Lynch") monthly statements will confirm the following in connection with 25,000 shares of International Power Machines, Inc. Series B Cumulative Convertible Preferred Shares (the "IPM Shares") owned by Duquesne Enterprise, Inc. ("Duquesne Enterprises"):

(1) Merrill Lynch received certificates for the IPM Shares into an account of Duquesne Enterprises at Merrill Lynch on October 29, 1991 and held certificates for the IPM Shares continuously until April 24, 1995;

(2) per instructions of Duquesne Enterprises pursuant to a merger effective February 8, 1995, Merrill Lynch exchanged certificates for the IPM Shares for certificates for 526,250 shares of Exide Electronics Group, Inc. Common Stock (the "Exide Shares") on April 24, 1995; and

(3) certificates for the Exide Shares have been held in an account for Duquesne Enterprises since April 24, 1995.

Sincerely,
Charles Plohn, Jr.

SEC LETTER

1934 Act / s -- / Rule 14A-8

November 22, 1995

Publicly Available **November 22, 1995**

Re: **Exide** Electronics Group, Inc. (the "Company")

Incoming letter dated November 8, 1995

The proposal recommends that the board of directors take appropriate action to cause the Company to redeem the Preferred Stock Purchase Rights issued to the stockholders under the Rights Agreement and to terminate said agreement, unless it is approved by a majority stockholders.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8(a)(1), because at the time the proponent submitted the proposal it did not own for one year 1% or $1000 in market value of securities entitled to be voted at the meeting, as required by Rule 14a-8(a)(1). The staff particularly notes that the proponent acquired shares of the Company's voting securities in connection with an acquisition by the Company. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares did not commence earlier than February 8, 1995, the effective time of the acquisition. Accordingly, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy materials on the basis of rule 14a-8(a)(1). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber

Attorney-Advisor

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDERS PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

*10 Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commissions no-action responses to rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained further in this statement of the Division's Informal Procedures for Shareholder Proposals.

Securities and Exchange Commission (S.E.C.)

1995 WL 694080 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Owens-Illinois, Incorporated
Publicly Available February 13, 1985

LETTER TO SEC

December 11, 1984

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

To the Commission:
Owens-Illinois, Inc. (the "Company") has received shareholder proposals from Howard P. Hodges (the "Hodges Proposals") and Texas Art Supply Company (the "Texas Art Proposal") for inclusion in the Company's proxy materials to be distributed in connection with its 1985 annual meeting of shareholders (the "Proxy Materials"). We anticipate filing the Company's preliminary proxy materials with the Securities and Exchange Commission ("Commission") on or about February 15, 1985.

The Company believes, for the reasons set forth herein, that the Hodges Proposals and the Texas Art Proposal and the statements in support thereof may properly be omitted from the Company's Proxy Materials and, pursuant to the Securities Exchange Act of 1934, as amended, hereby files with the Commission as Exhibits to this letter five copies of each of the following items:

(1) statement of why the Company believes the omission of the two Hodges Proposals from its Proxy Materials is proper;

(2) statement of why the Company believes the omission of the Texas Art Proposal from its Proxy Materials is proper;

(3) the opinion of David A. Ward, General Counsel to the Company, relating to the reasons for omission of the Hodges Proposals;

(4) the opinion of David A. Ward, General Counsel to the Company, relating to the reasons for omission of the Texas Art Proposal;

(5) the Hodges Proposals and statement in support thereof, as received from Howard P. Hodges; and

(6) the Texas Art Proposal and statement in support thereof, as received from Texas Art Supply Company.

Copies of the statements of the Company of the reasons for omitting the Hodges Proposals and the Texas Art Proposal from the Proxy Materials and the relevant opinion of Mr. Ward are being sent with notification of such omission to the proponents of the Hodges Proposals and Texas Art Proposal, respectively.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning the same to our messenger.

Very truly yours,
Alan C. Boyd

LETTER TO SEC

January 15, 1985

Ms. Cecelia D. Blye

Division of Corporate Finance

Securities and Exchange Commission

Room 3024

450 5th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: Owens-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:
We have reviewed the letter of counsel on behalf of Texas Art Supply Co. ("Texas Art"), dated January 7, 1985 and received by our client, Owens- Illinois, Inc. (the "Company") on January 10, 1985, which argues that the Company must include a Texas Art shareholder proposal in its 1985 proxy materials even though Texas Art has not owned stock of the Company for at least one year, as required by Rule 14a-8(a)(1), and indeed was a shareholder for only four months at the time it made its proposal. Texas Art's arguments are without merit. They fail to rebut the Company's clear showing, in its memorandum to the Staff of December 11, 1984 (copy enclosed), that Texas Art does not meet the one-year eligibility requirement of Rule 14a-8(a)(1), and that its supporting statement is inaccurate and misleading in violation of Rule 14a-9.

Ineligibility of Texas Art

*2 At pp. 2-5 of its letter, Texas Art tries to evade the simple, straightforward, one-year test of Rule 14a-8(a)(1), which the Commission just recently adopted, by resorting to various "policy" arguments, and speculations as to the "purpose" of the rule. The rule is clear on its face and the Staff should not let itself be led into making complex and unnecessary determinations as to whether the "purpose" or "policy" underlying the one year rule has been satisfied in particular cases. In any case, the "purpose" of a one-year rule is to be a one-year rule: one which can be routinely and consistently applied without requiring the Staff--or issuer's counsel--to spend unnecessary time debating whether a would-be shareholder proponent meets the eligibility requirements of Rule 14a-8.

Texas Art resorts to tortured reasoning in arguing (pp. 3-4) that it should not be deemed to have acquired its Company stock in the merger in which it in fact acquired the stock, by analogy to certain cases construing Section 16(b) of the Exchange Act. This farfetched argument illustrates the vice of its approach to Rule 14a-8's eligibility requirements. Manifestly, those threshhold requirements not only can, but should, be straightforwardly applied: there is no need to introduce various exceptions into them, such as may be appropriate under a strict liability statute such as Section 16(b), whose application can have a Draconian financial impact.

Likewise, Texas Art's reference (p. 3) to having a "measured economic stake" in the Company is irrelevant to its failure to satisfy the one-year holding requirement. That same argument could be made to justify non-compliance with the other procedural requirements of Rule 14a-8 including that a proponent's proposal be timely submitted to the issuer, a requirement Texas Art acknowledges (p. 4) has been strictly construed. It is also preposterous to suggest, as Texas Art does (p. 5), that a "strict technical construction of these requirements [relating to the one-year ownership standard and the compliance of its supporting statement with Rule 14a-9] would limit access to only the sophisticated and disenfranchise the vast majority of shareholders in the country." A sophisticated investor who does not satisfy the requirements of Rule 14a-8 or 14a-9 should be denied access, and many have; conversely, as the Staff is intimately aware, any number of investors that Texas Art would concede are not sophisticated have had proposals included in proxy materials.

Finally, the Company rejects the "boot-strap" suggestion of Texas Art (p. 5) that the Company's Form S-15 Registration Statement relating to the transaction in which Texas Art became a stockholder was materially misleading because it failed to describe the proxy rules. We are unaware of any requirement that an issuer "disclose" in a registration statement the generally applicable provisions of the proxy rules, and Texas Art cites none.

Texas Art's Misleading Supporting Statement

*3 Texas attempts to defend its inaccurate and misleading "supporting statement" (pp. 5-10) have the same defect as its effort to avoid the one-year eligibility requirement: again, they focus on Texas Art's assertions as to the "purposes" of Rule 14a-8 rather than the clearly expressed requirements of the rule. For example, Texas Art goes on at length (pp. 5-6), relying in part on Commissioner Longstreth's dissent from the Commission's adoption of the recent amendments, as to whether or not a supporting statement must comply with Rule 14a-9. Under the clear language of Rule 14a-8(c)(3), it plainly must do so.

Texas Art is no more successful in defending the accuracy and completeness of its supporting statement. For example, the only part of the supporting statement that actually relates to its liquidation proposal (the third paragraph), is clearly improper under Rule 14a-9, since Texas Art can have no possible basis for an opinion as to whether or not a one-year liquidation "will allow the shareholders ... to realize a fair and timely value on their investment." It is inherently misleading to speak about a liquidation without specifying any of the terms upon which it will be effected. It is inherently misleading to talk about the ability to realize "fair and timely value" in such a completely indeterminate liquidation. Indeed, the Commission Staff has been extremely reluctant to allow statements about the expected results of a liquidation to appear in proxy material, even when the statement is being made by the issuer who has detailed information about the Company's business and financial condition. See SEC Rel. No. 34-16833, 3 Fed.Sec.L.Rep. (CCH) ¶ 24,117 (May 23, 1980). See also the "Safe Harbor Rule for Projections," SEC Rel. No. 34-15944, [1979 Transfer Binder] Fed.Sec.L.Rep. (CCH) ¶ 82,117 (June 25, 1979).

The remainder of the supporting statement does not "support" the proposal, but is simply editorial commentary by Texas Art on the Rights Distribution made by the Company last year. Moreover, the statements in those two paragraphs, which the

Company showed to be inaccurate in its earlier memorandum, remain inaccurate even after the proposed modifications set forth in Exhibit C to Texas Art's letter: it remains the case that Texas Art has no basis for impugning the integrity of the Company's directors, or for asserting that the Rights Distribution has "deprived" the shareholders of anything, or for asserting that the Rights Distribution has "depress[ed] the value" of their investment. In this regard, we point out that, contrary to the Standard & Poor's Outlook attached as Exhibit G to Texas Art's letter, other investment professionals feel that the Company's stock presents an attractive investment opportunity. See the Butcher & Singer analysis dated October 22, 1984, attached hereto, which strongly recommends purchase of the Company's stock notwithstanding the Rights Distribution.

That Texas Art disapproves of the Rights Distribution does not justify its non-compliance with the proxy rules, including its use of a misleading and invalid supporting statement, or its efforts to employ communications with the Staff as a forum to express its policy views. Nor does it justify Texas Art's attacks on the integrity of the Company representatives who approved the Rights Distribution--such as its baseless claim (pp. 2, 6-7) that the Company's shareholder letter explaining the Rights Distribution was false or misleading.

*4 Texas Art's letter is simply a smoke screen, by which it tries to conceal that it is not a proper proponent under Rule 14a-8(a)(1) and that its supporting statement does not comply with Rule 14a-9. The Company is entitled to omit Texas Art's proposal from its proxy materials.

Very truly yours,
Michael W. Schwartz

LETTER TO SEC

January 17, 1985

Ms. Cecelia D. Blye

Division of Corporate Finance

Securities and Exchange Commission

Room 3024

4505th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: Owens-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:

The letter of counsel for Texas Art Supply Co. ("Texas Art") concerning the above-referenced matter, on which we commented in our January 15 letter on behalf of Owens-Illinois, Inc. (the "Company"), misstates the Staff's position in a prior no-action letter which we believe is directly germane to Texas Art's failure to comply with the eligibility requirement of Rule 14a-8(a)(1). In McGraw-Hill (Jan. 30, 1980), the Staff took a no-action position where the issue was not, as Texas Art incorrectly states (p. 4), the timeliness of a shareholder proposal, but the very issue raised here--whether the proponent had the required ownership interest at the time of his proposal. While McGraw- Hill arose before the one-year holding requirement was added to the proxy rules, it is apparent from that Staff letter that the policy of strictly construing the eligibility requirements applies every bit as much to determinations about whether a stockholder has the required ownership interest as it does to the timeliness requirement.

For this reason, and those set forth in our earlier letters, the Staff should determine that the Company is entitled to omit Texas Art's proposal from its 1985 proxy materials.

Very truly yours,
Michael W. Schwartz

LETTER TO SEC

January 29, 1985

Ms. Cecelia D. Blye

Division of Corporate Finance

Securities and Exchange Commission

Room 3024

450 5th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: **Owens**-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:
The latest letter, dated January 21, 1985, from counsel for Texas Art Supply Co. concerning the above-referenced matter simply repeats the erroneous arguments to which we fully responded for **Owens**-Illinois (the "Company") in our letters to you of January 15 and 17. Texas Art cannot get around the facts: that its share ownership simply does not satisfy the Commission's recently- adopted one-year holding requirement; that Texas Art is trying to get the Staff to twist this eligibility rule for its special benefit; and that Texas Art's supporting statement does not pass muster under Rule 14a-9.

We respectfully submit that the Company is not required to include Texas Art's ineligible proposal and inaccurate supporting statement in the Company's 1985 proxy materials. We urge the Staff to take a no-action position to this effect.

*5 Very truly yours,

Michael W. Schwartz

ENCLOSURE

January 31, 1985

Mr. Louis K. Adler, President

Executive Offices

910 Travis, Suite 1630

Houston, Texas 77002

Dear Mr. Adler:

Enclosed is a copy of the Delaware Chancery Court's recent decision in Moran vs. Household International. This case involves a Rights Distribution Plan which is very similar to ours. The Court upheld the validity of the Plan and the Board's authority to adopt it as an "appropriate exercise of managerial judgment under the business judgment rule". I assure you that our Board, the vast majority of whose members are independent, has every intention of properly fulfilling its fudiciary obligations to you and other constituencies of the Company.

As to your specific concern that the Plan restricts the right of shareholders to decide on tender offers, the Court--on pages 43 through 45--found that:

"Plaintiff's claim that Household's adoption of the Rights Plan deprived stockholders of the "right" to participate in two-tier tender offers does not stand analysis. The principal exponent of such a "right," Professor Jensen, was unable to point to a specific legal basis for the right. Plaintiffs attempt to find the existence of such a right in the stockholder's power of alienability. The Rights Plan is not, strictly speaking, a restriction on alienability since it imposes no conditions on the sale of Household shares. Its impact is upon the prospective purchaser of shares and only such a prospective purchaser who wishes to pursue a hostile two-tier tender offer. To be sure, to the extent that such a purchaser is deterred, the ability of a particular shareholder to sell his shares is limited. But every decision of a target board to oppose a tender offer, or invite a third party to make another offer, has the same effect. Such actions by a target board, if taken to protect all corporate constituencies and not simply to retain control, have been consistently approved under the business judgment rule. Panter v. Marshall Field, supra; Crouse-Hinds v. InterNorth, supra; Cheff v. Mathes, supra; Bennett v. Propp, supra. Indeed the directors who have the responsibility for the governance of the corporation are entitled to formulate a takeover policy, whether it be to meet a specific threat or a general prospective one, even though that policy may not please all its shareholders.

Plaintiffs argue that if the effect of the Rights Plan is to restrict alienability of shares already issued it runs afoul of 202(b) of the Delaware General Corporation Law (DGCL) which prohibits restrictions on the transfer or registration of securities without the consent of the holders thereof. But, as noted above, the Rights Plan does not affect the trading of Household shares or the registration of shares once traded. The negotiability of shares is not conditioned and shares remain freely transferable as provided by 159 of the DGCL. The decision in Joseph E. Seagram & Sons, Inc. v. Conoco, Inc., Del. 519 F.Supp. 506 (1981) does require a different result. There the Court struck down the action of Conoco's Board of Directors in adopting a bylaw amendment which placed a restriction on the transfer of Conoco shares to aliens as violative of 202(b) to the extent it sought to limit the transferability of shares issued prior to its adoption. The Conoco alien restriction attempted to make the transfer "void" and "ineffective as against the corporation" and would have resulted in the refusal by the corporation to recognize the transferee as a stockholder. The Household Rights Plan has no such effect on the common shares to which it attaches."

*6 In view of the Household International decision, I hope you will withdraw your proposal to liquidate and dissolve Owens-Illinois.

Very truly yours,
David Ward

LETTER TO SEC

December 20, 1984

Ms. Cecilia D. Blye

Division of Corporation Finance

Securities and Exchange Commission

Room 3024

450 5th Street, N.W.

Washington, D.C. 20549

Dear Ms. Blye:
As we discussed on the telephone today, we have been retained by Texas Art Supply Co. to represent it in connection with its shareholdings in Owens- Illinois, Inc. Our client received on Desember 18, 1984 a letter from Owens- Illinois, Inc. dated December 11, 1984 in which our client was advised that Owens-Illinois intends to omit our client's shareholder proposal from the Owens-Illinois proxy statement and form of proxy for the 1985 annual meeting of shareholders.

The purpose of this letter is to advise you that our client believes that the reasons given for omission are incorrect and that our client intends to respond by January 7, 1985 to Owens-Illinois on its refusal to include its proposal and to provide such a response to the Commission. If for any reason, any action is proposed to be taken by your office, or to your knowledge Owens-Illinois, prior to January 7, 1985 we would appreciate your advising us of this fact.

Very truly yours,
VINSON & ELKINS

By John S. Watson

LETTER TO SEC

January 7, 1985

Ms. Cecilia D. Blye

Division of Corporation Finance

Securities and Exchange Commission

Room 3024

450 5th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

RE: Owens-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:

On November 2, 1984, our client, Texas Art Supply Co. ("Texas Art"), pursuant to Rule 14a-8 ("Rule 14a-8") under the Securities Exchange Act of 1934 (the "Exchange Act"), submitted a proposal for inclusion in the proxy materials (the "1985 Proxy Materials") for the 1985 Annual Meeting of Shareholders of Owens-Illinois, Inc., an Ohio corporation (the "Company"). A copy of said proposal (the "Proposal") is attached hereto as Exhibit A. In accordance with the timeliness requirements of Rule 14a-8(a)(3), the Proposal was received by the Company at its principal executive offices on November 3, 1984, which was before the deadline of November 5, 1984 specified in the proxy materials for the Company's 1984 Annual Meeting of Shareholders. On December 12, 1984, however, the Company, pursuant to Rule 14a-8(d), informed the Securities and Exchange Commission (the "Commission") of its intention to omit the Proposal from the 1985 Proxy Materials and informed Texas Art of such intended omission by letter dated December 11, 1984, which was received by Texas Art on December 18, 1984. In accordance with the informal procedures of the Commission's staff (the "Staff"), we submit this letter on behalf of Texas Art in order to demonstrate that omission of the Proposal from the 1985 Proxy Materials would be clearly erroneous and in violation of Rule 14a-8.

Eligibility

*7 The Company's first purported basis for excluding the proposal is Texas Art's alleged failure to meet the eligibility requirements set forth in Rule 14a-8. Specifically, the Company asserts that Texas Art, the owner of over 60,000 shares of common stock of the Company having a market value of nearly $2.5 million, fails to meet the one-year holding period requirement because Texas Art's holding period in the stock of a corporation that was acquired by the Company should be ignored. Texas Art has owned continuously over a period of years a significant amount of stock in Dougherty Brothers Company ("Dougherty") which stock was converted into common stock of the Company when Dougherty was acquired by the Company on July 2, 1984. In addition, subsequent to the acquisition, Texas Art purchased a significant amount of common stock of the Company in the open market. [FN1] Texas Art has never sold any stock of Dougherty or the Company.

FN1. In its letter dated December 12, 1984 the Company notes with interest the purchase by Texas Art of additional shares of the Company's common stock. Although the purchase of these shares has no bearing on the issues at hand, other than to indicate Texas Art's continuing economic interest in the Company, it should be noted that Texas Art purchased these additional shares in reliance upon the Company's misleading statements with regard to its September 10, 1984 distribution of rights to purchase shares of a class of the Company's preferred stock (the "Rights Distribution"). Texas Art purchased the additional shares of the Company's common stock because the Rights Distribution was characterized in the September 10, 1984 letter to shareholders from Robert J. Lanigan, Chairman and Chief Executive Officer, as deterring coercive "partial" and "two- tier" tender offers, rather than indicating that it would effectively deter any takeover not deemed acceptable by the Company's board of directors. A copy of this letter to shareholders is attached hereto as Exhibit B.

End of Footnote(s).

As the Commission stated in its release adopting the most recent amendments to the eligibility provisions of Rule 14a-8, it adopted the eligibility provisions in order to permit only those shareholders with a "measured economic stake or investment interest in the corporation" to include proposals in the proxy materials of an issuer. [FN2] SEC Release No. 34-20091, August 16, 1983. In other words, the eligibility provisions serve to limit abuses of the past whereby certain individuals and organizations purchased small numbers of shares shortly before a meeting in order to advocate narrow non-economic causes. Texas Art certainly does not fall into this category and certainly meets the test of having a "measured economic stake or investment interest" in the Company. In no instances did Texas Art purchase any shares of common stock of the Company for the purpose of putting the Company to the expense of including a proposal in a proxy statement. Texas Art's shareholdings clearly derive from a substantial economic investment over time and are clearly significant. Based on the Company's proxy statement for its 1984 annual meeting, Texas Art owns fifty percent more shares of the Company's common stock than all directors of the Company combined, if options are excluded.

FN2. The Company seems to suggest that the standard to be applied is "possession of a significant long-term interest in, and familiarity with the operations of the Company." None of the terms "significant", "long-term" or "familiarity" appears to have been used by the Commission in its adopting release as a standard. Nevertheless, without doubt Texas Art's interest is "significant". For purposes of preventing the abuse sought to be curtailed, we would submit that Texas Art's interest is "long-term" since its ownership of stock dates from 1981. Finally, although it is clear on its face that "familiarity" cannot be an appropriate standard, Texas Art is prepared to demonstrate its substantial familiarity with the operations of the Company.

End of Footnote(s).

*8 Although the receipt of shares in a merger does constitute a purchase and sale for some securities laws purposes, it does so only to the extent consistent with the purposes of the particular provision in question. Notwithstanding the Company's assertion to the contrary, not all merger transactions constitute purchases and sales. For example, for purposes of Section 16(b) of the Exchange Act, certain mergers as to which an insider has no control over the timing of such merger are not considered purchases and sales, since the penalties of Section 16(b) would not be justified. It is interesting to note that Section 16(b) is interpreted in this manner even though Section 16(b) is supposedly a "bright-line" rule. See, e.g., Kern County Land Co. v. Occidental Petroleum Company, 411 U.S. 582 (1973); Heublein, Inc. v. General Cinema Corp., 722 F.2d 29 (2nd Cir.1983), cert. denied, --- U.S. ----, 104 S.Ct. 1416 (1984).

Similarly, the purposes of the shareholder proposal provisions of Rule 14a- 8 would not be served by excluding the Proposal from the 1985 Proxy Materials, since Texas Art had no control over the acquisition of Dougherty by the Company, and certainly did not control the timing. Texas Art has a "measured economic stake" in the Company and did not cause Dougherty to be acquired by the Company in order that Texas Art could submit a shareholder proposal.

In support of its interpretation of the eligibility provisions of Rule 14a- 8, the Company points to certain no-action letters issued by the Staff for the proposition that these eligibility provisions are subject to "strict construction". [FN3] Each of the no-action letters cited by the Company, however, relates to the failure by shareholder proponents to meet the timeliness requirements of Rule 14a-8. In each case cited, the Staff enforced the time deadline. This approach is understandable in the context of the timeliness requirement, since issuers are required to specify the deadline for submitting proposals for the next year in their current year's proxy materials and this requirement is clear and easily understood. We would submit, however, that, as discussed below, the eligibility requirement and supporting statement language should be liberally construed to effectuate the purpose of providing shareholders of a corporation access to its proxy machinery for legitimate corporate purposes. A strict technical construction of these requirements would limit access to only the sophisticated and disenfranchise the vast majority of shareholders in this country.

FN3. McGraw-Hill (January 30, 1980); Transamerica Corporation (January 11, 1982); R.J. Reynolds Industries, Inc. (December 24, 1981); Southern California Edison (December 23, 1981); and Dresser Industries Inc. (December 7, 1981).

End of Footnote(s).

If the Company persists in its interpretation of the eligibility provisions of Rule 14a-8, the Company's prospectus dated May 17, 1984 in connection with the receipt by Dougherty shareholders of the Company's common stock can only be read to be materially misleading for omitting to inform Dougherty shareholders that they would be deprived of a fundamental right held by other shareholders of the Company. Texas Art had enjoyed the right of submitting shareholder proposals to Dougherty for some time and had no knowledge that the merger with the Company would eliminate that right with respect to the Company.

Misleading Supporting Statement

*9 In addition to alleging that Texas Art has failed to meet the eligibility requirements of Rule 14a-8, the Company also bases its intended omission of the

Proposal on Rule 14a-8(c)(3) because of the purported failure of the supporting statement included in the Proposal (the "Supporting Statement") to meet the standards set forth by the Commission in Rule 14a- 9. Specifically, the Company points to certain "false and misleading statements" in the Supporting Statement in order to justify its proposed omission of the Proposal.

We would submit that it is inconsistent with the purpose of Rule 14a-8 to exclude a shareholder proposal on the basis that it does not include the opinions of management or because it does not meet a high standard of precision or thoroughness. Indeed, Rule 14a-8 is intended to provide access to a company's proxy material to all shareholders. As indicated above, while strict enforcement of the timeliness requirements of Rule 14a-8 is understandable in light of the fact that the applicable deadline must be specified in the preceding year's proxy materials, strict construction of Rule 14a-8, as well as strict application of Rule 14a-9 to shareholder proposals, is contrary to the principle of shareholder access that underlies Rule 14a-8. Commissioner Longstreth, in his dissent from the adoption of the most recent amendment to Rule 14a-8, described the primary goal of Rule 14a-8:

"If we are going to support shareholder access in theory, we should support it in practice as well, and not just for highly sophisticated investors who can afford to develop or retain the skills necessary to master the labyrinth that Rule 14a-8 sets forth before them."

SEC Release No. 34-20091, August 16, 1983.

Furthermore, as the Staff has indicated previously, in light of the 500 word limit of Rule 14a-8(b), as well as the fact that neither the management nor the Company is responsible for such statement, the proxy rules do not require Texas Art to state all possible reasons for and consequences of the Proposal. Rather, if the Company believes that the Proposal or Supporting Statement does not contain sufficient information, it could provide such information and highlight its views and its own comments on the Proposal. See letter to Strawbridge & Clothier, February 13, 1984.

Texas Art is willing, if necessary, to modify the Supporting Statement in any manner the Commission may deem appropriate. In fact, attached hereto as Exhibit C is a revised Supporting Statement, which has been marked to indicate changes from the statement originally submitted with the Proposal to the Company. Each change is discussed in detail as applicable in the discussion below. We would submit that the Proposal, especially as modified hereby, cannot be omitted on the basis of Rule 14a-8(c)(3).

The Company first claimed that the Supporting Statement "has nothing to do with the proposal being made". This claim is patently erroneous since the Supporting Statement clearly relates to the Proposal of which it is a part. Even if the Company's characterization of the Proposal were accurate, it is unclear that irrelevance alone would result in a supporting statement's being considered "misleading". Indeed, the Company certainly offers no authority for its position.

*10 On October 12, 1984, after it had become apparent to Texas Art from comments in the financial media that the Rights Distribution had a more far- reaching effect on the future of the Company than just simply deterring coercive "partial" and "two-tier" tender offers, as originally claimed, [FN4] Texas Art wrote to Robert J. Lanigan, Chairman and Chief Executive Officer of the Company, to suggest that the Rights Distribution be submitted for approval at the Company's 1985 Annual Meeting of Shareholders. See Exhibit E. Robert J. Lanigan's response of October 29, 1984 again talked of coercive elements and rejected Texas Art's suggestion by stating that the board of directors had the authority to take this action. See

Exhibit F.

FN4. When Texas Art received the October 12, 1984 Summary of Rights and the Company's Form 8-A filing of October 4, 1984 it became abundantly clear to Texas Art that the shareholders of the Company had been misled in believing that these rights were designed to prevent only coercive "partial" and "two- tier" tender offers. Only then did Texas Art learn that any and all offers, even all cash offers for all the shares of the Company, were subject to the approval of the board of directors of the Company due to its control of the redemption of the new rights. In fact, some financial analysts are still misled and confused as can be seen from the November 2, 1984 Value Line report on the Company which states that the rights are "aimed at thwarting socalled 'two-tier' tender offers". See Exhibit D.

End of Footnote(s).

Having been frustrated in its attempts to seek, through the management of the Company, shareholder consideration of this significant action that could materially adversely affect the shareholders of the Company, Texas Art chose the only course of action it believed was open to it to allow the shareholders of the Company to realize on the fair value of their investment in the Company. Thus, Texas Art submitted its resolution to liquidate and dissolve the Company to allow the shareholders their legitimate right to determine the future of the Company. Although the Company's shareholders were not given the opportunity to consider the wisdom of the Rights Distribution, they are legally entitled to consider the liquidation of the Company. Section 1701.86 of the Ohio General Corporation Law specifically recognizes this right by providing that the Company's shareholders can approve the dissolution of the Company without the necessity of prior action by its board of directors.

In the third paragraph of the Supporting Statement, Texas Art indicates that the adoption of the resolution to liquidate the Company will allow the shareholders of the Company to "realize a fair and timely value on their investment", which, as the remainder of the Supporting Statement indicates, the shareholders of the Company are now otherwise unable to do. The Supporting Statement states simply and concisely that the Company's board of directors, by implementing the Rights Distribution as an anti-takeover device, "depressed the value of the Company's common stock, which value could be regained for the shareholders through liquidation." Thus, nothing could be more relevant to a proposed liquidation to regain shareholder value than the reason that such value had been depressed.

*11 The Company further claims that the supporting statement included in the Proposal is misleading because it states that, if the Proposal is adopted, the Company's shareholders will "realize a fair and timely value on their investment". In response to this comment, without necessarily admitting its validity, Texas Art has modified the supporting statement so that the alleged "conclusory statement" is expressed instead as the opinion of Texas Art. As the Staff has indicated in previous no-action letters, this statement, as modified, is not misleading, since it is presented as the opinion of Texas Art. See letter to Wilshire Oil Company of Texas, May 6, 1982. As to the Company's assertion that the proposed liquidation would require a "fire sale" of the Company's assets, this argument can be made by the Company in the 1985 Proxy Materials so that the shareholders of the Company may make an informed decision on the Proposal. The failure by Texas Art to include the opinions of the Company in the Proposal should not render the Proposal misleading.

The Company also asserts that the Proposal is false and misleading with respect to the Rights Distribution. For example, in response to the Supporting Statement's reference to the entrenchment of management resulting from the Rights Distribution, the Company states that the Proposal should indicate that "12 of the 17 members of the Board are independent, outside directors, not otherwise affiliated with the Company and with no position to 'entrench' ". Even to the extent that this might be true, Texas Art is not required to discuss such matters in management's proxy statement for an annual meeting at which directors will be elected, since these matters are required to be discussed in substantial detail by the Company. Furthermore, although 12 of the 17 members of the board of directors of the Company are not officers of the Company, publicly available documents indicate that each director receives an annual $16,000 director's fee, as well as $750 for attending each board of directors meeting.

The Company also argues that the Rights Distribution did not depress the value of the shareholders' investment, as claimed by Texas Art in the Proposal. Again, as a general matter, these statements with regard to the price of the Company's common stock should be included in the 1985 Proxy Materials, along with the Proposal, since this issue of the Company's market value is of great importance to the Company's shareholders. If, however, the Company includes its arguments wholesale, without any change, the 1985 Proxy Materials would be misleading, in light of the Company's off-handed dismissal as "takeover fluff" of a $3.75 increase in the Company's stock price from August 24, 1984 to September 7, 1984. It is well recognized that a Company's liquidation value or takeover value is a component of determining a given stock's price, which will be discounted depending on the likelihood of a liquidation or sale. In other words, a given company's liquidation value will be discounted greatly as a factor in determining a stock's price if a liquidation or sale of that company is not very likely in the near-term. The aforementioned $3.75 increase in the Company's stock price indicates that, because of takeover rumors with respect to the Company, the market was not discounting this liquidation value as deeply. Thus, although the Company has not experienced a "fundamental change", such as a substantial write-off or an unfavorable earnings report, the value of the shareholders' investment--the market value of the Company's common stock--has decreased as a result of the adoption by the Company of the aforementioned anti-takeover device, which anti-takeover device was adopted without shareholder approval. In fact, Standard & Poor's Outlook of December 26, 1984 recommends avoiding investment in the Company as a result of the Rights Distribution, further illustrating the depressing effect on the shareholder value that the Rights Distribution has had. A copy of the relevant page from this publication has been included as Exhibit G.

*12 Finally, the Company asserts that the Proposal is misleading because it suggests that the Company's shareholders have the "right" to decide on a tender offer. We note with interest that in its discussion of the purported misleading nature of the Proposal, the only legal authorities cited by the Company are in support of this proposition. Without admitting the validity of the assertion by the Company, Texas Art has modified the Proposal so that no reference to a "right to tender" is included. Instead, the Proposal simply indicates that the "opportunity" of the Company's shareholders to tender their shares in a tender offer has been hindered. Thus, as modified, we submit that the Proposal is not misleading in this regard.

Conclusion

In conclusion, we submit that the omission of the Proposal, in its original form or as amended, from the 1985 Proxy Materials is clearly erroneous and in violation of Rule 14a-8, and respectfully request that the Staff inform the Company that, in the Staff's judgment, any such omission would violate Rule 14a-8, and that the Staff not take a no-action position with regard to any such omission. We would appreciate being advised of any further filings or submissions by the Company, so that we may respond on behalf of Texas Art.

If you have any questions with regard to the matters discussed herein, please call the undersigned, collect, at 713/651-2556 or J. Mark Metts of our firm at 713/651-3820.

Very truly yours,
VINSON & ELKINS

By John S. Watson

LETTER TO SEC

January 21, 1985

Ms. Cecilia D. Blye

Division of Corporation Finance

Room 3024

450 5th Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re: **Owens**-Illinois, Inc.: Omission of Texas Art Supply Co. Shareholder Proposal

Dear Ms. Blye:
This letter relates to the response by counsel for **Owens**-Illinois, Inc. (the "Company") in their letters of January 15, 1985 and January 17, 1985 to our letter dated January 7, 1985 on behalf of Texas Art Supply Co. ("Texas Art"). Counsel's letters characterize Texas Art's arguments as "tortured", "farfetched", "preposterous", "boot strap" and "smoke screen". The Company's counsel have attempted by these types of pejorative characterizations, rather than substantive legal discussion, to rebut Texas Art's arguments and support their unmeritorious positions. Rather than repeating the arguments here from our previous letter, which we continue to believe are sound, we will respond only to the letters of counsel for the Company.

We submit, as we stated earlier, that the McGraw-Hill letter is irrelevant to the issue at hand since the facts contained in that letter bear no resemblence to facts of the Texas Art situation. McGraw-Hill arose before the one-year requirement and involved an individual who attempted to purchase, for the purpose of submitting a shareholder proposal, 100 shares of McGraw-Hill's common stock on the second-to-last day on which shareholder proposals could be submitted. The Staff concluded that the individual was not the "owner" of the shares on the last date on which shareholder proposals could be submitted and any proposal submitted on the date when the individual became the "owner" would not be timely. The individual was on notice of the latest date on which shareholder proposals could be submitted and could structure his conduct accordingly, and indeed the very abuse sought to be curtailed by the timeliness and eligibility requirements existed in McGraw-Hill. None of these facts exist in the case of Texas Art.

*13 The Staff has in the past, and should in this case, interpret the requirements of Rule 14a-8 to effectuate the broad policy and purpose sought to be achieved by that Rule. Such an interpretation would clearly call for Texas Art being eligible to have its proposal included in the Company's 1985 Proxy Materials.

Although the Company and its counsel are apparently "unaware of any requirement that an issuer 'disclose' in a registration statement the generally applicable provisions of the proxy rules", the proxy statement/prospectus delivered to the Dougherty shareholders in connection with the acquisition of Dougherty by the Company belies any such lack of awareness. Under the heading "Principal Differences between Rights of Shareholders", for example, the proxy statement/prospectus discusses in great detail the differences between the generally applicable provisions of the corporate laws of New Jersey, Dougherty's state of incorporation, and those of Ohio, the state of incorporation of the Company. Furthermore, under the heading "Federal Income Tax Consequences", the impact of the generally applicable tax laws are described in detail. Thus, it can be fairly asked why a proxy statement/prospectus that describes the impact of the acquisition on Texas Art's holding period for federal income tax purposes does not also describe the impact of the acquisition on its holding period for purposes of the proxy rules. There can be no question, as the Company recognizes, that significant differences in shareholder rights must be disclosed in merger proxy material.

It has long been the position of the Staff that shareholder proponents need not meet an absolute standard of disclosure in shareholder proposals and supporting statements. As stated in our earlier letter, the Staff has indicated previously on several occasions that, in light of the 500 word limit of Rule 14a-8(b), as well as the fact that neither the management nor the Company is responsible for such statement, the proxy rules do not require Texas Art to state all possible reasons for and consequences of the Proposal. See, e.g., Strawbridge & Clothier, February 13, 1984.

The Proposal and Supporting Statement state simply andconcisely that the Company's shareholders have been deprived of the ability to realize the Company's liquidation value through a takeover, unless such takeover is approved by a board of directors with only nominal stock holdings in the Company. The approval of the Rights Distribution is thus clearly related to the liquidation proposal of Texas Art, and is thus far more than mere "editorial commentary". Furthermore, neither of the legal authorities cited by the Company relates to liquidation proposals by shareholder proponents subject to the 500 word limit of Rule 14a-8. Instead, we continue to submit that a statement as to the realization of fair and timely value, so long as it is expressed as the opinion of the shareholder proponent, is not misleading pursuant to Rule 14a-9. See Wilshire Oil Company of Texas, May 6, 1982.

*14 Finally, the Company attempts to prove that shareholder value has not been depressed by including a regional stock brokerage firm report in which the buy recommendation was written by an owner of stock in the Company. It is interesting to note that the report, which is dated almost six weeks after the date that the

Rights Distribution was approved by the Company's board of directors, supports the opinion of Texas Art that the market value of the stock has steadily declined since the declaration of the Rights and is selling at a "substantial discount to the Company's stated and adjusted book value". In other words, as suggested in the reports by nationally recognized research firms not seeking commission income, the Company is not an attractive investment even at its current depressed value for current shareholders such as Texas Art.

In conclusion, we continue to submit that the omission of the Proposal, both in its original form and as amended, from the 1985 Proxy Materials, is clearly erroneous and in violation of Rule 14a-8, and respectfully request that the Staff inform the Company that, in the Staff's judgment, any such omission would violate Rule 14a-8, and that the Staff not take a no-action position with regard to any such omission.

If you have any questions with regard to the matters discussed herein, please call the undersigned, collect, at (713) 651-2556 or J. Mark Metts of our firm at (713) 651-3820.

Very truly yours,
VINSON & ELKINS

By John S. Watson

ENCLOSURE

February 1, 1985

Mr. David A. Ward

Senior President

General Counsel and Secretary

Owens-Illinois

One Seagate

Toledo, Ohio 43666

Dear Mr. Ward:
Your letter of January 31, 1985 is yet another example of misleading and out- of-context statements made by the management of Owens-Illinois, Inc. (the Company). Your Rights Plan affects all tender offers including those for all the stock for all cash, not just two tier tender offers that you continue to reference. If the directors of the Company are so confident that they are fulfilling their fiduciary duties and are acting in the best interests of the shareholders, the owners of the Company, why do they refuse to submit the Company's Rights Plan to shareholder approval?

As you are well aware Mr. Moran intends to appeal this decision from what is a lower court in Delaware. You are also well aware that there are other law suits pending against Household International on this same issue.

In any case, this decision is irrelevant to whether or not Texas Art is entitled to have its proposal included in management's proxy material. Indeed, if the courts finally determine that the Rights Plan is legal, the only recourse a shareholder will have to challenge this inappropriate self- entrenching action will be through proposals such as Texas Art's.

Consequently, this initial result in the Household International case has no effect on Texas Art's decision with respect to its proposal to liquidate and dissolve Owens-Illinois, Inc.

*15 Very truly yours,
TEXAS ART SUPPLY CO.

By Louis K. Adler, President

ENCLOSURE

EXHIBIT 2

STATEMENT OF REASONS FOR OMITTING FROM THE PROXY MATERIALS OF OWENS-ILLINOIS, INC. THE PROPOSAL OF TEXAS ART SUPPLY COMPANY

Texas Art Supply Company ("Texas Art"), which acquired its common stock in Owens-Illinois, Inc. (the "Company") on July 2, 1984, is seeking by letter received at the Company's principal executive offices on November 5, 1984, inclusion in the Company's proxy materials (the "Proxy Materials") for its 1985 annual meeting of shareholders of a proposal that the Company be liquidated and a statement in support thereof which challenges the propriety of a distribution of share purchase rights (the "Rights Distribution") recently declared by the Company's Board of Directors. The Texas Art proposal may be omitted from the Proxy Materials because it fails to meet the requirements of Rule 14a-8(a) and (c) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Act").

Rule 14a-8(a) provides that an issuer is required to include a proposal in its proxy materials only if the proponent meets the eligibility requirements of Rule 14a-8(a)(1). Rule 14a-8(a)(1) provides that at the time a proponent makes a proposal he must have been a record or beneficial owner of securities of the issuer for at least one year. See, e.g., Marine Midland Banks (July 16, 1984). As indicated in the Texas Art shareholder proposal letter, Texas Art first acquired securities of the Company in July 1984, only four months before it made its proposal. [FN1] It is, therefore, ineligible to make a proposal.

FN1. It is interesting to note that Texas Art acquired 23,000 shares of the Company's common stock, according to its letter, after announcement on September 10, 1984, of the Rights Distribution, which action Texas Art claims entrenched management, depressed the value of the shareholders investment, and caused such other harm so great as to warrant liquidation of the Company.

End of Footnote(s).

Texas Art acquired the Company's securities on July 2, 1984 pursuant to a merger between the Company and Dougherty Brothers Co. ("Dougherty"). When the merger closed Texas Art in effect "sold" its Dougherty stock and purchased the Company's stock. [FN2] Dougherty was a corporation only a fraction of the Company's size. The market value of the securities issued in the Dougherty transaction was $30 million compared to the Company's market value on December 4, 1984, of more than $1.10 billion. Dougherty's sales for fiscal year ending May 31, 1984, were $27 million, compared with the Company's 1983 calendar year sales of $3.4 billion. Moreover, Dougherty's scope of operations was limited to a very narrow area; namely the manufacture and sale of plastic containers and medicine dropper assemblies for the health and personal care industry, whereas the Company is involved in a broad range of businesses. The fact that Texas Art may have been a shareholder of Dougherty and then the Company for a combined period of greater than one year is simply not relevant for purposes of Rule 14a-8(a)(1). Rule 14a-8(a)(1), which was enacted as part of the Securities and Exchange Commission's (the "Commission") recent modification of the proxy rules, is designed to prohibit "abuse of the security holder proposal rule" by shareholders without a long-term interest in the issuer and its affairs. See SEC Release 34-20091 (August 16, 1983). This standard is not met by Texas Art which, although a former shareholder of Dougherty, is not in possession of a significant long-term interest in, and familiarity with the operations of, the Company. The staff (the "Staff") of the Commission has traditionally construed very strictly the procedural requirements of Rule 14a-8(a)(1). See, e.g., McGraw Hill (Jan. 30, 1980); Transamerica Corporation (Jan. 11, 1982); R.J. Reynolds Industries, Inc. (Dec. 24, 1981); Southern California Edison (Dec. 23, 1981); and Dresser Industries, Inc. (Dec. 7, 1981). There is no reason that recently promulgated Rule 14a-8(a)(1) should not be likewise strictly construed in order to achieve its policy purposes. Thus, since Texas Art has not held the Company's securities for more than one year, it is ineligible to make a proposal pursuant to Rule 14a-8.

FN2. In analogous situations under the securities laws, the exchange of shares pursuant to a merger agreement is treated as a purchase and sale. See, e.g., Rule 145(a)(2), promulgated pursuant to the Securities Act of 1933, as amended (stating that an "offer" and a "sale" exist where securities are received in an exchange pursuant to a merger agreement) and Newmark v. R.K.O. General, Inc., 425 F.2d 345 (2nd Cir.), cert. denied, 400 U.S. 854 (1970) (finding that a "purchase" and "sale" occur in a merger for the purpose of Section 16(b) of the Securities Exchange Act).

End of Footnote(s).

*16 Rule 14a-8(a) further provides that an issuer may omit from its proxy materials any proposal that violates Rule 14a-8(c). Rule 14a- 8(c)(3) provides as follows:

(c) The issuer may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

...

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials ...

(Emphasis added) Rule 14a-8(c)(3) thus provides that a proposal and a statement in support thereof may be omitted if either the proposal or the supporting statement is false and misleading within the meaning of Rule 14a- 9. The Texas Art proposal and supporting statement may be omitted pursuant to Rule 14a-8(c)(3) because the statement in support of the proposal is false and misleading within the meaning of Rule 14a-9. First, the supporting statement is prima facie misleading because it has nothing to do with the proposal being made. Rather than providing reasons why the Company should consider a liquidation, the entire supporting statement attacks directorial action relating to a wholly unrelated matter--the declaration of the Rights Distribution. The supporting statement is thus prima facie misleading because it seeks to generate shareholder sentiment concerning one directorial action and apply it to a wholly unrelated objective.

Moreover, even assuming that the subject matter of the supporting statement were germane to the proposal being made, the proposal would still be excludable under Rule 14a-8(c)(3) because the supporting statement contains numerous false and misleading statements concerning theRights Distribution and the proposed liquidation. These misleading statements would prevent shareholders from giving informed consideration to this proposal. In regard to the proposed liquidation, the supporting statement claims that shareholders will realize fair and timely value on their investment if they adopt the liquidation proposal. There is no basis for such a conclusory statement. In fact, the proposal calls for the Company to sell its assets and to distribute to shareholders at the end of one year all sales proceeds and the remaining assets. This apparently would require the Company either to sell assets under "fire sale" conditions and/or distribute interests in non-monetary assets that will be of little value in the hands of a group of thousands of dispersed shareholders. In the case of certain non-cash assets, the sheer practical impossibility of widespread distribution would mandate a sale--perhaps at a severely depressed price. In neither event will the Company's shareholders necessarily receive "fair value" for their investment.

In regard to the action of the Company's Board of Directors on September 10, 1984, in declaring the Rights Distribution, Texas Art's claims are false and misleading in several respects. First, the claim that the Board's action served to entrench management is misleading because it fails to disclose that, in fact, 12 of the 17 members of the Board are independent, outside directors not otherwise affiliated with the company and with no position to "entrench". As is stated in the Company's September 10, 1984, letter to shareholders (a copy of which is attached hereto as Exhibit A), the Rights Distribution was declared "to deal with the narrow but very serious problem of another company using coercive tactics to deprive shareholders and the Board of any real opportunity to determine the destiny of Owens-Illinois." It had nothing to do with entrenchment. Second, the claim that the Board's action depressed the value of shareholders' investment is false. During the weeks preceding the Rights Distribution, the Company had been the subject of intense takeover speculation. See "Owens-Illinois Takes Anti-Takeover Step, Clears New Preferred," Wall Street Journal (September 12, 1984) (stating that trading in the Company's common stock had been "unusually active ... for about two weeks, giving rise to takeover rumors"). The price of the Company's stock rose from a closing price of $40.50 on August 24 to $44.25 on September 7. On November 2, 1984, the date of Texas Art's letter, the closing price was $38.75. The stock price has held up well throughout the recent falling market and yesterday closed at $39.25. Thus, there has been no significant change in the Company's fundamental stock price from the end of August through the date hereof. The reduction in price which followed the Rights Distribution reflected only elimination of the "takeover fluff" that had affected the market price in the weeks before the declaration of the Rights Distribution. It was not the kind of decline that reflects a decrease in the value of the assets or in the earnings potential of the Company, such as might be caused by a substantial write-off or an unfavorable earnings report. Thus, it cannot be fairly stated that the Rights Distribution had an adverse effect on the Company's stock price.

*17 Finally, the statement that the Board's action prevents shareholders from exercising their "right" to decide on a tender offer is false because, even assuming that such a "right" exists, the Rights Distribution neither prevents anyone from making a tender offer nor prevents the Company's shareholders from tendering their shares pursuant to such a tender offer. Rather, although the Rights Distribution tends to deter any attempt to acquire the Company in a manner or on terms not approved by the directors, a tender offeror is free to approach the Company and negotiate an offer that the directors can recommend to the shareholders or to approach the shareholders directly without the directors' approval. Likewise, the Company's shareholders may tender their shares regardless of whether the offeror negotiates an offer with the Company's directors. Moreover, there is no basis for the claim that such a right exists. It is not necessary to cite the litany of judicial decisions upholding corporate actions designed to deter tender offers. Suffice it to say that courts have routinely upheld defensive actions taken both before and after the commencement of a tender offer. See, e.g., Panter v. Marshall Field, 645 F.2d 271 (7th Cir.), cert. denied, 454 U.S. 1092 (1981) (upholding the use of acquisitions and antitrust litigation to ward off a potential acquiror); Treadway Cos. v. Care Corp., 638 F.2d 357 (2d Cir.1980) (upholding a substantial sale of stock to a friendly third party to block a potential takeover); Lewis v. McGraw-Hill, 619 F.2d 192 (2d Cir.), cert. denied, 449 U.S. 951 (1980) (upholding the use of various defensive tactics designed to ward off a potential tender offer). If there were such a thing as an unfettered right to a tender offer, these decisions, and numerous others that have upheld defensive tactics undertaken both before and after a bid is made, would seem to have been incorrectly decided. To the contrary, no court has held that a shareholder "right to a tender offer" prohibits defensive tactics.

For the reasons discussed herein, the Texas Art proposal violates Rule 14a-8(a)(1) and Rule 14a-8(c)(3) promulgated under the Act and may be omitted from the Company's Proxy Materials.

ENCLOSURE

Exhibit C

RESOLVED, that the corporation shall liquidate and dissolve pursuant to the following Plan of Liquidation and Dissolution and in accordance with Section 337 of the Internal Revenue Code:

(1) The officers and directors are authorized and directed to proceed promptly to wind up the corporation's affairs; to sell the assets on such terms as they may deem desirable; to pay or provide for any remaining liabilities; to establish a reserve in a reasonable amount to meet known liabilities and liquidating expenses and estimated unascertained or contingent liabilities and contingent expenses, if they deem such a reserve desirable; and to distribute within the twelve-month period beginning on the date of the adoption of this Plan of Liquidation the sales proceeds and any other assets of the corporation, subject to any remaining liabilities, to the shareholders in proportion to the number of shares owned by them in cancellation of their shares.

*18 (2) If a reserve established to meet claims against the corporation is maintained after expiration of the twelve-month period referred to above, the officers and directors shall arrange for the distribution of any unused balance of the reserve to the shareholders as soon as practicable.

(3) The officers and directors shall take all appropriate and necessary action to dissolve the corporation under Ohio law.

Reasons:

--The action of the Board of Directors of Owens-Illinois, Inc. on September 10, 1984 in declaring a dividend distribution of Rights to purchase Series A Junior Participating Preference Stock has deprived the shareholders, the owners of the company, of the opportunity to decide on a tender offer and to determine the destiny of their company.

--Without the approval of the shareholders the action of the Board of Directors serves to entrench management, who owns less than 1% of the company, and to depress the value of the shareholders' investment.

--In the opinion of the proponent, a vote in favor of the resolution to liquidate will allow the shareholders, the owners of the company, to realize a fair and timely value on their investment.

SEC LETTER

1934 Act / s ?? / Rule 14a-8

February 13, 1985

Publicly Available **February 13, 1985**

Re: Owens-Illinois, Inc. (the "Company")

Incoming letters dated December 11, 1984 and January 15, 17, 29 and 31, 1985

The proposal relates to liquidation of the Company.

There appears to be some basis for your view that the proponent did not meet the eligibility requirements of Rule 14a-8(a)(1) at the time the proposal was submitted. Specifically, we note that the proponent first acquired shares of Company stock on July 2, 1984, less than one year prior to the time the proposal was submitted, in connection with a merger between the Company and Dougherty Brothers Co. In light of the fact that the transaction in which the proponent acquired these shares appears to have constituted a separate sale and purchase of securities for purposes of the federal securities laws, it is the Division's view that the proponent's holding period for the Company's shares commenced on July 2, 1984. Accordingly, this Division will not recommend any enforcement action to the Commission if the Company omits the proposal from its proxy material on the basis of Rule 14a-8(a)(1). In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission upon which you rely.

Sincerely,

Cecilia D. Blye

Special Counsel

Securities and Exchange Commission (S.E.C.)

1985 WL 53846 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Wendy's International, Inc.
Publicly Available January 6, 2003

LETTER TO SEC

December 16, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

450 FIFTH ST., N.W.

WASHINGTON, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from The Sinsinawa Dominicans (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) paper copies of this letter, the Proposal and the additional enclosures referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent by mail.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 8, 2003.

Summary of the Company's Position

In summary, the Company believes that it may exclude the Proposal from its Proxy materials under Rules 14a-8(b), (e) and (f) because:

- the Proponent has failed to demonstrate its eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b) after having been notified of the applicable requirements and being given an opportunity to do so pursuant to Rule 14a-8(f); and
- the Proponent submitted the Proposal after the deadline published in the Company's 2002 proxy statement (the "2002 Proxy Statement") in violation of Rule 14a-8(e).

The Proposal, Notification of Deficiencies and Failure to Remedy

On November 13, 2002, the Company received the enclosed letter, dated November 8, 2002, from the Proponent setting forth the Proposal. The Proposal requests that the Company include a resolution in the Company's Proxy Materials recommending that the Board of Directors of the Company review the Company's policies for food products containing genetically engineered ingredients. With regard to its eligibility to submit a shareholder proposal in accordance with Rule 14a-8, the Proponent's November 8 letter stated that it is the beneficial owner of 32 shares of the Company's common stock, that it intended to hold "the required value of common stock at least through the date of our Company's Annual Meeting" and that verification of its ownership was enclosed. The verification enclosed with the Proponent's November 8 letter was a statement from the record holder bank, dated November 4, 2002, a copy of which is also enclosed, stating that "[t]his verifies that [the Proponent] won [sic] and hold in street name in their Heartland Financial USA, Inc. account 32 shares of [the Company]."

*2 The Company responded to the Proponent's November 8 letter with a letter dated November 26, 2002, a copy of which is enclosed. In accordance with Rule 14a-8(f), the Company's November 26 letter:

- advised the Proponent of the eligibility requirements set forth in Rule 14a-8(b);
- advised the Proponent that, because the Proponent's letter did not indicate that it owned the minimum amount of Company stock required by Rule 14a-8(b) when it submitted the Proposal and because the Proposal was submitted after the deadline for shareholder proposals as published in the Company's 2002 proxy statement, the Company intended to exclude the Proposal from the Proxy Materials and to submit a no-action request letter to the SEC in accordance with Rule 14a-8(j);
- stated that the Company could assert substantive arguments against including the Proposal in the no-action request letter; and
- invited the Proponent to demonstrate that it met the eligibility and procedural requirements to submit a shareholder proposal under Rule 14a-8 and notified the Proponent of the time frame for its response.

On December 11, 2002, the Company received a letter from the Proponent ("Proponent's Response"), a copy of which is attached hereto. Proponent's Response:

- acknowledged that the Company received the Proposal on November 13, 2002;
- acknowledged that Proponent alone did not hold the required value of common shares; and
- alleged that "the co-filer of the [Proposal], the Sisters of Mercy of the St. Louis Regional Community, Inc. ("Sisters of Mercy") own a total of 100 shares."

The verification enclosed with Proponent's Response was a revised letter from the record holder bank dated November 8, 2002, a copy of which is enclosed, which:

- reiterated that the Proponent was the record holder of 32 shares of Company stock; and
- added that "[t]hey have owned these shares continuously for the last twelve months."

To date, the Company has not received any communication from the Sisters of Mercy indicating it is a "co-filer" of the Proposal as alleged in the Proponent's Response or any ownership information which would substantiate its eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b).

Grounds for Exclusion of the Proposal

The Company believes that the Proposal may be omitted pursuant to Rules 14a-8(b) and (f).

I. The Proponent is Ineligible to Submit the Proposal Under Rule 14a-8(b)

*3 Under Rule 14a-8(b) (Question 2), to be eligible to submit a shareholder proposal, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date it submitted the Proposal (and must continue to hold those securities through the date of the meeting). Rule 14a-8(b) further requires that the Proponent prove its eligibility by submitting to the Company a written statement from the record owner of the Proponent's shares verifying that, at the time the proposal was submitted, the Proponent continuously held the shares for at least one year.

The Proponent failed to establish its eligibility to submita proposal in accordance with Rule 14a-8(b) because the number of shares held by the Proponent does not satisfy the ownership requirements of Rule 14a-8(b):

- According to the Proponent, it was the beneficial owner of 32 shares of the Company as of the date the Proposal was submitted to the Company;
- The record owner bank verified that the Proponent beneficially owned 32 shares of the Company in street name; and
- The market value of 32 shares of the Company, calculated pursuant to the method discussed in Section C.1.a. of Staff Legal Bulletin No. 14, equals $1,167.04. [FN1]

FN1. Based on reported composite prices the highest intra-day selling price of the Company's common stock during the 60 calendar days before the Proponent submitted its proposal was $36.47 per share on October 2, 2002.

End of Footnote(s).

In the Company's November 26 letter, the Proponent was told it had 14 calendar days from receipt of the November 26 letter to respond to the Company with the requisite proof of eligibility. Evidence of delivery on November 27, 2002, is enclosed. Although the Company received the Proponent's response within the 14 day time frame, the response fails to provide any additional ownership information to substantiate that the Proponent owns the requisite numbers of shares. In fact, both Proponent and the record owner merely reiterate that the Proponent beneficially owns 32 shares of the Company. Notwithstanding Proponent's unsupported claim that the Sisters of Mercy is a "co-filer" of the Proposal, absolutely no ownership information which would substantiate the eligibility of the Sisters of Mercy to submit a shareholder proposal pursuant to Rule 14a-8(b) has been provided.

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to supply, within 14 days of receipt of a request, documentary support sufficiently evidencing that the proponent satisfies the minimum ownership requirement for the one-year period required by Rule 14a-8(b). See, e.g., Equidyne Corporation (avail. November 19, 2002; Actuant Corporation (avail. October 9, 2002); The May Department Stores Company (avail. March 21,

2002); McDonald's Corporation (avail. March 13, 2002); Weirton Steel Corporation (avail. March 9, 2001). In addition, on July 13, 2001, the Staff issued a Staff Legal Bulletin regarding Rule 14a-8, which stated:

*4 If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and
- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Staff Legal Bulletin No. 14, section C.6, July 13, 2001.

The Company believes that, consistent with the Staff's positions in the letters cited above and Staff Legal Bulletin No. 14, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(b) because the Proponent failed to demonstrate after timely request by the Company that, at the time the Proponent submitted the Proposal, it held $2,000 in market value or 1% of the securities of the Company.

II. The Proponent Failed to Timely Submit the Proposal in Violation of Rule 14a-8(e)

The Company also believes that the Proposal may be omitted from the Proxy Materials pursuant to Rules 14a-8(e) and (f). Under Rule 14a-8(e), a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The date of the Company's proxy statement released to shareholders in connection with the Company's 2002 Proxy Statement was March 12, 2002. Accordingly, the deadline for submitting a proposal for inclusion in the 2003 Proxy Materials was November 12, 2002. This deadline was clearly set forth in the Company's 2002 Proxy Statement. The Company received the Proponent's letter, dated November 8, 2002, on November 13, 2002. Because the Proponent failed to timely submit the Proposal and the Company followed the procedural requirements of Rule 14a-8(f) as set forth in Part I above, the Company believes it may properly exclude the Proposal from the Company's 2002 Proxy Materials.

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to meet the deadline for submitting shareholder proposals as required by Rule 14a-8(e). See, e.g., UGI Corporation (avail. November 20, 2002); Oracle Corporation (avail. August 22, 2002); and Sara Lee Corporation (avail. July 19, 2002).

*5 The Company believes that, consistent with the Staff's positions in the letters cited above, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(e) because the Proponent failed to submit the Proposal prior to the deadline for shareholder proposals.

Conclusion

The Proponent failed to provide documentary support that it met the eligibility requirements for submitting a shareholder proposal, as required by Rule 14a-8(b), as of the date of submission of the Proposal. Furthermore, the Proponent failed to submit the Proposal prior to the deadline for shareholder proposals as required by Rule 14a-8(e). The Company notified the Proponent of the eligibility and procedural defects of the Proposal, timely giving the Proponent the opportunity to demonstrate its eligibility for submitting the shareholder proposal. However, the Proponent failed to comply with the request for information.

The Proponent was advised in the Company's November 26 letter, without waiving other possible bases for exclusion, that the Company intended to exclude the Proposal if the Proponent failed to demonstrate that it met the eligibility and procedural criteria to submit the Proposal, pursuant to Rule 14a-8(b), (e) and (f).

We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials for the reasons set forth above.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please contact the undersigned at (614) 764-3210.

Sincerely,
Leon M. McCorkle, Jr.

Executive Vice President

General Counsel Secretary

WENDY'S INTERNATIONAL, INC.

P.O. Box 256

4288 West Dublin Granville Rd.

Dublin, Ohio 43017

614-764-3210

ENCLOSURE

MR. LEE MCCORKLE

EXECUTIVE VICE PRESIDENT

WENDY'S INTERNATIONAL, INC

P.O. BOX 256

4288 WEST DUBLIN GRANVILLE RD.

DUBLIN, OHIO 43017

Dear Mr. McCorkle,
This is regarding your letter concerning the Sinsinawa Dominican Inc. eligibility to submit the resolution entitled, Report on Impacts of Genetically Engineered Food.

You received this resolution on November 13, 2002.

It is correct that Sinsinawa Dominican Inc. alone do not hold at least $2,000 worth of Wendy's stock. However, the co-filer of the above resolution, the Sisters of Mercy of the St. Louis Regional Community, Inc. own a total of 100 shares. Consequently, together we own the necessary amount to file this resolution. Therefore, I expect you to include our resolution in the 2003 proxy statement.

I am grateful for your willingness to speak with us regarding our concerns related to genetically engineered foods. I will be in touch with your assistant, Kathleen McLaughlin to arrange a time to talk with you.

*6 Sincerely,
Sr. Regina McKillip, OP

Committee Member

ENCLOSURE

November 8, 2002

JOHN T. SCHUESSLER, CEO

WENDY'S INTERNATIONAL, INC.

4288 WEST DUBLIN-GRANVILLE RD.

P.O. BOX 256

DUBLIN, OH 43017

Dear Mr. Schuessler,
Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 32 shares of Wendy's International common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution entitled, Report on Impacts of Genetically Engineered Food. This resolution recommends that our Board review the Company's policies for food products containing genetically engineered ingredients.

I hereby submit that we, Sinsinawa Dominicans, Inc. should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2003 Annual Meeting, in accord with rule # 14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We would be very willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,
Sr. Regina McKillip, OP

Committee Member

REPORT ON IMPACTS OF GENETICALLY ENGINEERED FOOD

Wendy's International

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

Supporting Statement

There continue to be indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

• The National Academy of Sciences (NAS) report (8/2002) Animal Biotechnology: Science-Based Concerns cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p. 14). Environmental problems from accidentally released transgenic animals such as fish or pigs could be difficult to identify and more difficult to remedy;

• Research reported to the Ecological Society of America indicated that a gene artificially inserted into crop plants to fend off pests can migrate to weeds in a natural environment and make the weeds stronger (8/8/2002);

• The NAS report, Genetically Modified Pest-Protected Plants, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);

*7 • The NAS report The Environmental Effects of Transgenic Plants calls for "significantly more transparent and rigorous testing and assessment" of GE-plants (2/2002);

• Since fall 2000, many millions of dollars have been spent by food companies in recalling food containing GE corn not approved for human consumption;

• For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;

• Research has shown that GE-Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;

• Crops engineered to produce pharmaceuticals and industrial chemicals could pollute the food system if companies and farmers do not adhere to the voluntary planting guides of the industry (10/21/2002).

Markets for GE-foods are threatened by extensive resistance:

• Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
• Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
• Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in approximately a dozen opinion polls in the U.S.

We urge that this report:

1) identify the scope of the Company's products that are derived from/contain GE ingredients;

2) outline a contingency plan for sourcing non-GE ingredients should circumstances so require;

3) cite evidence of long-term safety testing that demonstrates that GE crops, organisms, or products thereof are actually safe for humans, animals, and the environment.

ENCLOSURE

November 26, 2002

SR. REGINA MCKILLIP, O.P.

THE SINSINAWA DOMINICANS

PEACE AND JUSTICE OFFICE

7200 WEST DIVISION ST.

RIVER FOREST, IL 60305

Dear Sister McKillip:

Your letter and shareholder proposal dated November 8 regarding genetically engineered foods addressed to our Chairman and Chief Executive Officer Jack Schuessler has been forwarded to me for a response. Your letter, which we received on November 13, indicates that Sinsinawa Dominicans, Inc. holds 32 common shares of Wendy's International, Inc. in street name. It also purports to have been submitted under Securities and Exchange Commission Rule 14d-8.

As you may be aware, Rule 14d-8 specifies certain eligibility and procedural criteria that must be met before a proposal can be properly submitted, including continuously holding at least $2,000 of the issuer's shares for at least one year prior to the date the proposal is submitted and receipt of the proposal by the date published in the issuer's last prior proxy statement. Since your letter indicates that you hold less than $2,000 of our common shares and was received after the date published in our 2002 proxy statement, we intend to exclude the proposalfrom our 2003 proxy statement and to submit a no-action request letter to the Commission in accordance with Rule 14d-8(j). We may also assert substantive arguments to the Commission. If you believe that you meet the eligibility and procedural criteria as described above you must postmark your written response, or transmit it electronically, together with proof of ownership as required by Rule 14d- 8(b) to me by no later than 14 calendar days from the date you receive this letter.

*8 The foregoing response aside, we would be interested in speaking with you or your designee to better understand your concerns related to so called genetically engineered foods. The subject you attempt to introduce is both complex and paradoxical. As you know better than I, at least since the recognition of the works of the Augustinian Gregor Mendel, the untold benefits of attention to genetics in feeding the populations of the world as against imagined effects of that attention have been and are being studied and debated. The scope and breadth of your draft proposal suggests both immense cost and duplication of existing and ongoing scientific efforts. Please call my assistant, Kathleen McLaughlin, at 614-764-3211, to arrange a mutually convenient time, should you be interested in further discussion.

Sincerely,
Leon M. McCorkle, Jr.

Executive Vice President

General Counsel Secretary

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 6, 2003

Publicly Available January 6, 2003

Re: Wendy's International, Inc.

Incoming letter dated December 16, 2002

The proposal requests that the board report on Wendy's policies relating to food products containing genetically engineered ingredients to identify the risks, financial costs and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by Wendy's.

There appears to be some basis for your view that Wendy's may exclude the proposal under rule 14a-8(e)(2) because Wendy's received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Wendy's omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wendy's relies.

Sincerely,

Gail A. Pierce

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*9 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2003 WL 105262 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 International Business Machines Corporation
Publicly Available December 26, 2002

LETTER TO SEC

December 2, 2002

SECURITIES AND EXCHANGE COMMISSION

OFFICE OF CHIEF COUNSEL

DEPARTMENT OF CORPORATION FINANCE

450 FIFTH STREET, N.W., JUDICIARY PLAZA

WASHINGTON, D.C. 20549

Subject: IBM Proxy Statement - Untimely filing of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter together with letter from the Grand Rapids Dominicans dated November 19, 2002 (the "Proponent") submitting a stockholder proposal to disclose our social, environmental and economic performance by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines (See Exhibit A).

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 29, 2003 (the "2003 Annual Meeting") because of its untimely receipt. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION BY THE PROPONENT

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2002 annual meeting was dated and released on March 11, 2002. Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2002 annual meeting informed stockholders that proposals for the 2003 annual meeting had to be received by November 11, 2002 to be considered for inclusion in the Company's 2003 proxy statement. (See Exhibit B).

Under this Rule, the subject Proposal, being sent by the Proponent, and received by the Company, after the November 11 deadline, was untimely. The instant Proposal, dated November 19, 2002 was received by IBM on November 26, 2002, well after the Company's November 11 deadline. The Proposal may therefore be excluded from the

Company's proxy materials for its 2003 annual meeting.

In this connection, the Staff has made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even if a proposal is submitted only one day late. Accordingly, IBM respectfully requests your advice that the staff will not recommend any enforcement action to the Commission if the instant Proposal is omitted from IBM's proxy materials being prepared for the 2003 Annual Meeting pursuant to Rule 14a-8(e). By copy of this letter, we are so advising the Proponent. If there are any questions relating to this submission, please contact the undersigned at 914-499-6148. Thank you for your interest and attention in this matter.

*2 Very truly yours,
Stuart S. Moskowitz

Senior Counsel

IBM

New Orchard Road

Armonk, NY 10504

ENCLOSURE

November 19, 2002

LOUIS V. GERSTNER, JR

IBM CORPORATION

1133 WESTCHESTER AVENUE

WHITE PLAINS, NEW YORK 10604

Re: Resolution for 2003 Annual Shareholder Meeting

Dear Mr. Gerstner,
The Sisters of the Order of St. Dominic (Grand Rapids Dominicans) are the beneficial owners of at least $2,000 of shares of IBM stock. A letter of verification is enclosed.

I am authorized to inform you of our intention to present the enclosed resolution, in conjunction with the New York City Office of Comptroller and other shareholders from the Interfaith Center for Corporate Responsibilities as well as other socially responsible investors for consideration and action by stockholders at the next annual meeting. I therefore submit it for inclusion I the proxy statement in accordance with rule 14a8 of the general rules and regulations of the Securities Exchange Act of 1934. We shall continue ownership of at least $2,000 of shares through the date of the annual meeting.

We as a congregation are committed to the care of the earth and have stated our intentions concerning human rights and care of the earth in our 1992-94 document DIRECTION STATEMENTS. Given those commitments, we further endorse the Global Reporting Initiative Guidelines as a framework for reporting on an organization's economic, environmental, and social performance. We therefore support the resolution requesting disclosure of our social, environmental and economic performance based on the GRI sustainability reporting guidelines.

Sincerely yours,
Mary Brigid Clingman OP

Grand Rapids Dominican Sisters

Councilor of Mission and Advocacy

IBM

RESOLUTION TO DISCLOSE SOCIAL, ENVIRONMENTAL, AND ECONOMIC PERFORMANCE

Whereas:

Disclosure of key information is a founding principle of our capital markets;

For investors, sustainability reporting will provide non-financial information that can contribute to long-term shareholder value. The Dow Jones Sustainability Index World (DJSI World), which analyzes financial performances as well as the economic, environmental, and social performances of included companies, has outperformed the Dow Jones Global Index from 1994 to 2001;

We believe the linkage between sustainability performance and long-term shareholder value is awakening mainstream financial companies to new tools for understanding and predicting value in capital markets. Major firms including ABN-AMRO, Neuberger Berman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on social and environmental risks and opportunities to help make investment decisions, according to Innovest, an environmental investment research consultant;

Companies increasingly recognize that transparency and dialogue with stakeholders about performance, priorities, and future sustainability plans are key to business success. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment." Likewise, Alliant Energy states that tomorrow's investors will support energy companies "that have demonstrated the ability to minimize their impact on the environment";

*3 We believe sustainability reporting can warn of trouble spots and signal cost-saving opportunities, to both management and shareholders. Disclosure of energy consumption allows companies and shareholders to assess environmental performance, potential regulatory actions and reputational risk associated with business activities;

The Global Reporting Initiative (GRI) (www.globalreporting.org) is an international standard-setting organization with representatives from business, environmental, human-rights and labor communities. The GRI Sustainability Reporting Guidelines (the Guidelines), created by the GRI, provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility);

More than 120 companies worldwide, including Agilent Technologies, Baxter International, BASF, British Telecom, Bristol-Myers Squibb, Danone, Electrolux, Ford, General Motors, Interface, KLM, NEC, Nike, Nokia, and Volkswagen, use the Guidelines for sustainability reporting;

Moreover, many important global organizations support the Guidelines. At the 2002 Johannesburg World Summit on Sustainable Development, Article 17 of the Plan of Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the EPA modeled certain disclosure requirements on the environmental component of the Guidelines. The European Union Framework for Corporate Social Responsibility recommends the use of the Guidelines. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the Guidelines. In 2002 the Johannesburg Stock Exchange became the first exchange to require all listed companies to comply with a code of conduct that requests disclosure of non-financial information consistent with the Guidelines;

RESOLVED:

That shareholders request that IBM disclose its social, environmental and economic performance to the public by issuing an annual report based on the Global Reporting Initiative's sustainability reporting guidelines.

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 26, 2002

Publicly Available December 26, 2002

Re: International Business Machines Corporation

Incoming letter dated December 2, 2002

The proposal relates to sustainability.

There appears to be some basis for your view that IBM may exclude the Sisters of the Order of St. Dominic (Grand Rapids Dominicans) as a co-proponent of the proposal because IBM received it after the deadline for submitting proposals under rule 14a-8(e)(2). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the Sisters of the Order of St. Dominic (Grand Rapids Dominicans) as a co-proponent in reliance on rule 14a-8(e)(2).

*4 Sincerely,

Jennifer Bowes

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31887842 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 The Coca-Cola Company
Publicly Available December 24, 2002

LETTER TO SEC

December 12, 2002

SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

MAIL STOP 4-2

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: The Coca-Cola Company/Exclusion From

Proxy Materials of Share Owner Proposal

Submitted by the Dentistry for Children &

Adolescents, Ltd.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, The Coca-Cola Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a share owner proposal (the "Proposal") submitted by the Dentistry for Children & Adolescents, Ltd. (the "Proponent") from its proxy materials for its 2003 annual meeting of share owners (the "Annual Meeting"). The Company asks that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reason set forth below. The Company intends to file its definitive proxy materials for the Annual Meeting with the Commission on March 5, 2002. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

As more fully set forth below, we believe that the Proposal is excludable from the Company's 2003 proxy materials because (a) the Proponent failed to satisfy the eligibility requirements under Rule 14a-8(b) by (1) failing to submit evidence of ownership of the requisite amount of securities, despite being notified of the requirement and (2) failing to submit a written statement that it intends to hold its securities in the Company through the date of the Annual Meeting, despite being notified of the requirement and (b) the Proposal was not timely received by the Company.

BACKGROUND

The Company received the Proponent's initial submission on November 14, 2002. A copy of the Proponent's letter is attached as Exhibit A. The Proponent's letter failed to include any evidence of its ownership of the requisite amount of the shares of the Company's common stock or any statement of the Proponent's intent to hold its securities through the date of the Annual Meeting.

On November 19, 2002, the Company wrote to the Proponent to inform it that it needed to cure (within 14 days of her receipt of the Company's letter) the procedural and eligibility deficiency in its submission by providing: (1) information proving that it has held, for at least one year prior to the date of its submission, shares of the Company's common stock having at least $2,000 of market value or 1% of the outstanding shares of the Company's common stock as required by Rule 14a-8(b); and (2) a written statement that it intends to continue to hold such shares of common stock through the date of the Annual Meeting as required by Rule 14a-8(b). A copy of the Company's November 19, 2002 letter is attached hereto as Exhibit B. The Company's letter was received by the Proponent on November 23, 2002, as evidenced by the copy of the certified mail receipt attached hereto as Exhibit C..

*2 The Company's records do not list the Proponent as a registered holder of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b).

To date, the Company has received no response from the Proponent to its November 19, 2002 letter.

THE PROPOSAL

The Proposal reads:

"Resolved: Reformulation to reduce sugar content and increase or buffer pH should begin immediately in an effort to demonstrate concern for health related issues.

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals.

I. The Proponent Failed to Satisfy Eligibility Requirements Under Rule 14a- 8(b)

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a shareholder must be the record or beneficial owner of at least $2,000 in market value of the registrant's stock at the time the proposal is submitted, must have owned these shares for at least one year prior to submitting the proposal, and must continue to hold these shares through the date of the shareholder meeting at which the proposal is to be considered. In addition, a proponent is required under Rule 14a-8(b)(2) to provide the company with a written statement that the proponent intends to hold his or her securities through the date of the relevant shareholder meeting.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide written evidence of his or her ownership for at least one year prior to the date of the submission, of the requisite amount of securities. See e.g., The Coca-Cola Co. (Jan. 22, 2002), Harrah's Entertainment, Inc. (Nov. 10, 1999). In accordance with Rule 14a-8(f), on November 19, 2002, the Company informed the Proponent that it was not the record owner of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b). The Company also sent to the Proponent a copy of and directed it to Rule 14a-8(b) which provides guidance on means to provide evidence of the requisite stock ownership. To date the Proponent has not provided any evidence of its ownership of the requisite amount of the Company's common stock. Given the foregoing, the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(b)(1) because the Proponent failed to submit written evidence of its ownership of the requisite amount of the Company's common stock even after it was specifically informed of its obligation to do so by the Company as required by Rule 14a- 8(f).

*3 Additionally, the Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where, as here, the proponent failed to provide written notification to the company of his or her intent to hold the company's stock through the date of the annual meeting. See, e.g., The Coca-Cola Co. (Jan. 22, 2002), The Coca-Cola Co. (Jan. 8, 2001), New Jersey Resources Corp. (December 3, 1997). Consistent with this Staff position, we believe that the Proposals may be excluded from the Company's proxy materials under Rule 14a-8(b)(2) because the Proponent failed to submit any such written notification, even after it was specifically informed of its obligation to do so by the Company as required by Rule 14a-8(f). [FN1]

FN1. Where a company has never informed a proponent of the obligation to provide a written statement of intent to hold his or her securities, the Staff occasionally allows a proponent additional time to submit such a statement prior to allowing omission of the proposal. See SBC Communications, Inc. (Jan. 11, 1999). However, such a position would be inapposite here, since the Company specifically notified Proponent of its obligation to provide such a written statement in its November 19, 2002 letter.

End of Footnote(s).

II. The Proponent Failed to Satisfy Eligibility Requirements Under Rule 14a- 8(e)

Under Rule 14a-8(e) shareholder proposals "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

The Company's proxy materials for its 2002 annual meeting of share owners were released on March 4, 2001. As a result, pursuant to Rule 14a-8(e), the deadline for submitting proposals for inclusion in the proxy materials for the Annual Meeting was November 4, 2002. Such deadline was set forth in the proxy materials in accordance with Rule 14a-5(e).

The Proposal was not received by the Company until November 19, 2002, as evidenced by the stamp on the cover letter. It is the policy of the Office of the Secretary to stamp each incoming letter with the date on which it was received. Thus, the Proposal was not timely received and may be excluded from the proxy materials in accordance with Rule 14a-8(e).

It should be noted that even though the Proposal is dated October 26, 2002, it contains information as to value of shareholdings as of October 31, 2002. This would indicate that the letter was not written on the date set forth on the letter.

CONCLUSION

For the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

*4 If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (404) 676-2671.

Very truly yours,
Parth S. Munshi

Finance Counsel

THE COCA-COLA COMPANY

Coca-Cola Plaza

Atlanta, Georgia

ENCLOSURE

November 19, 2002

DENTISTRY FOR CHILDREN & ADOLESCENTS, LTD.

15 N.W. 7TH AVENUE

ROCHESTER, MINNESOTA 55901

ATTN: DR. CANDACE A. MENSING

Re: Share-Owner Proposal Received November 14, 2002

Dear Dr. Mensing:
Mr. Mark Preisinger, the Director of Share-Owner Affairs of The Coca-Cola Company ("Company"), provided me with a copy of your letter dated October 26, 2002. That letter was received at the Company on November 14, 2002, and a copy is attached.

It is unclear whether or nor you intended the letter to constitute a shareholder proposal for consideration at the Company's 2003 Annual Meeting of Shareowners. In the event that the letter was intended to be a shareholder proposal, such proposal was not received by the Company prior to the November 4, 2002 deadline as set forth in the Company's proxymaterials for its 2002 Annual Meeting of Shareowners. As a result the Company does not intend to include such proposal in its proxy materials for its 2003 Annual Meeting of Shareowners.

Notwithstanding the fact that the proposal was not timely submitted, the Company would also like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, of the following additional procedural and eligibility deficiencies in your letter:

1. You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a- 8(b). Our records do not list you as a registered holder of shares of Company Common Stock. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2) [Question 2], a copy of which is attached, tells you how to prove your eligibility (for example if your shares are held indirectly through your broker or bank).

2. You did not include a statement that you intend to continue to hold such shares of Common Stock through the date of the 2003 Annual Meeting of Share Owners, as required by Rule 14a-8(b)(2) [Question 2].

The foregoing must be corrected and the requested information furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If you do not do so, this would provide additional grounds for the Company to exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8. To transmit your reply electronically, please reply to my attention at the following fax number: 404-676-6812 or e-mail at pmunshi@na.ko.com; to reply by courier, please reply to my attention at NAT 2108, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2108, P.O. Box 1734, Atlanta, Georgia, 30301-1734.

*5 Please phone me at 404-676-2671 should you have any questions. We appreciate your interest in the Company.

Very truly yours,
Parth S. Munshi

Finance Counsel

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 27, 2002

Publicly Available December 24, 2002

Re: The Coca-Cola Company

Incoming letter dated December 12, 2002

The proposal relates to reformulating Coca-Cola's soft drink products.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(e)(2) because Coca-Cola received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Coca-Cola relies.

Sincerely,

Jennifer Bowes

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the ruleby offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31890978 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 SBC Communications Inc
Publicly Available December 24, 2002

LETTER TO SEC

November 25, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: SBC Communications Inc. 2003 Annual Meeting

Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 12, 2002, SBC received a shareholder proposal, (undated) from Chris Rossi for inclusion in SBC's 2003 proxy materials relating to its upcoming meeting. For the reason stated below, SBC intends to omit the proposal from its 2003 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement and the proponent's correspondence submitting the proposal. A copy of this letter is being mailed concurrently to the proponent advising him of SBC's intention to omit the proposal from its proxy materials for the 2003 annual meeting.

Pursuant to Rule 14a-8(e)(2), the registrant must receive the proposal "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The deadline for submitting proposals for inclusion in the proxy materials for SBC's 2003 annual meeting was November 11, 2002, as noted in the company's 2002 proxy statement. Mr. Rossi's proposal was received on November 12, 2002, and was late. Because the proposal was not submitted on a timely basis, SBC will not address at this time additional reasons for omitting the proposal.

Therefore, it is my opinion that because the proposal was submitted after the deadline provided in Rule 14a-8(e)(2), SBC may properly omit the proposal from its proxy materials for its 2003 Annual Meeting.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,
Wayne A. Wirtz

Assistant General Counsel

SBC COMMUNICATIONS INC.

175 E. Houston Street

2nd Floor

San Antonio, Texas 78205

Phone 210 351-3736

ENCLOSURE

S.B.C CORP.

JOY RICK-CORP. SECRETARY

175 E. HOUSTON

SAN ANTONIO, TEXAS 78205

CHRIS ROSSI PROPOSAL TO BE SUBMITTED IN THE 2003

S.B.C CORP. PROXY MATERIAL

The shareholders of S.B.C CORP. request the board of Directors take the necessary steps to amend the company's governing instruments to adopt the following : Begining on the 2004 S.B.C. CORP. fiscal year, the present auditing firm will be changed and every (4) years a new auditing firm will be hired.

*2 Chris Rossi holder of 1462 common shares certificates # SBC440911, SBC896898

Chris Rossi

Supporting Statement

Our country was founded on the principle of checks and balances of open competition. We have all profited handsomely from these principles. When a person, a company or a government entity has a monopoly all types of abuses occur. One reason there are no checks and balances,no competition to keep thing in line and on the up and up. Auditors are hired by a company, usually forever. Three recent catastrophes, Enron, Global Crossing, and Worldcom illustrate the need for this proposal. With a new auditor every four years, the last auditor is less inclined or will not have the time to be part of a fraud.

LETTER TO SEC

December 4, 2002

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: SBC Communications Chris Rossi Shareholder Proposal

Ladies and Gentlemen :
Enclosed is a copy of my return receipt for a certified mail containing my shareholder proposal . As you can see it was mailed November 6, 2002 . It was conveniently signed for by SBC on November 12, 2002 . Should I blame the U.S. Post Office or accuse SBC of another one of their abusive tactics to stonewall the shareholders from a legitimate proposaL, I won't say . I sent this proposal in good faith and in a timely manner . S.E.C. has , in the past , recommended sending proposals certified mail/return reciept requested .

Yours Truly,
Chris Rossi

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 24, 2002

Publicly Available December 24, 2002

Re: SBC Communications Inc

Incoming letter dated November 25, 2002

The proposal relates to audit firm rotation.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(e)(2) because SBC received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Alex Shukhman

Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

*3 Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31887845 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 UGI Corporation
Publicly Available November 20, 2002

LETTER TO SEC

October 23, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

OFFICE OF CHIEF COUNSEL

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Securities Exchange Act of 1934/Rule **14a-8**(e)(2)

Shareholder Proposal - Redemption of Any Poison Pill

Ladies and Gentlemen:

This letter requests your concurrence with the conclusion of UGI Corporation, a Pennsylvania corporation ("UGI"), that it can exclude from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders ("2003 Proxy Materials") a shareholder proposal (the "Proposal") that it received via facsimile from Mr. Nick Rossi on Saturday, October 5, 2002. Mr. Rossi's letter, in which he authorizes John Chevedden and/or his designee to act on Mr. Rossi's behalf with respect to the Proposal, and the Proposal are attached to this letter as Exhibit A.

UGI believes that it may properly exclude the Proposal from its 2003 Proxy Materials because Mr. Rossi failed to submit the Proposal in a timely manner pursuant to Rule 14a-8(e)(2) of the Exchange Act. UGI's proxy statement released to shareholders for its 2002 annual meeting of shareholders was dated January 4, 2002. Accordingly, pursuant to Rule 14a-8(e)(2), September 6, 2002 was the latest date for a shareholder to submit a proposal for inclusion in UGI's 2003 Proxy Materials. This submission deadline is clearly stated on page 3 of UGI's 2002 proxy statement. Because the offices of UGI were closed on Saturday, October 5, 2002, UGI did not have actual notice of the Proposal until Monday, October 7, 2002. Therefore, UGI intends to exclude the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(e)(2).

As of today's date, UGI anticipates filing its definitive proxy statement for its 2003 Annual Meeting of Shareholders on or about January 2, 2003. Because UGI received the Proposal on an untimely basis, it had only six business days to analyze, consult with counsel regarding, and prepare a response to the Proposal in order to meet the 80-day deadline in Rule 14a-8(j) rather than the 40 days it would have had had the Proposal been sent on a timely basis. Given UGI's prompt response to the Proposal, UGI respectfully requests that the staff waive the 80-day deadline in Rule 14a-8(j) given that the Proposal is excludable on its face pursuant to Rule 14a-8(e)(2). This request for relief from the 80-day deadline is consistent with similar requests where the Staff has granted such a waiver. See, e.g., Andrew Corporation (avail. Oct. 15, 1998), United Parcel Services (avail. Feb. 19, 1998), and Star Technologies, Inc. (avail. Jun. 25, 1996).

*2 For the foregoing reasons, we respectfully request that the Staff of the Division of Corporation Finance concur that UGI may properly exclude the Proposal from its 2003 Proxy Materials and that it will not recommend any enforcement action to the Securities and Exchange Commission if UGI excludes the Proposal from its 2003 Proxy Materials. In addition, UGI requests that the Staff waive the 80-day requirement in Rule 14a-8(j).

Enclosed pursuant to Rule 14a-8(j) of the Exchange Act are six copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to Mr. Rossi and Mr. Chevedden informing them of our intention to exclude the Proposal from the 2003 Proxy Materials.

If you have any questions or require additional information concerning this request, please call me at (610) 337-1000. If possible, I would appreciate it if the Staff would send a copy of their response to this request to me by fax at (610) 992-3258 when it is available.

Sincerely,
Margaret M. Calabrese

Managing Counsel and Assistant Secretary

UGI CORPORATION

Box 858 Valley Forge, PA 19482 • 610-337-1000

ENCLOSURE

EXHIBIT A

October 1, 2002

MR. LON GREENBERG

CHAIRMAN

UGI CORPORATION (UGI)

460 NORTH GULPH ROAD

KING OF PRUSSIA, PA 19406

PHONE: (610) 337-1000

FAX: (610) 992-3259

Dear Mr. Greenberg,
This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the

required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder- supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,
Nick Rossi

3 - Shareholder Vote on Poison Pills This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

*3 A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, Wall Street Journal, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills

Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders., not corporate management."

Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice

In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

SEC LETTER

1934 Act / s -- / Rule 14A-8

November 20, 2002

Publicly Available November 20, 2002

Re: UGI Corporation

Incoming letter dated October 23, 2002

The proposal relates to poison pill plans.

*4 There appears to be some basis for your view that UGI may exclude the proposal under rule 14a-8(e)(2) because UGI received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if UGI omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that UGI did not file its statement of objections to including the proposal at least 80 days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

2002 WL 31643233 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

***1 Guest Supply Inc.**
Publicly Available **October 20**, 1998

LETTER TO SEC

September 18, 1998

OFFICE OF CHIEF COUNSEL

MAIL STOP 3-3

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: **Guest Supply** Inc. -- Omission of Shareholder Proposal of William Cooney

Ladies and Gentlemen:
We are counsel for **Guest Supply** Inc. (the "Company"), a New Jersey corporation. On August 14, 1998, the Company received a letter via certified mail from William Cooney, a shareholder of the Company (the "Proponent"), enclosing a proposal and supporting statement (collectively, the "Proposal," Exhibit A hereto) for inclusion in the Company's proxy materials for the 1999 Annual Meeting of Shareholders (the "Proxy Materials").

The Company has determined that the Proposal may be omitted from the Proxy Materials on the following grounds:
(A) the Proposal is untimely because it was not received by the Company by the deadline for submitting shareholder proposals set forth in Rule 14a- 8(e)(2);
(B) the Proposal is procedurally defective under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to certify in writing the Proponent's continuous holding of his Company shares for at least one year and his intent to continue his ownership of those shares through the date of the Company's annual meeting, which defects have not been cured following the Company's provision of written notice of such defects;
(C) the Proposal's implementation would violate state law because it calls for the Company unilaterally to terminate an existing contract; and
(D) the Proposal is materially false or misleading.

By a copy of this letter, the Company is simultaneously informing the Proponent of the Company's intention to omit the Proposal from the Proxy Materials.

Pursuant to Rule 14a-8(j), we hereby enclose for filing the following documents:
1. Six copies of the proposal and supporting statement;
2. Five additional copies of this letter, which contains (a) the Company's statement of reasons why the Proposal may be omitted from the Proxy Materials, and (b) to the extent that any such reasons are based on matters of law, a supporting opinion of counsel.

THE PROPOSAL:

The proposal reads:

The shareholders of **Guest Supply** Inc. have determined that it is in the best interests of the shareholders that the shareholders' preferred purchase rights plan (as outlined on p. 15 of the 1997 annual report) be terminated. This plan only serves to entrench management and precludes the shareholders from exercising their right to sell their shares at a price they are happy with.

THE SUPPORTING STATEMENT:

The supporting statement reads:

Guest Supply has a shareholder rights plan, commonly known as a "poison pill", which is triggered when an acquiring entity accumulates over 20% of the company's stock. Even if 70%, 80%, or 90% of the shareholders think the acquisition is good for the shareholders the deal can be scuttled by Guest management invoking the poison pill. The clear purpose of the type of poison pill that Guest has is to entrench management in their positions, even if that entrenchment is contrary to the interests of the shareholders because the invoking of the pill scuttles a deal that the shareholders want. The shareholders own **Guest Supply**, not management. Therefore, this situation is intolerable. If the owners of the company determine that they wish for their investment to be sold at a price they deem to be fair, that should be the result in a free capitalist society. Many companies justify these poison pills by stating they are used often in U.S. corporations. This is not a valid excuse to crush the will of the shareholders at this company. A new kind of anti- takeover defense has become popular at U.S. corporations over the last few years that triggers rights plans when there is a majority vote of the shareholders invoking its operation. If Guest's Board of Directors had shareholders' interests at heart they would institute the new type of plan. Instead, on Aug. 6, 1997 they extended the old poison pill to ensure continued entrenchment of management, no matter how they performed. This situation must be remedied, and will be with a vote for this proposal.

GROUNDS FOR OMISSION:

A. THE PROPOSAL MAY BE OMITTED UNDER Rule 14a-8(e) AS UNTIMELY

*2 Under Rule 14a-8(e), a shareholder proposal is to be "received at the issuer's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company's proxy statement for its 1998 annual meeting was dated December 11, 1997, so the deadline for receipt of proposals for the 1999 Annual Meeting was August 13, 1998. [FN1] The Proposal was received at the Company's principal executive offices on August 14, 1998, as confirmed by the official U.S. Postal Service receipt (Exhibit B). That was one day after the deadline as calculated pursuant to Rule 14a-8(e).

FN1. The Company's proxy statement for its 1998 Annual Meeting erroneously stated the deadline as August 12, 1998 -- based on the December 10, 1997, filing date of the proxy statement -- but that discrepancy is not material here.

End of Footnote(s).

The Division has routinely permitted registrants to omit shareholder proposals that were not received by the registrant by the deadline specified in Rule 14a-8(e). California Water Service Co. (available February 11, 1998); Caterpillar, Inc. (available December 23, 1997). The Division has interpreted such deadlines strictly. EG&G, Inc. (available December 23, 1997)(proposal received one day after deadline excludable, even though proposal dated one week before deadline).

Accordingly, we respectfully submit that the Proposal may be omitted as untimely under Rule 14a-8(e).

B. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(b) AND RULE 14a-8(f)(1) AS PROCEDURALLY DEFECTIVE

Under Rule 14a-8(b), the Proponent was required to certify in writing at the time he submitted the Proposal that he had held the Company's stock continuously for at least one year and that he "intends to continue to hold the securities through the date of the meeting of shareholders." The Proponent did not satisfy this threshold requirement because he failed to certify in writing his continuous holding of his Company shares for at least one year, and his intent to continue his ownership of the Company's shares through the date of the Company's annual meeting. The Proposal also appears defective in that the Proponent's shares appear to be held jointly with a Margaret Cooney, who is not a signatory to the Proposal. By letter dated August 17, 1998 (Exhibit C), the Company notified the Proponent of those defects (also notifying him of the Proposal's untimeliness and reserving its objection). The Company has not received any response from the Proponent attempting to cure any of those defects.

Accordingly, we respectfully submit that the Proposal may be omitted as procedurally defective under Rule 14a-8(b) and Rule 14-8(f)(1).

C. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(2) BECAUSE IT WOULD REQUIRE THE COMPANY TO VIOLATE STATE LAW

Under Rule 14a-8(i)(2), a registrant may omit a proposal that would require it to violate state law. The Proposal would require the Company unilaterally to terminate an existing Rights Agreement entered into by the Company, as amended, effective August 15, 1997, pursuant to which the Company declared a non-cash dividend to be issued under specified circumstances to the Company's registered shareholders as of a certain date. Under such Rights Agreement, such registered shareholders are expressly vested with a right of action to enforce its terms. The Rights Agreement will expire on July 15, 2008.

*3 Having declared a non-cash dividend under the Rights Agreement in favor of the Company's shareholders, any unilateral termination of the Rights Agreement by the Company would constitute an anticipatory breach thereof. Such action would violate a basic principle of New Jersey law and could subject the Company to legal action by aggrieved shareholders. Seitz v. Mark-O-Lite Sign Contractors, Inc., 210 N.J. Super. 646, 510 A.2d 319, 323-324 (Law Div. 1986). The Commission has recognized that provisions of a shareholder proposal calling for the unilateral termination of an existing shareholder rights agreement may be excluded from the registrant's Proxy Materials. International Multifoods Corp. (available April 3, 1992).

Accordingly, we respectfully submit that the Proposal may be omitted under Rule 14a-8(i)(2).

D. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) AND RULE 14a-9 AS MATERIALLY FALSE OR MISLEADING

Under Rule 14a-8(i)(3) and Rule 14a-9, shareholder proposals that are materially false or misleading may be excluded.

The second sentence of the proposal asserts, without citing any factual support, that the Rights Agreement "only serves to entrench management." The third sentence of the supporting statement reiterates that unsubstantiated assertion ("[t]he clear purpose of the type of poison pill that Guest has is to entrench management in their positions").

The second and third sentences of the supporting statement also assert, again without factual substantiation, that the Rights Agreement prevents potential acquiring companies from making an acquisition of the Company's shares (the "invoking of the pill scuttles a deal").

Those assertions, particularly when phrased as if they were facts, are false or misleading. The Proponent cites no studies or other evidence to support his assertions. Indeed, the Proponent ignores available data showing that his assertions are false.

In November 1997, a leading proxy-solicitation firm, Georgeson & Company, published a study entitled "Mergers and Acquisitions: Poison Pills and Shareholder Value/1992-96" (Exhibit D). That study, which analyzed data for 319 takeover transactions over a five year period ending December 31, 1996, concludes that "poison pills" do not, in fact, "scuttle" deals or "entrench" management:
"Companies without poison pills did not exhibit a higher takeover rate relative to companies that had pills. In fact, non-pill companies exhibited a lower takeover rate, although the difference was not statistically significant." (Emphasis supplied.)

The Georgeson Study also concludes that "premiums to acquire target companies with poison pills were on average eight percentage points higher than premiums paid for companies that did not have poison pills." (Emphasis added.) Accordingly, the Study concludes that arrangements like the Rights Agreements "provide shareholders with tangible economic benefits," and have proved to be effective in "increas[ing] target companies' power to negotiate higher takeover prices and thus maximize shareholder value." Those conclusions, which are based on data derived from a broad study of actual transactions -- after controlling for market capitalization, price-to-book ratio, and bid attitude -- belie the Proponent's assertions that the "only" purpose of the Rights Agreement is to "entrench" management and "scuttle" deals.

*4 In Baldwin Corporation (available February 20, 1998), the Division recognized that a proposal attacking a shareholder rights plan for "entrenching" management was potentially false and misleading, and, as phrased, could be excluded.

CONCLUSION:

On behalf of the Company, we respectfully request the concurrence of the Division that the Proposal may be omitted from the Company's 1999 Proxy Materials pursuant to Rule 14a-8(e), Rule 14a-8(b), Rule 14a-8(f)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(3) and Rule 14a-9.

To the extent the reasons discussed above are based on matters of law, this letter constitutes our legal opinion.

Should the Division wish to discuss this matter or require any additional information, please contact David Wawro at (212) 880-6288 or Dean T. Cho at (212) 880-6027.

Respectfully submitted,
HAYTHE & CURLEY

237 Park Avenue

New York, N.Y. 10017-3142

(212) 880-6000

SEC LETTER

1934 Act / s -- / Rule 14A-8

October 20, 1998

Publicly Available October 20, 1998

Re: Guest Supply Inc. (the "Company")

Incoming letter dated September 18, 1998

The proposal relates to the termination of a rights plan.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials under rule 14a-8(e)(2) because the Company received it after the deadline for submitting proposals. We note in particular your representation that the Company received the proposal one day after its deadline. Accordingly, the Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials under rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Carolyn J. Sherman

Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)

1998 WL 730561 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 Federated Department Stores, Inc.
Publicly Available March 27, 2002

LETTER TO SEC

January 25, 2002

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Rule 14a-8(j) -- Exclusion of Stockholder Proposal

Dear Ladies and Gentlemen:

On behalf of Federated Department Stores, Inc., a Delaware corporation (the """Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we hereby file with the United States Securities and Exchange Commission (the "Commission"), six copies of this letter and the attached Exhibit A, which consists of a copy of a letter, dated as of November 19, 2001, from (Rev.) Gordon Judd, CSB, Director of Corporate Responsibility for The Charitable Trust of the Sisters of Mercy Regional Community of Detroit (the """Trust"), setting forth the Trust's proposal (together with its supporting statement, the "Proposal"), for presentation at the Company's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting").

The Company believes that the Proposal may be omitted from the Company's proxy materials for the 2002 Annual Meeting for the reasons stated below and requests the concurrence of the staff members of the Commission's Division of Corporate Finance (the "Staff"), that the Staff will not recommend any enforcement action if the Company omits the Proposal.

A. The Proposal.

The Proposal requires that the Company prepare a report, within four months of the 2002 Annual Meeting, which addresses each of the following:

. The Company's efforts to identify and dissociate from any offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions (this portion of the Proposal being referred to in this letter as "Part I");

. A review of the Company's workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management ("Part II"); and

. The Company's effort to reach out to the American Indian leadership and community on these issues ("Part III").

B. Summary of Bases for Exclusion.

The Company believes that each Part of the Proposal deals with separate and distinct subject matters and, therefore, must be evaluated accordingly. The following is a summary of certain substantive bases to exclude each respective Part of the Proposal from the Company's 2002 Annual Meeting proxy materials. Each basis derives from the Commission's current proxy rules as identified below:

. Bases to Exclude Part I of the Proposal.

1. Part I of the Proposal is excludable pursuant to **Rule 14a- 8(i)(5)** (Relevance) because it relates to business operations which account for less than 5 percent of the Company's total assets at the end of fiscal year 2001, and for less than 5 percent of the Company's net earnings and gross sales for fiscal year 2001, and is not otherwise significantly related to the Company's business. To illustrate, the Company reported a total asset value of $17.012 billion and sales of $18.407 billion as of the end of its most current fiscal year that ended February 3, 2001. Total sales of the Company's merchandise that depicted American Indian imagery, names and logos, however, were de minimus. These sales amounted to less than $20,000, or one ten- thousandth (1/10,000) of 1% of the Company's total assets as of that date.
*2 2. Part I of the Proposal is also excludable pursuant to Rule 14a- 8(i)(7) (Management Functions) because it deals with a matter relating to ordinary business operations. The Staff has routinely determined that stockholder proposals involving the selection of retail products relate to ordinary business operations and may be excluded under this rule. Part I requests the Company to prepare a report addressing the Company's efforts to disassociate from any offensive imagery to the American Indian community in products, advertising, endorsements, scholarships and promotions. In short, Part I seeks to permit the Company's stockholders to "micro-manage" the selection of the sorts of products that the Company carries in its retail department stores. Part I deals exclusively with a matter relating to ordinary business operations (i.e., product "mix" or selection) and is, therefore, excludable under this rule.

. Bases to Exclude Part II of the Proposal.

3. Part II of the Proposal is excludable pursuant to Rule 14a- 8(i)(10) (Substantially Implemented) because it relates to a matter which the Company has already substantially implemented. The Company believes that its commitment to promoting diversity in its workforce and the communities it supports is well-established and widely recognized. Part II effectively requires the Company to provide information to its stockholders that is presently available to them. Information about the Company's corporate policies on diversity is available to the Company's stockholders from the Company's website at http://federated-fds.com/company.asp under the heading "Leadership in Diversity" and from personnel specializing in these matters such as the Company's Operating Vice President, Diversity. The Company maintains an "open door" policy with its stockholders concerning diversity issues and has welcomed, and continues to welcome, opportunities to communicate its leadership efforts in this important social and economic matter to its stockholders. Additionally, the Company has already implemented and routinely monitors several programs and activities to

enhance employee and management awareness of the importance of diversity and diversity-related issues. The substance of Part II has already been addressed by the Company and Part II may, therefore, be excluded under this rule.

4. Part II of the Proposal is also excludable pursuant to Rule 14a- 8(i)(3) (Violation of Proxy Rules) because it is vague, indefinite and misleading. Part II is sufficiently vague, indefinite and misleading to justify its exclusion. Neither the Company's stockholders nor the Company is able to determine with reasonable certainty exactly what actions or measures Part II requires. Part II may be read by some stockholders as requiring the proposed report to focus on diversity training programs that isolate and target a specific cultural group - in this case, American Indians. The Company believes that Part II may further confuse some of the Company's stockholders into believing that the Company offers ethnic or cultural group-specific diversity training programs, which is inaccurate and materially misleading. Part II is vague and materially misleading and may, therefore, be excluded under this rule.

. Bases to Exclude Part III of the Proposal.

***3** 5. Part III of the Proposal is excludable pursuant to Rule 14a- 8(i)(10) (Substantially Implemented) because it relates to a matter which the Company has already substantially implemented. The Company believes that it has taken, and continues to take, a proactive role in its involvement with the American Indian community. As a recent example, in May of 2000, several of the Company's key management personnel attended a conference entitled "Redskins and Other Offensive Images, Names and Religious Symbols of American Indian People" with prominent members of various American Indian tribes. Part III is excludable because the Company has already taken substantial efforts to develop and foster a positive and productive relationship with American Indians throughout the United States.

Additionally, information relating to the Company's ongoing relationship with American Indians is already available to the Company's stockholders upon request to the Company. Part III has been substantively and substantially implemented by the Company and is, therefore, excludable under this rule.

6. Part III of the Proposal is also excludable pursuant to Rule 14a- 8(i)(3) (Violation of Proxy Rules) because it is vague, indefinite and misleading. Part III of the Proposal requires the Company to report on efforts to "reach out to the American Indian leadership and community on these issues." Although the Company has undertaken significant measures to continue developing its established relationships with American Indians, the Company believes that Part III is so vague and ambiguous that its purpose cannot be reasonably ascertained by the Company or its stockholders. The Company also believes that including Part III, as submitted, in the Company's proxy materials would confuse and materially mislead the Company's stockholders as to the Company's ongoing relationships with American Indians.

Each of the foregoing bases for exclusion of the respective Parts of the Proposal is explained in greater detail below.

C. Discussion of Bases for Exclusion.

The Company wishes to stress that it continues to be conscious of and sympathetic to an ever-increasing need for greater understanding, tolerance and awareness of cultural and ethnic differences among all persons. Although the Company supports the Trust's goal of enhancing awareness of ethnic and cultural diversity, the Company also believes that it has devoted, and continues to devote, significant resources, time and attention to this important matter. In this instance and as described below, however, the Company believes that the Proposal, as submitted, no matter how well-intentioned, is overreaching, vague and misleading and that the Proposal imposes a burden on the Company that is contrary to Staff interpretations and the Commission's proxy rules.

1. Part I may be excluded pursuant to **Rule 14a-8(i)(5)** (Relevance).

Rule 14a-8(i)(5) permits the Company to omit a proposal that relates to business operations which account for less than five percent of the Company's total assets at the end of its most recent fiscal year, and for less than five percent of the Company's net earnings and gross sales for that fiscal year, and is not otherwise significantly related to the Company's business.

***4** The Company's most recent fiscal year ended on February 3, 2001. As of February 3, 2001, the Company had total assets of $17.012 billion and net sales of $18.407 billion. From the beginning of the Company's current fiscal year through November 3, 2001, the Company's net sales were $11.329 billion.

The Company, through its subsidiaries, is one of the leading operators of full-line department stores in the United States, with 440 department stores in 33 states and Puerto Rico as of February 3, 2001. The Company's subsidiaries operate department stores under the names "Bloomingdale's," "The Bon Marche," """Burdines," "Goldsmith's," "Lazarus," "Macy's," "Rich's" and "Stern's" and related direct-to-customer mail catalog and electronic commerce businesses under the names "Bloomingdale's By Mail," "bloomingdales.com" and "macys.com." These department stores and related businesses sell a wide range of merchandise, including men's, women's and children's apparel and accessories, cosmetics, home furnishings and other consumer goods. The Company's department stores are diversified by size of store, merchandising character and character of community served and are located at urban or suburban sites, principally in densely populated areas across the United States.

Certain of the Company's department stores carry an insignificant amount of merchandise bearing athletic teams' names and logos relating to American Indians such as the "Atlanta Braves" and the "Washington Redskins" on a seasonal basis. In fact, the amount of this merchandise carried by the Company's stores in any particular year largely depends on the respective athletic teams' popularity and success. The amount of aggregate net sales attributable to this merchandise is de minimus to the Company's business operations. In fact, the Company's aggregate net sales of merchandise bearing team names and logos relating to American Indians has not exceeded $20,000 in any of each of the past five fiscal years. This dollar amount is less than one ten-thousandth (1/10,000) of 1% of the Company's aggregate net sales for fiscal year 2001.

Furthermore, the Company does not believe, and the Proposal does not suggest, that merchandise bearing imagery, names and logos relating to American Indians is significantly related to the Company's business. On the contrary, the Company's aggregate net sales of this merchandise is insignificant and immaterial. Part I deals exclusively with a matter that is not relevant pursuant to **Rule 14a-8(i)(5)**. The Company, therefore, believes Part I of the Proposal is, therefore, excludable from the Company's proxy materials.

2. Part I may be excluded pursuant to Rule 14a-8(i)(7) (Management Functions).

The Company believes Part I deals with a matter that constitutes an ordinary business operation - the manner in which the Company selects products for resale in its retail sales operations. Part I is thus excludable under Rule 14-8(i)(7), which provides that a company may omit a stockholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations." The Staff has recognized that the policy underlying this exclusion is nearly identical to the policy underlying most state corporation laws - confine the solution of ordinary business problems to the management (i.e., the Board of Directors) of a company because it is impractical for stockholders to decide how to solve or manage such problems.

***5** In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Staff stated that the ordinary business exclusion rests on two central considerations, which are as follows:

The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight....

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal...seeks to impose...methods for implementing complex policies.

1998 Release, text at footnotes 43 and 44.

The 1998 Release is significant for a number of reasons, including its reversal of the Staff's position in a no-action letter involving Cracker Barrel Old Country Stores (October 13, 1992) concerning automatic exclusion of employment-related stockholder proposals raising social policy issues. The 1998 Release makes clear that the Staff will evaluate excludability of a stockholder proposal under Rule 14a-8(i)(7) on a "case-by-case" basis and will take into account such factors as the nature of the proposal and the circumstances of the company to which it is directed. 1998 Release, part III, text at footnote 48.

As stated above, the Company is a leading department store retailer with more than $18 billion in annual revenue. A crucial part of the Company's business is the day-to-day selection and review of its product "mix" or its product items for resale to the general public. The Company, together with its subsidiaries, sells thousands of product items to an enormous customer base throughout the United States. In seeking to dictate the types of products that the Company may sell in its retail business, Part I ignores the significant complexity of this important task of selecting retail products. Decisions concerning the Company's product selection or product "mix" are based on extremely complex and delicate considerations, which often involve several individuals in several Company offices and departments. These decisions are fundamental to the ordinary retail business operations of the Company. The Company's stockholders, no matter how well-meaning or well-intentioned, simply are not equipped to make these sorts of important managerial and business decisions. The Staff has routinely taken the position that proposals regarding the selection of retail products relate to ordinary business operations and may, therefore, be excluded from a company's proxy materials under this rule. See Albertson's, Inc. (March 23, 2001); see also Wal-Mart Stores, Inc. (April 2, 2001) (citing, among others, Walgreen Co. (September 29, 1997) (proposal that retailer stop selling cigarettes was excludable because it involved the sale of particular product); J.C. Penney Company, Inc. (March 2, 1998)).

***6** Nearly twenty years ago, the Staff established that where the subject matter of a proposed report involves a matter of ordinary business, the proposal is also considered ordinary course. See Exchange Act Release No. 34-20091, paragraph 7 (August 16, 1983) (the "1983 Release). In evaluating excludability, the Staff does not consider the fact that a stockholder proposal demands a special report on specific subject matter (i.e., efforts to alter selection of retail products) instead of demanding that an individual or group take action (i.e., alter the Company's selection of retail products). In the 1983 Release, the Staff concluded that it "...will consider whether the subject matter of the special report...involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7) [predecessor to Rule 14a-8(i)(7)]." 1983 Release at paragraph 6. The Staff continues to apply this analysis even in light of the 1998 Staff amendments to Rule 14a- 8. See, e.g., K-Mart Corp. (February 24, 1999).

Part I approaches the issue of the Company's product selection and its related advertising, promotion and endorsement efforts indirectly by demanding a report be prepared by the Company. The fundamental issue, however, remains the same - a stockholder proposal may not commandeer management's ability to make day-to- day decisions concerning the selection of retail products or product "mix", even with respect to retail products which constitute an insignificant portion of the Company's total business and portray ethnic or cultural imagery, names and logos. Part I deals exclusively with a matter that goes to the essence of ordinary business operations and the Company, therefore, believes it may be excluded from the Company's proxy materials pursuant to this rule.

3. Part II may be excluded pursuant to Rule 14a-8(i)(10) (Substantially Implemented).

Under Rule 14a-8(i)(10), the Company may exclude a proposal from its proxy materials if the Company has already substantially implemented the Proposal. As stated above, the Company believes that Part II is so vague and ambiguous that it is unreasonable to request the Company to prepare any report attempting to meet the requirement in Part II. To the extent, however, that Part II could be construed as requiring the Company to report on its programs and activities sensitive to diversity, Part II is excludable under the rule because the Company has already implemented these programs and activities and because this information is readily available to the Company's stockholders.

The Company has developed, implemented and undertaken a series of diversity training programs and activities, which are intended to educate the Company's employees and to increase employee awareness of and sensitivity to all ethnic and cultural groups. The Company also actively participates in national organizations that focus on diversity education and awareness such as the Urban

League, A Better Chance, Catalyst, the N.A.A.C.P., the United Negro College Fund and the Mexican American Legal Defense and Education Fund. Since 1998, the Company has also served on the Southwest Advisory Board of the National Center for American Indian Enterprise Development ("NCAIED").

*7 Described below are some examples of the Company's diversity education and training programs and activities. None of the these programs or activities targets or isolates any specific race, ethnicity, culture or creed. Instead, these programs and activities address the positive experiences and the unique social, cultural and economic benefits that result from treating all persons from all ethnic and cultural groups as an integral part of modern society.

A Sampling of the Company's Programs and Activities that Promote Ethnicity and Cultural Diversity:

. Employee education courses focusing exclusively on diversity education:

> "The Business Case" is a four-hour facilitated classroom education course that defines diversity at the Company and explains the Company's philosophy and business rationale for diversity. A portion of this course discusses the "Four Layers of Diversity," which are the 22 components that are included in the Company's definition of "diversity". This course also includes a video presentation by the Company's Chairman and Chief Executive Officer addressing various facets of the Company's diversity philosophy and rationale; and

> "Diversity Leadership" is a four-hour required training course for the top 1,400 managers of the Company. Many divisions of the Company, however, offer this course as an elective training course to other Company employees. The primary goal of this course is to assist participants in applying effective management and interpersonal skills to employment situations that involve diversity issues. The main objectives are to understand the importance of building relationships with people from various ethnic and cultural groups. This course includes an excerpt developed by Dr. Edwin Nichols, a world renowned organizational psychologist, in which four culture patterns are identified and discussed in terms of time consciousness, beliefs and attitudes, communication, and language and emotions;

. Educational and training courses that place a strong emphasis on diversity education: Examples include, among others, Sales Associate Education, Security and Diversity, Servicing Customers with Disabilities, and Team Building through Diversity;

. Educational and training courses that include diversity education in their curriculum: Examples include, among others, New Hire Orientation, Negotiation Skills, Maintaining a Professional Work Environment;

. The "Leadership Institute": is a four-day mandatory training/intensive education program for all store managers, merchandisers, and support senior executives. Diversity education is emphasized throughout the "Leadership Institute"; and

. Since 1998, the Company has participated on the Southwest Advisory Council of NCAIED. In serving in this capacity, the Company was introduced to Caddo Design & Office Products ("Caddo Design"), an American Indian- owned office furniture manufacturer operated by Don Kelin of the Caddo tribe. In 2001, the Company purchased office furniture and equipment directly from Caddo Design totaling $2,000,000 -- an expenditure more than 100 times the value of aggregate sales of the Company's merchandise bearing American Indian imagery, names and logos.

*8 The Company believes that it maintains an "open door" policy with its stockholders concerning the Company's ongoing efforts to promote diversity both inside and outside of its workforce. As an example, the Company devotes three web pages of its website, at http://federated-fds.com/company.asp under the heading "Leadership in Diversity," to describing the Company's corporate policies and views concerning diversity and to providing important information and statistics about diversity in the Company's workforce. In addition, the Company has even established a special office responsible for developing and monitoring the Company's policies on diversity education and relations, which is led by the Company's Operating Vice President, Diversity. Among other things, this office is available to serve the Company's stockholders by providing information and assistance relating to the Company's diversity programs and activities at their convenience and upon their request.
For each of these reasons, the Company believes that it has already substantially implemented the substance of Part II and, therefore, that Part II is excludable under Rule 14a-8(i)(10) as moot.

4. Part II may be excluded pursuant to Rule 14a-8(i)(3) (Violation of Proxy Rules).

Rule 14a-8(i)(3) provides an alternative basis for the Company to exclude Part II from its proxy materials. Under this rule, a proposal may be omitted if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has routinely held that a proposal is "sufficiently vague and indefinite to justify its exclusion where neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what actions or measures the proposal requires." See, e.g., McDonald's Corporation (March 13, 2001), Bristol-Meyers Squibb Company (February 1, 1999) and Philadelphia Electric Company (July 30, 1992).
Part II is vague and indefinite in its broad demand that the Company review its "workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management." First, Part II fails to specify any time period for which the Company must observe its """workplace environment" to gather data and information to be included in the report. Should this report cover the most recent fiscal quarter? The most recent fiscal year? The three most recent fiscal years? Part II offers no guidance on this issue.
Second, Part II does not address the intended meaning of the phrase "workplace environment." As you know, the phrase "workplace environment," without further description, is capable of having various meanings and uses. In fact, in a recent informal World Wide Web search conducted on January 18, 2002, on the AltaVista, Google and Lycos search engines, the phrase "workplace environment" yielded several thousand web page hit results. These results addressed the phrase "workplace environment" in such diverse contexts as, among others, sexual harassment, recycling labels, nursing, HIV/AIDS care administration and even custom-designed office furniture. Neither Part II nor any other portion of the Proposal offers any clarification of the intended meaning of this phrase.
*9 Third, Part II fails to identify what sort of evaluation methodology or

allocation of resources the Company must use in preparing its report. The classification of employees at the Company illustrates Part II's inherent vagueness and ambiguity. As of February 3, 2001, the Company had approximately 129,000 regular full-time and part-time employees. Because of the seasonal nature of the retail industry, however, the number of Company employees peaks in the Christmas season and wanes in subsequent months. Part II does not address whether the Company must spend the same amount of time and investigative resources analyzing diversity training offered to part-time """seasonal" employees as the Company does analyzing diversity training offered to full-time employees. Also, Part II does not indicate what statistical or analytical methods the Company must use to prepare its report or even whether these sorts of analyses are required. Without meaningful parameters, the Company and its stockholders cannot reasonably determine whether the Company can prepare a report which satisfactorily addresses the vague requirement of Part II.

In addition to being vague and indefinite, Part II may also mislead stockholders. Part II demands that the proposed report include a review of "diversity training programs sensitive to American Indian culture offered to employees and management." It is unclear from the context what sort of diversity program qualifies as "sensitive to American Indian culture." The Company offers a series of diversity programs, however, specifically isolates and targets any particular ethnicity or cultural group. Such a diversity program would be in direct conflict with the Company's established policy of promoting fairness and equity among ethnicities and cultures. Without a clearer understanding of the precise meaning of Part II, some of the Company's stockholders may misinterpret Part II as suggesting, or be misled into thinking that the Company has implemented ethnicity-specific or cultural group-specific diversity training programs. This sort of unjustified misconception could negatively impact stockholder sentiment towards the Company on the important issue of diversity education and training and should not be permitted.

For each of the reasons stated above, the Company believes Part II is excludable from the Company's proxy materials under Rule 14a-8(i)(3) and the Commission's proxy rules.

5. Part III may be excluded pursuant to Rule 14a-8(i)(10) Substantially Implemented).

As stated above, Rule 14a-8(i)(10) permits to the Company to exclude any proposal from its proxy materials that has been substatially implemented by the Company. Although the Company is unable to clearly ascertain what Part III requires, the Company believes that it has already undertaken a range of effort to enhance its ever-developing relationship with American Indians.

As stated above, since 1998, the Company has served as an active participant on the Southwest Advisory Counsel of NCAIED. According to its website at http://www.ncaied.org. NCAIED has developed into a premier business consulting firm for American Indians, securing more than $75 million dollars annually in procurements for its clients since 1989. The Company's involvement with NCAIED resulted in the development of an important business relationship between the Company and a premier American Indian-owned office furniture manufacturing firm, Caddo Design.

In addition to these efforts, in May of 2000, several key Company personnel, including its Senior Vice President, General Counsel and Secretary; Senior Vice President, Merchandising Group; Executive Vice President, Merchandising Group and Operating Vice President, Diversity and Vendor Development, as representatives of the Company, attended a special seminar for the Company's executives entitled "Redskins and Other Offensive Images, Names and Religious Symbols of American Indian People" in New York City. These executives interacted with several prominent representatives of American Indian tribes and organizations including Tonya Frichner Gonella of the American Indian Law Alliance, Sammy Toineeta, Director, Racial Justice, National Council of Churches and Gary Brouse, Director, Equality and Indigenous Issues, Interfaith Center on Corporate Responsibility.

The Company believes these examples underscore some of the Company's continuing efforts to develop and maintain positive and productive relationships with American Indians. The Company further believes that Part III's demand is unnecessary and unproductive because the Company has already substantially implemented the substance of Part III and also because information about the Company's interaction with American Indians is readily available to the Company's stockholders upon request to the Company.

For each of the reasons stated above, the Company believes Part III is excludable from the Company's proxy materials under Rule 14a-8(i)(10).

6. Part III may be excluded pursuant to Rule 14a-8(i)(3) (Violation of Proxy Rules).

As stated in number 3 above, Rule 14a-8(i)(3) permits the Company to exclude any proposal from the Company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

Part III is so vague and indefinite, it is nearly unintelligible. Part III demands that the report address the Company's "efforts to reach out to the American Indian leadership and community on these issues." First, the meaning of the term "reach out" is ambiguous. Part III does not clarify or provide any examples of what sorts of activities may be included within the intended meaning of this phrase. Second, Part III does not provide any context or give any indication as to the intended meaning of the phrase "American Indian leadership and community." As stated above, the Company has business operations in 33 states. Is Part III intended to have the Company report on its business or social contacts with American Indian people within each of these states? Within the entire United States? Without some sort of restriction or limitation (e.g., geographic scope, identification of particular American Indian tribes, names of specific individuals, etc.), the Company believes that these vague, indefinite and ambiguous statements can be reasonably read in a variety of ways.

***10** The Company also believes that neither it nor its stockholders can or should be reasonably expected to decipher these cryptic references.

Further, it is unclear from the words of Part III in what level of detail the Company must describe its efforts in its report. In the Proposal's supporting statement, the Trust states that "[t]here are approximately 300 million indigenous people living around the world and about 500 tribes in the United States." Part III may be interpreted to require the Company to report on each and every business or social interaction between any of its 129,000 employees and any member of any of the 557 American Indian tribes officially recognized by the United States government or of the 300 million indigenous people living throughout the world. In short, the Company's stockholders are unable to identify, with reasonable certainty, exactly what measures or actions Part III requires.

For each of the reasons stated above, the Company believes Part III is excludable from the Company's proxy materials under Rule 14a-8(i)(3) and the Commission' proxy rules.

No-Action Request

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement to the Commission if the Proposal is omitted from the Company's proxy materials for the 2002 Annual Meeting. Should the Staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss such decision with the Staff.

By copy of this letter, in accordance with Rule 14a-8(j), the Company is informing The Trust, by and through its representative, (Rev.) Gordon Judd, CSB, of the Company's intention not to include the Proposal in its 2002 Annual Meeting proxy materials.

If you have any questions or desire any additional information relating to the foregoing, please do not hesitate to contact me at (513) 579-7560.

Very truly yours,
Dennis J. Broderick
Senior Vice President, General Counsel and Corporate Secretary
FEDERATED DEPARTMENT STORES, INC.
7 West Seventh Street . Cincinnati, Ohio 45202-2471
513/579-7560

EXHIBIT A

ENCLOSURE

November 19, 2001

JAMES M. ZIMMERMAN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
FEDERATED DEPARTMENT STORES, INC.
SEVEN WEST SEVENTH STREET
CINCINNATI, OHIO 45202
513-579-7905
Re: Offensive Use of American Indian Imagery

Dear Mr. Zimmerman,

The Charitable Trust of the Sisters of Mercy Regional Community of Detroit (The Trust), is submitting the enclosed resolution, "Offensive Use of American Indian Imagery." The Trust will be the primary filer on this resolution and will act as the contact for other filers.

The Trust reflects the values, principles, and mission of the Sisters of Mercy Regional Community of Detroit. The Sisters of Mercy play a critical role in health care in Michigan and also continue to play a historic role in education from the primary through the university levels. The Trust has been an active shareholder, writing letters to its companies, entering into dialogue with senior managers, filing shareholder resolutions, and voting its proxies according to guidelines such as those set up by the Interfaith Center on Corporate Responsibility (ICCR). In the recent past, it has been active on such issues as health, environment, military contracting, equality and corporate finances.

***11** From these kinds of concerns, therefore, The Trust is filing on the enclosed resolution.

The continued use of negative and/or misappropriated images of American Indians in selling sports team clothing and merchandise is considered by American Indian leaders to be a deep betrayal and affront. When reputable companies such as Federated Department Stores, Inc. merchandises offensive names such as "Redskins" or gross caricatures such as Cleveland's "Chief Wahoo," American Indians are once again reminded that the majority population of this country still considers it politically and morally acceptable to denigrate and commercialize American Indian people, their culture, and their spiritual beliefs and practices.

The Trust requests, therefore, that this resolution be included in the proxy statement for a vote at the next shareholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our proof of ownership of common stock in Federated Department Stores, Inc. is included here. The Trust has held stock in Federated Department Stores, Inc. for over twelve months and intends to retain the requisite number of shares through the date of the Annual Meeting. We will be represented at this meeting.

Thank you for attending to this matter.

Respectfully,
(Rev.) Gordon Judd, CSB
Director, Corporate Responsibility, Sisters of Mercy Regional Community of Detroit

OFFENSIVE USE OF AMERICAN INDIAN IMAGERY

Whereas,

There are approximately 300 million indigenous people living around the world and about 500 tribes in the United States. Many of these tribes are represented in major American Indian professional organizations and institutions such as the National Congress of American Indians, Society of Indian Psychologists, National Indian Education Association, Native American Bar Association and the Native American Journalist Association.

These organizations have publicly denounced the use of stereotypical American Indian images, names and symbols as offensive and/or sacrilegious to the American Indian community. These images are used without consideration for, consultation with, or authorization by American Indian leaders, institutions, or the community. The Vice-president of NCAI, W. Ron Allen states these images are a "national insult." The Society of Indian Psychologists believes they create "an unwelcome environment for Indians and contributes to the mis- education of all members of the community."

Over 600 academic institutions have eliminated stereotypical images, including the nation's two largest school districts, Dallas and Los Angeles. On April 5, 2001 the New York State Commissioner of Education Dr. Richard Mills recommended all New York State schools end use of American Indian mascots. The nation's largest teacher organization, the National Education Association, has addressed this issue by adopting several resolutions against using "prejudicial terms and symbols."

*12 The Glass Ceiling Commission's report, "Barriers To Workplace Advancement Experienced by Native Americans" by American Indian scholars concludes, "stereotypes and negative tags" have a negative impact on American Indians in the workplace environment.

In 1999 the United States Patent and Trademark Office and the Utah Supreme Court ruled that "Redskins" is a derogatory term toward American Indian people.

On April 16, 2001 the United State Commission on Civil Rights adopted a resolution that all federal funds be withheld from institutions using stereotypical images.

The United States Census Bureau's promotional campaign established a policy """not to feature teams that use American Indian or Alaska Native related names or images."

The states of Nebraska, Maryland and Oklahoma Commissions of Indian Affairs and the Michigan State Civil Rights Commission have adopted resolutions against the use of stereotypes of American Indians.

The American Jewish Committee, United Church of Christ, Episcopal Church, United Methodist Church, NAACP, Rainbow/PUSH Coalition and the Hispanic, Asian-American and African American journalist associations have adopted resolutions against the use of offensive images of American Indians.

Fortune 500 corporations have also discontinued their association with offensive imagery, including Anheuser-Busch, Philip Morris, A&P, Coca-Cola, Denny's, Fortune Brands, GTE and Miller Brewing.

Therefore be it resolved the shareholders request a report within four months of the annual meeting addressing:

The company's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, adverting, endorsements, sponsorships and promotions;

A review of the company's workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management;

And the company's effort to reach out to the American Indian leadership and community on these issues.

ENCLOSURE

October 29, 2001

REV. GORDON JUDD, CSB

COORDINATOR, CORPORATE RESPONSIBILITY
SISTERS OF MERCY REGIONAL COMMUNITY OF DETROIT
2900 ELEVEN MILE ROAD
FARMINGTON HILLS, MI 48336
Re: Charitable Trust of the Sisters of Mercy Regional Community of Detroit Beneficial Ownership of
Federated Department Stores Inc.

Dear Rev. Judd:
This letter will certify that Bankers Trust Company, as Custodian, currently holds for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 4,500.000 shares of Federated Department Stores Inc. Common Stock as of September 30, 2001.
Further, please note that Bankers Trust Company has continuously held at least $2,500 in market value of Federated Department Stores Inc. Common Stock on behalf of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit, since or before November 1, 2000.
***13** If you have any questions concerning this matter, please do not hesitate to contact me.

Sincerely,
Jacqueline Gangi
Assistant Vice President

LETTER TO SEC

March 22, 2002

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Federated Department Stores, Inc. Supplemental Information concerning The Charitable Trust of the Sisters of Mercy Regional Community of Detroit Stockholder Proposal

Dear Ladies and Gentlemen:
Reference is made to that certain letter, dated January 25, 2002 (the "January Letter"), filed by the undersigned with the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (as amended, the "1934 Act"), on behalf of Federated Department Stores, Inc., a Delaware corporation (the "Company"), in which the undersigned requested that the staff members of the Commission's Division of Corporate Finance (the "Staff") not recommend any enforcement action if the Company omits from its proxy materials relating to its 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") that certain stockholder proposal, attached as Exhibit A hereto (together with its supporting statement, the """Proposal"), submitted by (Rev.) Gordon Judd, CSB, Director of Corporate Responsibility on behalf of The Charitable Trust of the Sisters of Mercy

Regional Community of Detroit.

In light of information recently received by the Company and described herein, the Company hereby encloses six copies of this letter, which is intended to supplement the information contained in the January Letter. A copy of this letter also is being sent to The Charitable Trust of the Sisters of Mercy Regional Community of Detroit.

A. Background.

As more fully described in the January Letter, the Proposal requires the Company to prepare a report, within four months of the 2002 Annual Meeting, which addresses, among other things, "...the Company's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions" (this portion of the Proposal being referred to in the January Letter and herein as "Part I" of the Proposal).

In the January Letter, the Company, among other things, stated its belief, and provided substantial underlying support for its belief, that Part I is excludable pursuant to Rule 14a-8(i)(7) (i.e., Management Functions) because Part I deals with a matter relating to the Company's ordinary business operations. As you know, the Staff has routinely determined that stockholder proposals involving the selection of retail products relate to ordinary business operations and may be excluded under Rule 14a-8(i)(7). In its January Letter, the Company articulated its continuing belief that Part I effectively permits the Company's stockholders to "micro-manage" the selection of the kinds of products that the Company carries in its retail department stores. As you know, the Company believes that the selection of its retail products is a matter which relates exclusively to the Company's ordinary business operations. Accordingly, the Company proffered Rule 14a-8(i)(7) as one of several alternative substantive bases under which the Company believes Part I may be excluded.

B. Supplemental Information.

***14** On March 21, 2002, the Company became aware of the Staff's determination in Tootsie Roll Industries, Inc. (January 31, 2002). In Tootsie Roll Industries, Inc., the Staff determined that there was some basis for the registrant's view that the registrant could exclude the contested stockholder proposal under Rule 14a-8(i)(7) as relating to the registrant's ordinary business operations. A copy of Tootsie Roll Industries, Inc. is attached as Exhibit B hereto.

The registrant in Tootsie Roll Industries, Inc. received a stockholder proposal (the "Tootsie Roll Proposal"), which the Company believes is substantively identical to Part I. The most significant difference in the Tootsie Roll Proposal and Part I is as follows:

. the Tootsie Roll Proposal requires that "Tootsie Roll immediately identify and disassociate from any offensive imagery to the American Indian community in product marketing, advertising, endorsements, sponsorships and promotions" (author emphasis added); whereas

. Part I requires "a report...addressing the [C]ompany's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions" (author emphasis added).

As discussed in the January Letter, the Staff does not typically distinguish a stockholder proposal that demands a special report on specific subject matter (i.e., identifying and disassociating from any offensive imagery to the American Indian community) from a stockholder proposal that demands that the registrant (or other individual or group) act on specific subject matter (i.e., identify and disassociate from any offensive imagery to the American Indian community). In fact, the Staff has indicated that it "...will consider whether the subject matter of the special report...involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a- 8(c)(7) [predecessor to Rule 14a-8(i)(7)]." Exchange Act Release 34-20091, P6 (August 16, 1983). [FN1]

FN1. The Staff continues to apply this analysis even in light of the 1998 Staff amendments to Rule 14a-8. See, e.g., K-Mart Corp. (February 24, 1999).

End of Footnote(s).

The Company believes that the arguments relating to Rule 14a-8(i)(7) asserted by the registrant in Tootsie Roll Industries, Inc. are directly applicable to and offer additional support for the Company's position that Part I is excludable from the Company's proxy materials relating to its 2002 Annual Meeting under Rule 14a-8(i)(7). Accordingly, the Company expressly incorporates herein by reference to Tootsie Roll Industries, Inc. (January 31, 2002) any and all supporting arguments, together with the underlying bases and support for such supporting arguments, relating to Rule 14a-8(i)(7) and asserted by the registrant in Tootsie Roll Industries, Inc.

C. Conclusion.

***15** The Company respectfully requests that the Staff consider the information, including, without limitation, the supporting arguments for the Company's position relating to Rule 14a-8(i)(7) expressly incorporated herein by reference, contained in this letter in evaluating the Company's January Letter requesting that the Staff not recommend any enforcement to the Commission if Part I is omitted from the Company's proxy materials relating to its 2002 Annual Meeting.

If you have any questions or desire any additional information relating to the foregoing, please do not hesitate to contact me at (513) 579-7560.

Sincerely,
Dennis J. Broderick
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT A

OFFENSIVE USE OF AMERICAN INDIAN IMAGERY

Whereas,

There are approximately 300 million indigenous people living around the world and about 500 tribes in the United States. Many of these tribes are represented in major American Indian professional organizations and institutions such as the National Congress of American Indians, Society of Indian Psychologists, National Indian Education Association, Native American Bar Association and the Native American Journalist Association.

These organizations have publicly denounced the use of stereotypical American Indian images, names and symbols as offensive and/or sacrilegious to the American Indian community. These images are used without consideration for, consultation with, or authorization by American Indian leaders, institutions, or the community. The Vice-president of NCAI, W. Ron Allen states these images are a "national insult." The Society of Indian Psychologists believes they create "an unwelcome environment for Indians and contributes to the mis- education of all members of the community."

Over 600 academic institutions have eliminated stereotypical images, including the nation's two largest school districts, Dallas and Los Angeles. On April 5, 2001 the New York State Commissioner of Education Dr. Richard Mills recommended all New York State schools end use of American Indian mascots. The nation's largest teacher organization, the National Education Association, has addressed this issue by adopting several resolutions against using "prejudicial terms and symbols."

The Glass Ceiling Commission's report, "Barriers To Workplace Advancement Experienced by Native Americans" by American Indian scholars concludes, """stereotypes and negative tags" have a negative impact on American Indians in the workplace environment.

In 1999 the United States Patent and Trademark Office and the Utah Supreme Court ruled that "Redskins" is a derogatory term toward American Indian people.

On April 16, 2001 the United State Commission on Civil Rights adopted a resolution that all federal funds be withheld from institutions using stereotypical images.

The United States Census Bureau's promotional campaign established a policy """not to feature teams that use American Indian or Alaska Native related names or images."

***16** The states of Nebraska, Maryland and Oklahoma Commissions of Indian Affairs and the Michigan State Civil Rights Commission have adopted resolutions against the use of stereotypes of American Indians.

The American Jewish Committee, United Church of Christ, Episcopal Church, United Methodist Church, NAACP, Rainbow/PUSH Coalition and the Hispanic, Asian-American and African American journalist associations have adopted resolutions against the use of offensive images of American Indians.

Fortune 500 corporations have also discontinued their association with offensive imagery, including Anheuser-Busch, Philip Morris, A&P, Coca-Cola, Denny's, Fortune Brands, GTE and Miller Brewing.

Therefore be it resolved the shareholders request a report within four months of the annual meeting addressing:

The company's efforts to identify and disassociate from any offensive imagery to the American Indian community in products, adverting, endorsements, sponsorships and promotions;

A review of the company's workplace environment including diversity training programs sensitive to American Indian culture offered to employees and management;

And the company's effort to reach out to the American Indian leadership and community on these issues.

EXHIBIT B

ENCLOSURE

January 31, 2002

GARY D. GERSTMAN
SIDLEY AUSTIN BROWN & WOOD
BANK ONE PLAZA
10 SOUTH DEARBORN STREET
CHICAGO, IL 60603
Re: Tootsie Roll Industries, Inc.
Incoming letter dated December 18, 2001

Dear Mr. Gerstman:
This is in response to your letters dated December 18, 2001 and January 8, 2002 concerning the shareholder proposal submitted to Tootsie Roll by Calvert Asset Management. We also have received a letter from the proponent dated December 28, 2001. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.
In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,
Martin P. Dunn
Associate Director (Legal)

ENCLOSURE

January 31, 2002

Re: Tootsie Roll Industries, Inc.
Incoming letter dated December 18, 2001
The proposal requests that Tootsie Roll "identify and disassociate from any offensive imagery to the American Indian community" in product marketing, advertising, endorsements, sponsorships, and promotions.
There appears to be some basis for your view that Tootsie Roll may exclude the proposal under rule 14a-8(i)(7) as relating to Tootsie Roll's ordinary business operations (i.e., the manner in which a company advertises its products). Accordingly, we will not recommend enforcement action to the Commission if Tootsie Roll omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

***17** Sincerely,

Keir Devon Gumbs
Special Counsel

ENCLOSURE

December 18, 2001

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Tootsie Roll Industries, Inc. 2002 Annual Meeting
Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Tootsie Roll Industries, Inc. (the """Company"), we hereby notify the Securities and Exchange Commission (the """Commission") of the Company's intention to omit from its proxy materials for its 2002 Annual Meeting of Shareholders a proposal, attached hereto as Exhibit A (the "Proposal"), dated November 27, 2001, submitted by Calvert Asset Management Company, Inc. (the "Proponent"). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from the proxy materials for the 2002 Annual Meeting of Shareholders.

The Company believes that the Proposal may be omitted from its proxy statement and form of proxy in accordance with Rule 14a-8(i)(7) under the Exchange Act and requests confirmation from the staff of the Division of Corporation Finance (the "Division") of the Commission that it will not recommend an enforcement action against the Company if it omits the Proposal.

The Company

The Company and its consolidated subsidiaries have been engaged in the manufacture and sale of candy for over 100 years. The majority of the Company's products are sold under the registered trademarks Tootsie Roll, Tootsie Roll Pops, Child's Play, Charms, Caramel Apple Pops, Blow-Pop, Blue Razz, Cellas, Mason Dots, Mason Crows, Junior Mint, Charleston Chew, Sugar Daddy, Sugar Babies, Andes and Fluffy Stuff. The Company's products are marketed in a variety of wrappers and packages and are advertised on television in major markets throughout the country.

The Proposal

The Proponent seeks a shareholder resolution that the Company "immediately identify and disassociate from any offensive imagery to the American Indian community in product marketing, adverting [sic], endorsements, sponsorships and promotions. This includes the removal of the 'Legend of the Indian Wrapper' from the company's website, as well as any America Indian [sic] caricatures in Tootsie products and wrappers."

The Proposal apparently refers to the Company's inclusion of an image depicting a boy dressed as an American Indian on its Tootsie Pop wrappers (see enclosed Tootsie Pop wrapper). In response to numerous favorable inquiries from its consumers and as part of its overall advertising campaign, the Company has from time to time posted a story relating to that image (the "Legend of the Indian Wrapper") on its website.

Rule 14a-8(i)(7)

***18** Pursuant to Rule 14a-8(i)(7), a company may exclude from its proxy statement a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission, the purpose of this rule is to "confine the resolution of ordinary business problems to management and the board of directors since it is impractical for shareholders to decide how to solve such problems." Release No. 34-40018 (May 26, 1998) at 5.

The Division has consistently found the "manner in which a company advertises its products" to fall within the ordinary business exception of Rule 14a-8(i)(7). See, e.g. Anheuser-Busch Companies, Inc. (January 21, 2000). In that instance, the Division granted no-action relief to Anheuser-Busch regarding a proposal that the company prepare a report describing its policies to use "only advertisements that do not offend the sexual sensibilities of heterosexual persons." Under Rule 14a-8(c)(7), the predecessor to Rule 14a-8(i)(7), the Division concurred with both RJR Nabisco Holdings Corp. (February 23, 1998) and PepsiCo, Inc. (February 23, 1998) that proposals requesting the preparation of a report regarding the "use of non-racist portrayals and designations" in advertisements were properly excluded from each company's proxy materials as relating to the ordinary business operations of such company. Similar to the Proposal, the goal of the shareholder proposals at issue in each of the letters cited above was to implement a policy regulating the content of a company's advertisements. The Division has regularly found such matters to be within the ordinary course of a company's business, and therefore excludable pursuant to Rule 14a-8(i)(7).

The Company takes its social responsibilities seriously; it takes pride in the fact that, in 2000, it was named one of the "100 Best Corporate Citizens" by Business Ethics magazine. The Company strongly opposes the use of racist or offensive portrayals in its advertising and product marketing. However, the Company believes that the issues raised in the Proposal are best addressed by management, rather than shareholders. The Company's products are marketed in many different wrappers, packages and advertising campaigns. Some of the images used in the Company's advertising (including the images on Tootsie Pop wrappers) have been used by the Company for over half a century; other images are changed on a seasonal basis. Decisions regarding which images will be used in the Company's advertising, packaging and promotion are at the center of the Company's ordinary business operations. To submit such decisions to shareholders is simply not practicable.

Therefore, consistent with the Division's positions in the letters cited above, as well as numerous other letters, the Company believes that it may properly omit the Proposal from its proxy materials for the 2002 Annual Meeting of Shareholders.

Conclusion

*19 We respectfully request that the Division indicate that it will not recommend action to the Commission if the Company omits the Proposal from its proxy statement for the reasons stated above.

If the Division is inclined to deny our request, please advise the undersigned by telephone at (312) 853-2060.

Very truly yours,
Gary D. Gerstman

ENCLOSURE

November 27, 2001

ELLEN R. GORDON
PRESIDENT AND COO
TOOTSIE ROLL INDUSTRIES, INC.
7401 SOUTH CICERO AVE.
CHICAGO, IL 60629

Dear Ms. Gordon:

Calvert Asset Management Company, Inc. ("CAMCO") provides investment advice for all mutual funds sponsored by Calvert Group, Ltd. Calvert's family of 15 socially responsible mutual fund portfolios represents over $2.3 billion in assets.

The Calvert Social Index Portfolio holds 103 shares of common stock in Tootsie Roll Industries Inc. as of close of business on November 13, 2001. This Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, approximately 100 of these shares, which equates to $3,927.39 in base market value, have been held for at least one year and the Fund intends to own shares in Tootsie Roll Industries Inc. through the date of the 2002 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. s 240.14a-8).

We appreciate the past conversations between you, Mr. Bowen, and Calvert representative Nikki Daruwala. In August, Mr. Bowen mentioned that the company had no intention to remove the caricature from the wrapper and that the company is considering if it should remove the "legend" from the website.

Calvert's socially responsible investment process is based on the belief that recognizing the importance of human dignity and caring for our natural environment are essential to the long-term health and well being of our increasingly interdependent world. Therefore, we believe that it is critical to consider not only financial information when making investment decisions, but also to analyze the social responsibility of a company in terms of workplace and environmental programs, and any impact on indigenous people, human rights, community relations, and product quality.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Senior Social Research Analyst Nikki Daruwala at (301) 657-7061, fax (301) 654-2960, or email: nikki.daruwala@calvert.com. We appreciate your attention to this matter and look forward to working with you.

Sincerely,
Reno Martini
Senior VP and Chief Investment Officer

Offensive use of American Indian Imagery at Tootsie Roll

Whereas:

***20** There are approximately 300 million indigenous people living around the world and about 500 tribes in the United States. Many of these tribes are represented in major American Indian professional organizations and institutions such as the National Congress of American Indians, National Indian Education Association, Native American Bar Association and the Native American Journalist Association. These organizations have publicly denounced the use of stereotypical American Indian images, names and symbols as offensive to the American Indian community.

Over 600 academic institutions have eliminated stereotypical images, including the nation's two largest school districts, Dallas and Los Angeles. On April 5, 2001 the New York State Commissioner of Education Dr. Richard Mills recommended all New York State schools end use of American Indian mascots.

The Glass Ceiling Commission's report, "Barriers To Workplace Advancement Experienced by Native Americans" by American Indian scholars concludes, """stereotypes and negative tags" have a negative impact on American Indians in the workplace environment.

In 1999 the United States Patent and Trademark Office and the Utah Supreme Court ruled that "Redskins" is a derogatory term toward American Indian people. In 2001, the D.C. City Council passed a resolution to change the Washington """Redskins" name.

On April 16, 2001 the United State Commission on Civil Rights adopted a resolution that all federal funds be withheld from institutions using stereotypical images.

The United States Census Bureau's promotional campaign established a policy """not to feature teams that use American Indian or Alaska Native related names or images."

The states of Nebraska, Maryland and Oklahoma Commissions of Indian Affairs and the Michigan State Civil Rights Commission have adopted resolutions against the use of stereotypes of American Indians.

The American Jewish Committee, United Church of Christ, Episcopal Church, United Methodist Church, NAACP, Rainbow/PUSH Coalition and the Hispanio, Asian-American and African American journalist associations have adopted resolutions against the use of offensive images of American Indians.

Fortune 500 corporations have also discontinued their association with offensive imagery, including Anheuser-Busch, Philip Morris, A&P, Coca-Cola, Denny's, Fortune Brands, GTE and Miller Brewing.

Resolved:

Shareholders request that Tootsie Roll immediately identify and disassociate from any offensive imagery to the American Indian community in product marketing, adverting, endorsements, sponsorships and promotions. This includes the removal of the "Legend of the Indian Wrapper" from the company's website, as well as any America Indian caricatures in Tootsie products and wrappers.

ENCLOSURE

November 13, 2001

CALVERT GROUP, LTD.
FUND ADMINISTRATION
4550 MONTGOMERY AVENUE, SUITE 1000N
***21** BETHESDA, MD 20814

To Whom It May Concern:
This letter is to confirm that as of November 9, 2001, each Calvert Fund listed below held the indicated amount of shares of the stock of Tootsie Roll Industries Incorporated (Cusip number 890516107). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 11/09/01	Shares Held for 1 Year
D872	Calvert Social Index Portfolio	103	100

Please feel free to contact me if you need any further information.

Sincerely,
Joseph M. Arruda
Vice President

ENCLOSURE

December 28, 2001

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Response to the No-Action Request by Tootsie Roll Industries, Inc.

Ladies and Gentlemen:

I am writing on behalf of the Calvert Social Index Fund, Inc. (the "Fund"), as Assistant Secretary to the Fund, concerning its submission of a shareholder resolution to Tootsie Roll Industries, Inc. (hereafter "Tootsie Roll") on November 27, 2001 ("Calvert" or "Proponent").

On December 18, 2001, Tootsie Roll wrote the Securities and Exchange Commission Division of Corporation Finance (the "Division") seeking a statement that it will not recommend enforcement action if Tootsie Roll excludes the shareholder proposal submitted to it by Calvert from its proxy materials for its 2002 Annual Meeting of the Stockholders.

In its request, Tootsie Roll states that it intends to omit the proposal pursuant to 14a-8(c)(7) as a "matter relating to the company's ordinary business operations." Specifically, Tootsie Roll refers to the substance of the proposal, which seeks the company to disassociate itself from any offensive imagery to the American Indian community, as pertaining to the "manner in which a company advertises its products."

The Proponent disagrees. Clearly, the shareholder resolution touches on significant policy issues, which extend beyond the parameters of ordinary business. This matter is an issue that demands shareholder action, being an issue that the Fund's own shareholders have supported with the adoption of a comprehensive policy statement on Indigenous Peoples' Rights (See attached); a stance that is strengthened by the recognition that this issue has great importance to the general investing public, evidenced by the District of Columbia City Council's recent passing of two emergency resolutions requesting the "Washington Redskins" to change their name, and a "statutorily required" public hearing held July 1999 to discuss the intellectual property rights of Native Americans convened by the U.S. Patent and Trademark Office ("USPTO"), at which Calvert testified (See attached transcript of Calvert's testimony and related USPTO press release).

***22** Accordingly, I argue that the shareholder resolution should not be excluded from the Company's 2002 Annual Meeting of Shareholders. Please feel free to contact me at (301) 951-4858 to further discuss the arguments proffered herein.

Very truly yours,
Ivy Wafford Duke
Associate General Counsel

OFFICIAL INSIGNIA OF NATIVE AMERICAN TRIBES COMMENTS BY NIKKI DARUWALA, CALVERT GROUP, BEFORE THE U.S. PATENT AND TRADEMARK OFFICE JULY 15, 1999.

Good morning. My name is Nikki Daruwala. I represent the Calvert Group, a leading socially responsible investment firm located in Bethesda, Maryland. Calvert's responsible investment practices are based on the belief that caring for our natural environment and recognizing the importance of human dignity are essential to the long-term health and well-being of our increasingly interdependent world.

We express our thanks to the Commissioner and Staff of the U.S. Patent and Trademark Office for the opportunity to provide our comments in response to the statutorily required study of Public Law 105-330 surrounding trademark protection for the official insignia of federally or state recognized Native

American tribes. We would like to address issue number four as stated in the Federal Register Notice, June 3, 1999, Volume 64, Number 106, "Impact of Prohibition on Federal Registration and New Uses of Official Insignia."

It is our understanding that the Patent and Trademark Office does not currently protect Native American tribal insignia, including names and logos. It is our belief that this lack of legal protection has resulted in tremendous harm to the Native American community and to American society as a whole. The manipulation and the blatant misuse of Native American imagery is visible on a daily basis within our society. This includes, the use of "Crazy Horse" label apparel, the Washington "Redskins" football team, and the "Indians" and "Chief Wahoo" of the Cleveland baseball franchise. These logos and the negative images associated with their use are marketing ploys used by corporations and the sporting industry to promote and sustain racism within society. Contrary to corporate and industry belief, these images in no way promote or honor the Indian community.

Calvert Group supports the promotion of positive portrayals of all individuals and ethnic groups. Furthermore, we actively support the rights of Native Americans to influence and control traditional cultural and religious symbols. We object to the use of mascots, logos, symbols, and other tribal insignia that portray Native Americans in a negative light and promote racism and bigotry within society. Despite repeated public opposition by numerous reputable Native American organizations such as the National Congress of American Indians and the National Coalition on Racism in Sports and Media, the unauthorized use of Native American imagery, logos, symbols, and mascots remains prominent. It is Calvert's firm belief that public awareness and education are critical to the advancement of fair and accurate portrayals of Native Americans, their cultures, histories and traditions.

***23** We believe that the Patent and Trademark Office has an important role to play in this effort. The government agency's business statement as stated in Article 1, Section 8 of the U.S. Constitution is as follows: "... For over 200 years, the basic role of the Patent

??(missing pages)??

ENCLOSURE

August 29, 2001

USPTO ESTABLISHES DATABASE OF OFFICIAL INSIGNIA OF NATIVE AMERICAN TRIBES

The Department of Commerce's United States Patent and Trademark Office (USPTO) announced today the establishment of a database to record the official insignia of federally and state-recognized Native American tribes. The USPTO will begin accepting requests on August 31, 2001.

The database, recommended in a report required by the Trademark Law Treaty Implementation Act, will have the agency in reviewing trademark applications. This database is available at the USPTO's web site, as past USPTO's internationally accessible Trademark Electronic Search System (TESS), at www.uspto.gov/main/trademarks.htm.

The database of official insignia of Native American tribes will be included, for informational purposes, the USPTO's database of material that is not registered but is searched to make determinations regarding registrability of marks. Inclusion of official insignia in this database will ensure that an examining attorney is searching a mark that is confusingly similar to an official insignia will find and consider the official in,before making a determination of registrability. The USPTO will use recorded official insignia as evident what a federally or state-recognized tribe considers to be its official insignia.

"We asked ourselves 'What changes can the USPTO make to better protect the rights of Native Americans preserve the integrity of each tribal nation?' What better way than by using our trademark database to give wide publicity to the official insignia notified by the tribal nations themselves?" said Commissioner for the Trademarks, Anne Chasser.

USPTO administers patent and trademark laws protecting intellectual property and rewarding individuals. Intellectual property is a potent force in the competitive free enterprise system. By protecting intellectual endeavors and encouraging technological progress, USPTO seeks to preserve the United States' technology edge, which is a key to our current and future competitiveness. USPTO also disseminates patent and trade information that promotes an understanding of intellectual property protection and facilitates the developed and sharing of new technologies worldwide.

Over 6 million patents have been issued since the first patent in 1790 and more than 2.3 million trademarks been registered since the first in 1870. Last year USPTO issued 182,223 patents and registered 127,794?? trademarks.

??(missing page 2)??

Indigenous Peoples' Rights

Introduction

There are approximately 300 million indigenous people living in more than 70 countries around the world. There are indigenous people living in the Americas, Asia, Africa, Australia and the South Pacific, and some parts of Europe as well. Over the years, the basic human rights and fundamental freedoms of indigenous peoples continue to be violated. They are experiencing ongoing oppression and social and economic injustice on a massive scale. Indigenous people have also been exploited because they are seldom represented in the political participation process.

***24** All over the world, the rights and survival of indigenous peoples are under attack. Indigenous peoples often live in areas that contain some of the world's last untapped natural resources. With the rapid expansion of globalization, these areas are increasingly under assault. Because of our strong commitment to protecting human beings all over the planet, we are actively working toward the rights and survival of indigenous people worldwide.

Indigenous peoples have long lived in harmony and balance with nature, reflecting a personal and spiritual connection to all human beings, plants and animals. They have made an invaluable contribution in the technology of stewardship. For example, environmental conservation is closely connected to the rights of indigenous peoples, as they have long been the protectors of this Earth. Indigenous peoples inhabit and can ensure the conservation of critical and sensitive habitats and species. Therefore, lessons learned from indigenous peoples and their cultures could be a vital force to humanizing capitalism and helping us ensure the survivability of all of our planet. In addition, we believe that their culture of harmony can offer us valuable guidance in living our own lives. They are an integral part of our humanity. Therefore, Calvert is determined to support the rights of indigenous people.

There are many definitions of indigenous peoples. The United Nations working definition of indigenous people is as follows:

"...those people having an historical continuity with pre-invasion and pre-colonial societies, consider themselves distinct from other sectors of the societies now prevailing in those territories or parts of them. They form at present non-dominant sectors of society and are determined to preserve, develop and transmit to future generations, their ancestral territories, and their ethnic identity, as the basis of their continued existence as peoples in accordance with their own cultural patterns, social institutions, and legal systems."

Article 1 of the International Labor Organization's (ILO) Convention Concerning Indigenous and Tribal Peoples in Independent Countries (Convention 169) has defined tribal and indigenous peoples as:

. Tribal peoples in independent countries whose social, cultural, and economic conditions distinguish them from other sections of the national community, and whose status is regulated by their own customs or traditions or by special laws or regulations;

. Peoples in independent countries who are regarded as indigenous on account of their descent from the populations which inhabited the country, or by geographic region to which the country belongs, at the time of the conquest or colonisation or the establishment of present state boundaries and who, irrespective of their legal status retain some or all of their own social, economic, cultural and political institutions.

. Self-identification as indigenous or tribal shall be regarded as a fundamental criterion for determining the groups to which the provisions of this Convention apply.

***25** Calvert is concerned that, due to discrimination and the forced expropriation of their land and

??(missing page 2)??

. Contribute to community-driven development and environmental management plans.

. Hold ongoing consultations and meetings with indigenous communities and leaders in their area of operations.

. Respect self-determination and secure prior informed consent in any transaction including involving the acquisition and use of indigenous peoples' property, as well as intellectual property; provide mutually agreed upon restitution and/or compensation for any property used or acquired from indigenous peoples.

In addition, Calvert is concerned about the use of images which promote racial, cultural or religious stereotyping of indigenous peoples for commercial purposes. This is particularly evident in the United States by companies that appropriate American Indian imagery in the advertising and marketing of their products. Calvert will obtain input from American Indian leaders and representatives and will engage in active dialogue with companies that manufacture and/or market products with offensive labels and logos. We will encourage companies we invest in to adopt and implement the following goals. As a first step, we encourage management to meet with American Indian leaders, religious and social shareholders to dialogue on the issue of culturally offensive or negative images. We also encourage management to:

. Develop a corporate or institution-wide policy on the discontinuation of products and advertisements associated with negative or stereotypical images of American Indians.

. Develop and participate in American Indian Diversity Training Programs.

. Inform corporate shareholders through annual reports, annual meetings, and diversity reports about the company's policy on negative or stereotypical images.

. Support public educational programs on the elimination of negative or culturally offensive images.

. Communicate to the Commissioners of professional sports teams that the company and/or university has been contacted by American Indian representatives, religious, and social investors concerned about the company's association with products misusing American Indian names, images, logos and religious items.

How we conduct our analysis

Calvert was the first social investment company in the United States to develop a stand-alone policy and social investment screen on indigenous peoples' rights. As with our other screens we gather information on the company's practices towards indigenous peoples through press reports, interviews with management and company documents, through international periodicals covering indigenous peoples (such as Cultural Survival) and working with advocacy organizations, such as American Indian Coalltion on Institutional Accountability or First Nations Development Institute/First People's Worldwide.

We also attempt to gain a better understanding of industries that tend to have a direct impact on indigenous peoples. These industries include the oil and gas, forest products/natural resources extraction and biotechnology/pharmaceuticals.

***26** Oil/Natural Gas Companies - Oil and natural gas companies can have a great impact on indigenous communities. Exploration is often conducted either on or near indigenous land and leads to a number of violations including, pollution; operations on native lands without the informed consent or permission of indigenous community; and forced relocation. Often, these companies do not share the profits from these operations with the indigenous community.

Natural Resource Extraction - i.e. Mining, Forest Products/Paper Companies/ Timber Sourcing - These industries directly impact indigenous communities since they affect a key resource - land. These companies may mine for gold and other metals on the land of indigenous peoples or source for timber, including rainforest timber, on indigenous land. There are also issues of pollution, as well as destruction of habitat, ancestral land, and other property. The destruction of forest resources can also seriously impact the religion and culture of many native peoples.

Pharmaceutical Companies - Pharmaceutical companies impact indigenous communities. Typically, biological resources are extracted in developing countries by private enterprises from

??(missing page 4)??

half-day networking and strategy roundtable discussion on the use of negative images surrounding Native Americans. The meeting brought together leaders in the

Native American community and others working on the issue of negative images. We also provided testimony at a public hearing at the US Patent and Trademark Office (PTO). The Agency was seeking public opinion for regulations on the corporate and sports use of Native American tribe insignia. Calvert continues to work closely with First Nations Development Institute/First Peoples Worldwide to address challenges facing indigenous peoples all over the world today. Calvert also commissioned a White Paper on The World's Indigenous Peoples.
3750 (12/01)

Important Legal Information

Calvert's Privacy Statement

Calvert mutual funds are underwritten and distributed by Calvert Distributors Inc., member NASD, a subsidiary of Calvert Group, Ltd.

4550 Montgomery Avenue

Bethesda, Maryland 20814

1-800-368-2748

customerservice@calvert.com

ENCLOSURE

January 8, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Tootsie Roll Industries, Inc. 2002 Annual Meeting
Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

On behalf of Tootsie Roll Industries, Inc. (the "Company"), I am writing in response to the letter dated December 28, 2001 from Calvert Asset Management Company, Inc. (the "Proponent") to the Securities and Exchange Commission (the """Commission").

The Company appreciates the Proponent's concerns; however, it continues to believe that the matters addressed in the Proponent's proposal fall within the ordinary course of the Company's business operations. The Company does not believe that its marketing or promotional activities contain offensive imagery. Even assuming that they did, however, as noted in my letter dated December 18, 2001, the Company believes that the Commission has addressed this issue in its letters to RJR Nabisco Holdings Corp. (February 23, 1998) and PepsiCo, Inc.

(February 23, 1998). Each of these letters found proposals advocating the use of only "non-racist portrayals and designations" in advertisements to be excludable because such issues fell within the ordinary course of a company's business operations. In its letter, the Proponent does not distinguish its proposal from the ones at issue in the RJR Nabisco and PepsiCo letters. The Commission did not find those proposals to raise significant policy concerns. Accordingly, we request that the Commission maintain its consistent position and not recommend that any enforcement action be taken if the Company excludes the Proponent's proposal from the proxy materials for its 2002 Annual Meeting of Shareholders.
***27** Please call me at (312) 853-2060 if you require additional information or wish to discuss this submission further. In accordance with Rule 14a-8(j) six copies of this letter are enclosed and a copy has been sent to the Proponent.

Very truly yours,
Gary D. Gerstman

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 27, 2002

Publicly Available March 27, 2002

Re: Federated Department Stores, Inc.
Incoming letter dated January 25, 2002

The proposal requests Federated Department Stores to prepare a report to """identify and disassociate from any offensive imagery to the American Indian community" in products, advertising, endorsements, sponsorships and promotions.

There appears to be some basis for your view that Federated Department Stores may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., sale of a particular product). Accordingly, we will not recommend enforcement action to the Commission if Federated Department Stores omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Federated Department Stores relies.

Sincerely,

Jennifer Gurzenski
Attorney Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2002 WL 975596 (S.E.C. No - Action Letter)
END OF DOCUMENT

Citation | Search Result | Rank(R) 4 of 4 | Database
1992 WL 64258 | | | FSEC-NAL

(Cite as: 1992 WL 64258 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

*1 The **Kroger Company**
Publicly Available March 23, **1992**

LETTER TO SEC

January 14, **1992**

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Division of Corporate Finance

Omission of Shareholder Proposal from Proxy

Ladies and Gentlemen:

On behalf of The Kroger Co. (the "Company" or "Kroger"), enclosed for filing, pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, are the following:

1. Six copies of a proposal and supporting statement (the "Proposal") of the Sisters of Saint Francis of Philadelphia (the "Proponents"), shareholders of the Company; and
2. Six copies of this letter.

Kroger intends to omit the Proposal from the Company's proxy materials for it's 1992 Annual Meeting of Shareholders scheduled to be held on May 21, 1992. The Company respectfully requests confirmation that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission" or "SEC") will not recommend any enforcement action if, in relying on certain provisions of Rule 14a-8, Kroger so excludes the Proposal.

On or about November 23, 1991, the Company received a letter from the Proponents which stated that the Proponents are the owners of 11,000 shares of the common stock of the Company. The letter requested that the Company include in its proxy materials for its 1992 Annual Meeting of Shareholders a proposal relating to food irradiation. Six copies of this letter are also enclosed.

The Proposal would require the Company to develop and publish a report concerning its present and future plans for the purchase, use, and sale of irradiated foods and food ingredients. The Company believes the Proposal may properly be omitted on any one of the following grounds:

Rule 14a-8(c)(1)

Rule 14a-8(c)(1) permits the omission of a shareholder proposal that is, "under the laws of the registrant's domicile, not a proper subject for action by security holders."

Kroger is a corporation organized under the laws of the State of Ohio. Section 1701.59(A) of the Ohio Revised Code provides that "... all of the authority of a corporation shall be exercised by or under the direction of its directors...." This statute gives the Board of Directors the exclusive authority and discretion to manage the business and affairs of the Company which would include the authority to determine what products should be sold in Kroger's food stores and what suppliers and products should be selected by Kroger in its day-to-day business. Neither the Articles of Incorporation or the Regulations of the Company provide for shareholder action on the matters contained in the Proposal.

"No rule is better established than that the corporation's authority, the conduct of its affairs, and the control of its property are in the hands of and exercised by its board of directors.... Thus, it has been said that a corporation can act only by its board of directors; and, again, that the board of directors is the governing body of the corporation; or that, prima facie, the control and exercise of the corporate authority rests with the board of directors...." Business Relationships, 11 O.Jur.3d 634-35; See also the cases cited therein.

*2 Therefore, the Proposal would not be a proper subject for action by shareholders under Ohio law.

Furthermore, the Company has informed the Proponents by letter dated November 12, 1991, a copy of which is enclosed with this letter, and again by telephone on December 10 and December 19, 1991, that the Company does not offer irradiated food products for sale in its stores. The Company has also offered to update the Proponents if this situation changes.

Rule 14a-8(c)(3)

Rule 14a-8(c)(3) states that a shareholder proposal may be omitted from a Company's proxy statement if it is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials.

The Proposal is misleading as it implies that radiation-exposed food is unwholesome despite the existing irradiation regulations adopted by the U.S. Food and Drug Administration ("FDA") in April 1986. Although the Proposal notes this position of the FDA, it goes on to say, without reference or citation of any "consumer group" or member of the "scientific community", that these persons have a "growing concern" in this area. Such overreaching statements without any supporting materials may very well mislead the reader.

As stated above, the Company does not offer such products for sale in its stores, and the Proposal may cause the reader to believe that such items are sold by the Company. Furthermore, the Proposal implies that a consumer can unknowingly purchase an irradiated food product. As part of the FDA regulations, any such product must display a symbol indicating the use of such a process.

Rule 14a-8(c)(7)

Rule 14a-8(c)(7) provides that a shareholder proposal may be omitted if it deals with matters relating to the conduct of ordinary business operations of the Company. Kroger is primarily engaged in the retail food business. The Company also manufactures and processes food for sale by its supermarkets and other unrelated parties. The Company's selection of suppliers and products for its stores and ingredients for its processed foods is part of the daily conduct of its business. In Release No. 34-12999, the SEC stated that this Rule would allow omission of shareholder "proposals [which] involve business matters that are mundane in nature and do not involve any substantial policy or other considerations."

The Proposal requests that the Board of Directors develop and publish a report containing five specific declarations regarding the irradiation of food and purchase of irradiated food ingredients. While the resolution is framed as a request, the specific declarations and report requested involve matters of ordinary business. However, in Release No. 34-20091, August 16, 1983, an interpretative change was noted to avoid the elevation of form over substance and the SEC determined that if "the subject matter of the special report [requested] ... involves a matter of ordinary business, ... the proposal will be excludable under Rule 14a-8(c)(7)."

*3 The Proposal, insofar as it relates to the sale of food and food products, the selection and purchase of raw materials and ingredients for the Company's products, as well as the source of supplies used by the Company in its retail and manufacturing operations, is clearly a matter of ordinary business and, therefore, may be omitted under Rule 14a-8(c)(7). As stated above, the management of the business and affairs of the Company is reserved to the Board of Directors under Section 1701.59(A) of the Ohio Revised Code.

On January 16, 1990, the Division of Corporation Finance concluded that a proposal submitted to Bordon, Inc., which was substantially similar to the Proposal, was a matter relating to the Company's ordinary business operations, and, therefore, could be omitted from Bordon's proxy statement. See also Archer Daniels Midland Company, August 20, 1990; Ralston Purina Company, October 27, 1989; The Quaker Oats Company, September 7, 1989; and H.J. Heinz Company; June 5, 1989. In each of these cases, the proponent agreed to withdraw a proposal very similar to the Proposal.

Rule 14a-8(c)(10)

Rule 14a-8(c)(10) states that a shareholder proposal may be omitted if "the proposal has been rendered moot". The SEC stated that the test for mootness is whether the proposal has been "substantially implemented by the issuer." SEC Release No. 34-20091.

The Proposal attempts to prevent the irradiation of food products and the use of irradiated ingredients. The Company currently does not engage in irradiation of any of its products. As the Company does not engage in the conduct contemplated by the Proposal, has practices which substantially implement the actions requested by the Proponents, and has so informed the Proponents as set forth above, the Proposal should be considered moot within the meaning of Rule 14-8(c)(10).

Based on the above, the Company respectfully requests that the Division not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's 1992 proxy materials.

We are sending the Proponents a copy of this letter, thus confirming the Company's earlier telephone conversations with the Proponents in which the Proponents were advised of the Company's intention to exclude the Proposal from the proxy materials for Kroger's 1992 annual meeting.

If the Commission should not agree with Kroger's grounds for omission stated in the letter, Kroger reserves the right to submit further argument under Rule 14(a)-8. Any questions or comments on this letter may be directed to the undersigned or Paul W. Heldman, Vice President and General Counsel.

Please acknowledge this filing by date stamping the enclosed extra copy of this letter and returning it to me in the enclosed stamped, self-addressed envelope. Thank you.

Very truly yours,
Norma Skoog
THE KROGER CO.
1014 Vine Street
Cincinnati, Ohio 45202-1100
(513)762-1482

ENCLOSURE

November 20, 1991

*4 Joseph A. Pichler
The **Kroger Company**
P.O. Box 1199
Cincinnati, Ohio 45201-1199

Dear Mr. Pichler:

I represent the Sisters of St. Francis of Philadelphia, beneficial owner of 11,000 shares of common stock.

I appreciate the response of Judy Taylor-Ball to my letter of October 31 concerning our company's position on the use of food irradiation. I am aware of the background information she provided and am glad to learn that Kroger neither utilizes the process nor, to date, sells irradiated food products.

However, given scientific data and consumer concern, we urge our company to develop a report containing plans for future use of the food irradiation process and foods as well as purchase and sale of irradiated food and food ingredients.

Toward this end it is our intent to submit for consideration and action by the shareholders at the next Annual Meeting, and for inclusion in the proxy statement, the enclosed shareholder proposal on food irradiation as required by Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Proof of ownership is enclosed.

Sincerely,
S. Marie Lucey, osf
Coordinator of Corporate Responsibility

ENCLOSURE

THE **KROGER COMPANY**

RESOLUTION ON FOOD IRRADIATION

WHEREAS

food irradiation is a treatment of foods with ionizing radiation in order to control parasites, bacteria and insects that may "spoil" the foods. Some sources of radiation are gamma rays from radioactive isotopes of Cobalt-60 and/or Cesium-137.

WHEREAS

under the Federal Food, Drug and Cosmetic Act, food irradiation is considered a "food additive" and therefore under the approval and regulation of the Food and Drug Administration (FDA). The FDA approved irradiation of fresh fruits and vegetables, pork and spices on April 18, 1986, and poultry on May 1, 1990. In the United States, some herbs, spices, aromatic vegetable substances and vegetable seasonings are treated by irradiation.

WHEREAS

growing concern by consumer groups and the scientific community about the use of radiation exposed foods include:

1. the validity, consistency and significance of the research on which the approval of food irradiation is based.
2. the long term effects of ingesting radiation exposed foods because the process generates radiolytic products in the foods.
3. the safety of workers at irradiation facilities and of their communities.
4. concern that the promotion of radiation exposed foods will increase the transport of radioactive materials if radioactive sources are used.

WHEREAS

the States of Maine, New York and New Jersey have banned the process and sale of irradiated foods, with legislation pending in other states and cities.

WHEREAS

international support of radiation exposed foods is declining. Denmark repealed its approval to irradiate potatoes and Australia, New Zealand, West Germany and Sweden continue their ban of the process. The International Organization of Consumers Unions is opposed to any use of radiation exposed foods.

*5 THEREFORE BE IT RESOLVED that the shareholders request the Board to develop and publish a report, within a year of the 1992 Annual Meeting, which would include the following declarations of our company's present and/or future plans for:

1. the sale of any irradiated foods or food products.
2. the use of the food irradiation process by the company or any of its subsidiaries.
3. the use of radiation exposed foods in any of its preparations.
4. the purchase of any radiation exposed foods or food ingredients.
5. the steps that it takes to insure that its food suppliers comply with its plans with respect to the food irradiation process.

SUPPORTING STATEMENT

Many scientists and consumers groups are challenging the safety of this process. Dozens of publically owned and hundreds of privately owned food companies, restaurants and stores have stated that they do not irradiate foods or sell irradiated foods or foods that have been made with irradiated ingredients. Some of these companies include: A & P, Marks & Spencer and

Albertson's Supermarkets. In addition, 70% of the poultry industry has stated that they will not irradiate poultry. There is a lack of consumer support for the food irradiation process. Disclosure of the Company's present policy and practice is important to the shareholders and consumers. A vote "FOR" this resolution is a vote for the consumer's "right to know" and the integrity of the corporation.

SEC LETTER

March 23, **1992**

Publicly Available March 23, **1992**

RE: The **Kroger Company** (the "Company")
Incoming letter dated January 14, 1992

The proposal relates to a report on the Company's use of food irradiation processes as well as on the use and sales of irradiated food stuffs.

There appears to be some basis for your position that the proposal may be omitted pursuant to rule 14a-8(c)(7), since it appears to deal with a matter relating to the conduct of the Company's ordinary business operations (i.e., products and product lines retailed by the Company including the choice of processes and supplies used in the preparation of its products). Under the circumstances, this Division will not recommend enforcement action to the Commission if proposal is excluded from the Company's proxy materials. In considering our enforcement alternatives, we have not found it necessary to reach the other bases for omission upon which you rely.

Sincerely,

John C. Brousseau
Special Counsel

Securities and Exchange Commission (S.E.C.)
1992 WL 64258 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1 McDonald's Corporation**
Publicly Available March 24, **1992**

LETTER TO SEC

January 16, **1992**

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
RE: **McDonald's Corporation**--Shareholder Proposal

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) promulgated under Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), **McDonald's Corporation** (the "Company") herein gives notice of its intent to omit from its proxy statement and form of proxy (collectively, the "Proxy Materials") for its 1992 Annual Meeting a proposal submitted by David Weinberg (the "Proponent") by letter dated October 21, 1991.

In accordance with Rule 14a-8(d), enclosed are six copies of this letter with exhibits, Mr. Weinberg's proposal (the "Proposal"), and the opinion of Morris, Nichols, Arsht and Tunnell, special Delaware counsel to the Company, relating to matters of Delaware law where such are the basis for the reasons given by the Company for omission of the Proposal. We have also enclosed one copy of the no-action letters and releases cited herein, for your convenience.

We request the concurrence of the staff of the Division of Corporation Finance (the "Division" or the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons discussed below. The Company believes that the Proposal may properly be omitted from its Proxy Materials pursuant to paragraphs (c)(1) and (c)(7) of Rule 14a-8 of the General Rules and Regulations promulgated under the Exchange Act. The statement of reasons why omission of the proposal is proper is set forth below.

STATEMENT OF REASONS WHY OMISSION OF THE PROPOSAL IS PROPER

I. THE PROPOSAL MAY BE OMITTED FROM THE COMPANY'S PROXY STATEMENT PURSUANT TO RULE 14a-8(c)(1) BECAUSE IT IS NOT A PROPER SUBJECT FOR ACTION BY SECURITY HOLDERS.

Rule 14a-8(c)(1) permits a registrant to omit a shareholder proposal from its proxy statement "[i]f the proposal is, under the laws of the registrant's domicile, not a proper subject for action by security holders."

A note to paragraph (c)(1) provides as follows:

Note: Whether a proposal is a proper subject for action by security holders will depend on the applicable state law. Under certain states' laws, a proposal that mandates certain action by the registrant's board of directors may not be a proper subject matter for shareholder action, while a proposal recommending or requesting action of the board may be proper under such state law.

The Proposal mandates that the Company introduce specific food items, namely the McLean Deluxe sandwich and salads, and switch to using vegetable cooking oil in its international restaurants. As discussed below, ordinary business matters such as the selection and manufacture of products and the decision to market new products, as well as the delegation of these operational matters, are left, under Delaware law, to the Board of Directors. 8 Del.C. s 141(a).

*2 Many complex factors, to which the Company's shareholders do not have access, are considered when deciding to introduce a new product to a McDonald's restaurant menu in a given region or country. These factors include regional tastes, customer appeal, the ability to deliver a product which meets McDonald's strict standards for quality, equipment requirements, foreign trade restrictions and the ability of qualified food suppliers to supply the restaurants with ingredients meeting McDonald's strict specifications. Because each of these factors differs from market to market, menu item decisions are made jointly by McDonald's local operating entities and its corporate staff in its Oak Brook headquarters. Each of these local operating entities is managed by residents of the country in which the entity operates restaurants, and, the Company believes that these local managers are in the best position to assess and respond to the tastes and demands of their local customers. The Company tests various products and offers the expertise of its corporate staff to assist them in formulating a plan to introduce a new product in a foreign market.

The Proposal would substitute the shareholders' judgment concerning the selection of menu items for that of the Company and its local operations management. Therefore, the Proposal is not a proper subject for action by McDonald's shareholders under Delaware law and may be omitted from the Company's Proxy Materials under the authority of Rule 14a-8(c)(1).

II. THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY AND MAY THEREFORE PROPERLY BE OMITTED FROM THE COMPANY'S PROXY STATEMENT PURSUANT TO RULE 14a-8(c)(7).

Rule 14a-8(c)(7) permits omission of a proposal that deals with a matter relating to the conduct of the ordinary business operations of a company. Under Delaware law the management of the business and affairs of a corporation is committed to its board of directors. Section 141(a) of the Delaware General Corporation Law provides:

The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del.C. s 141(a). The purpose of the provision now denominated as paragraph (c)(7) of Rule 14a-8 has been explained by the Commission as follows: "The basic reason for this policy is that it is manifestly impractical in most cases for stockholders to decide management problems at corporate meetings." Hearing

Before a Subcommittee of the Committee on Banking and Currency, U.S. Senate, 85th Cong., 1st Sess., Part I at 118 (March 5, 1957).

As discussed in Section I above, many complex factors must be considered before an item is introduced to a McDonald's restaurant menu. By way of example, when the Company researched the use of vegetables for U.S. menus, it found that generally, vegetables have only a seven to ten day shelf life in a McDonald's restaurant. This fact alone presents a variety of problems, such as quality control, food preparation and handling, storage and supply, which must be solved before the product can be introduced.

***3** The Proponent requests that the Company introduce the McLean Deluxe sandwich and salads and use vegetable shortening in international outlets without the benefit of understanding the complexity of these decisions. (See explanation in Section I above.) Even after a product is introduced, it remains as a test product until such time as the Company determines that the quality of the product and its impact on incremental sales will allow it to become a standard menu item. Such considerations are clearly beyond the competence of the shareholders to direct in the context of the shareholder's meeting. To allow shareholders to dictate the Company's menu options throughout the world without a full understanding of the many considerations involved would substitute their opinion for the judgment of the Directors, who are in the best position to decide how best to develop and set the McDonald's menu. It is this judgment which is precisely the type which Rule 14a- 8(c)(7) is intended to address.

The Commission stated in Exchange Act Release No. 12999 (Nov. 22, 1976), "where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations," they may be omitted under Rule 14a-8(c)(7). In addition, the Division of Corporation Finance has on numerous occasions permitted issuers to omit proposals relating to product development and other matters of ordinary business. Specifically, in 1990 the Division permitted the Company to omit a proposal mandating the introduction of a specific type of food item--"a vegetarian entree whose means of production neither degrades the environment nor exploits other species"--to McDonald's restaurant menus. See **McDonald's Corporation** (Mar. 9, 1990). See also American Telephone & Telegraph Co. (Dec. 19, 1986) (product development); General Motors Corp., (Mar. 1, 1982) (product design and development). See also Chrysler Corp. (Mar. 3, 1988) (product research and development); Stewart Warner Corp. (Mar. 12, 1987) (reinvestment in production facilities, develop new products and increase the company workforce); Kimberly-Clark Corp. (Feb. 26, 1987) (maintaining or changing product lines); Walt Disney Productions (Nov. 19, 1984) (production and distribution of feature films); Bell Atlantic Corporation (Dec. 29, 1988) (determining procedures for placing long-distance telephone calls); General Motors Corporation (Mar. 10, 1989) (determining types of engines for the company's automobiles); NYNEX Corporation (Jan. 19, 1989) (determining the format of the Yellow Pages).

There is no provision in the Delaware General Corporation Law or in McDonald's Restated Certificate of Incorporation or its By-laws which authorizes the stockholders to take the type of action contemplated by the Proposal. Thus, the Proposal encroaches upon the responsibility and authority of the Board of Directors to manage the ordinary business affairs of McDonald's, which authority includes deciding how decisions should be made concerning the menu to be offered at McDonald's restaurants. Consequently, the Proposal may be omitted from

McDonald's Proxy Materials pursuant to Rule 14a-8(c)(7).

***4** By copy of this letter, including all Exhibits, the Company is contemporaneously notifying Mr. Weinberg of its intention to omit the Proposal from its Proxy Materials for the 1992 Annual Meeting of Shareholders.

The Company presently intends to file its definitive Proxy Material relating to such meeting with the Commission on or about April 10, 1992, and the Company respectfully requests that the Staff confirm its intention not to recommend enforcement action if the Proposal is excluded from its Proxy Materials on the basis of the reasons set forth herein.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal, the undersigned would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's Rule 14a-8(d) response. If you have any questions regarding any aspect of this request or if you need any additional information, please feel free to call me at (708)575-3373 or if I am not available, Patricia Lee at (708)575-3154.

Please acknowledge receipt of this letter by stamping the enclosed copy hereof and returning the same in the enclosed stamped, self-addressed envelope.

Very truly yours,
Gloria Santona
MCDONALD'S CORPORATION
McDonald's Plaza
Oak Brook, Illinois 60521

ENCLOSURE

January 16, **1992**

McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60521

Ladies and Gentlemen:

We have reviewed the "Statement of Reasons Why Omission of the Proposal Is Proper" (the "Statement") which we understand **McDonald's Corporation** proposes to submit to the Securities and Exchange Commission in connection with a stockholder proposal submitted to McDonald's by David Weinberg. This will advise you that we concur in the analysis of Delaware law set forth in the Statement.

We understand that you may wish to file a copy of this opinion with the Securities and Exchange Commission and we hereby consent to such filing.

Very truly yours,
Morris, Nichols, Arsht & Tunnell

ENCLOSURE

October 21, 1991

McDonald's Office Campus

Oak Brook, IL 60521
Attn: Annual Shareholders' Meeting

Dear Sirs or Mesdames:

I have been in touch with the office of Mr. James Cantalupo, president and CEO, International Division, on several occasions. This was to request introducing the new "McLean" burger, as well as the phasing out of beef-tallow- based oil used in the preparation of a substantial amount of the products marketed in various company outlets here in Japan.

After having written three letters, I finally received an answer in June of this year. At that time, Ms. Sharon L. Vuinovich, VP Investor Relations, wrote to inform me of what I already was aware of: that the Company has been successful worldwide because it is run as a local company. So far, so good. She went on to add that local tastes dictate serving certain products, for example, in Japan, corn soup, teriyaki burgers, and so on. While this may be true, it still does not address my question of why the McLean low-fat burger is not offered. I have never seen it test marketed here. As for items like salads, salad bars, etc., as you must surely be aware, the Company's chief competitor here offers it and it is quite successful. (Incidentally, you may be interested to know that I have personally spoken with several Japanese friends who told me they didn't particularly care for the "Corn Soup Potage." Of course, I wouldn't expect this to reflect the overall sales volume.)

*5 Be that as it may. I wrote back to Ms. Vuinovich last summer. In my reply (rebuttal, if you will), I acknowledged that, yes, Japanese tastes rightfully ought to be taken into account, while at the same time pointing out that there are many other patrons here--military personnel and their dependents; civilian contractors to the military; students; tourists; not to mention embassy and consular staff of numerous contries--to whom matters of nutrition happen to be of paramount concern in our day and age. Moreover, thee is little evidence to prove that a large plurality of the Japanese are not as health conscious as we are in the West. Times are changing.

To date, I have not received a reply.

Because of this, because of my ongoing frustration, because of my interest as a shareholder, I now request that the question be put to the several shareholders at large, both at the next General Meeting in the spring of 1992 and by proxy:

Shall McDonald's offer the McLean burger, switch to an all-vegetable cooking oil and offer salads as part of the menu in our international outlets as is currently done within the United States, in keeping with enlightened medical research findings and nutritional practice both in the U.S. and abroad?

Of course, you may edit as you may see fit, retaining, I would hope, the essential tenor of the proposal.

May I look forward to the courtesy of a reply at your earliest opportunity?

With renewed kind wishes,
David Weinberg

(108 shares)

LETTER TO SEC

January 28, **1992**

Office of Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
Re: Shareholder Proposal of David Weinberg that **McDonald's Corporation** introduce into its product line the new McLeanCopr. hamburger and salads, as well as switch to using all vegetable cooking oil in its international restaurants, consistent with widely publicized and well-documented information on nutrition and health.

Dear Sir or Madam:

Please accept for consideration this rebuttal to a letter sent to you, dated January 16, 1992, by Ms. Gloria Santona, **McDonald's Corporation** assistant general counsel, and with the recommendation of their general counsel in Delaware, in which they ask that my shareholder proposal be omitted from the forthcoming proxy statement where proposals are introduced for consideration at the annual shareholders meeting to be held in the spring of 1992.

The proposal may be omitted from the Company's proxy statement pursuant to reule 14a-8(c)(1) because it is not a proper subject for action by security holders.

This implies that my proposal is somehow a frivolous one and the Board of Directors is in a position far above the individual patrons of their restaurants; since the matter is serious to me as well as, I am confident, a substantial number of other shareholders; since the overall tenor of the Company's recommendation to the Commission, if I may put it this way, smacks of a kind of paternalistic arrogance which sets its judgment over that of the stockholders; since my proposal is quite reasonable in light of current thinking in the fields of nutrition and medicine, buttressed by research, research in many instances funded by the federal government itself as well as the informed opinions of the surgeons general, and since the matter is of sufficient serious nature, i.e., public health, to be brought before the entire body of shareholders both in attendance and in absentia, I pray that the members of the Commission give serious weight to the import of my proposal and overrule the Company's attempt that no enforcement action be recommended to the Company's omission of the proposal in its proxy statement.

***6** Basic to my recommendation is the introduction of the low-fat hamburger as well as the substitution of an all-vegetable cooking oil to be used in outlets in Japan, which currently (as previously used in the restaurants in the U.S.) is largely composed of beef tallow, ostensibly to enhance the flavor and, by extension, the overall sales volume.

... the Company believes that ... local managers are in the best position to assess and respond to the tastes and demands of their local customers ...

The Company's contention is that they meet the demands of local tastes here in Japan, in close collaboration with local managers, and that "local managers are in the best position to respond to the tastes and demands of their local customers." This clearly avoids the issue. We are not speaking of nor are we concerned with matters of taste here so much as matters of health. If it were only a question of matters of taste, the Company's argument would be so overwhelming and compelling as to preclude further discussion. But this clearly not the case here. At issue is the health of the community wherever the Company may market its products. Matters of health do not seem to be taken as seriously here in Japan as they are in the U.S. Why this is so, I can only speculate. To cite a typical example, as a longtime resident of eleven years, I have observed and suffered through, time and again, the almost total insensitivity to matters of clean air when it comes to smoking and non- smokers' rights (the well-known health hazard of "passive smoking"). This is a question of paramount importance in our country, in the United Kingdom, in Canada, in Singapore, to name but a few of the more enlightened countries, as it should be in most any country in the world. I can speculate that matters of corporate convenience and profit seem of primary concern and the public's right to a healthy quality of life is given short shrift. The same, I submit, holds true in the issue under discussion.

In matters of diet, the exorbitantly high content of saturated animal fats induced into the products by cooking with oil of a beef-tallow base, has been demonstrated over a period of time to be deleterious to the health of everyone who patronizes fast food emporiums, not least of young people, to whom, because of simple economic consideration, the restaurants have great appeal. That this is so beggars further discussion and amplification. Yet it is no secret by now that a high-fat content in the diet has been directly linked with incidents of cardiovascular disease, atherosclerosis, circulatory ailments in middle age and beyond, and general high levels of cholesterol in the blood at any age, contributing directly to early mortality of those who live in highly industrialized nations. And, yes, this includes Japan. For many studies and reports recently have demonstrated that, while Japan has traditionally had a low-fat diet, this is changing with the advent into the country of fast-food restaurants. Why else, one is tempted to ask, has the Company seen fit to effect the above changes in its domestic outlets if not in response to public pressure and an outcry for change? To do otherwise would be irresponsible and immoral; so too in Japan. The same holds for the high content of salt, which has been found to contribute to the incidence of stroke, already high enough over here. Why not simply leave adding salt to the individual judgment and preference of the patrons? Matters of taste? Perhaps. But in democratic societies, the rights of minorities should be addressed as well, and in less enlightened societies, as Japan gives evidence of being, matters of health should be, indeed must be considered an overriding issue. Of course one is aware that the argument could be made that there should be absolute freedom in the marketplace and if people want to gorge themselves on food that has been shown to be less than good for them, let them. But in age of mass media, namely television, people, especially the young, have less control over their lives and are more easily manipulated and swayed by subtle advertising promotional schemes. In like manner, if the parent were to give in to the child on every issue not in his or her best interests, the child would stop crying, but would suffer in the long run. We see instances of government enforcement of safety, for example air bags. Non-smoking areas on the airlines, in restaurants is another. The list, of course, could be extended.

*7 As for salads, a lesser consideration in my proposal, they have been a feature for some time in such restaurants as Wendy's(R), with little apparent adverse effects on matters of shelf life, distribution, availability of supply, and so on. And, at this writing, they are serving the public need here quite well with the availability of salad bars as an option in selecting, as doctors and nutritionists advise, a well-balanced diet.

Be this as it may, my overall concern is with products consistent with those found in the United States. While it is true that the Company has introduced many Japanese and Chinese products in order to satisfy local tastes, to risk belaboring the point, at the same time the Company ought to be aware that there are many patrons here who are not indigenous to Japan: corporate members, embassy staff (there are many embassies here), educators on contract, persons studying or teaching their respective language, students in general, the military and its dependents, government contractors to the military here on assignment, tourists, entertainers, sportspersons, short-term visitors to conventions, congresses and the like, the clergy and missionaries--the list is long. All entitled to healthful options in the menu such as found back home.

For those living in non-urban areas, the menu might be kept consistent with the local demand, in other words maintaining the status quo, but not in urban areas such as Tokyo, Yokohama and Osaka, where foreign patrons alluded to above and their needs make up a substantial plurality of the overall clientele.

As in the case of a previous proposal by Ms. Sally O. Smyth of Camden, Maine in 1990, "keeping the proposal from consideration by other shareholders denies those shareholders information that may be important to them in making informed decisions." One can only concur heartily with her thinking and apply it to this case. Ms. Smyth's letter to you goes on to state that the Company's letter suggests that "their motives for keeping this proposal off the agenda of the annual meeting [has] more to do with suppressing information than with protecting their right to manage daily business operations." Quite true also, it would seem, in this context. [FNa1]

FNa1. See Appendix A.

Such considerations [the introduction of low-fat hamburgers and the use of vegetable shortening] are clearly beyond the competence of the shareholders to direct in the context of the shareholder's (sic) meeting. To allow shareholders to dictate the Company's menu options throughout the world without a full understanding of the many considerations involved would substitute their opinion for the judgment of the Directors, who are in the best position to decide how best to develop and set the McDonald's menu.

The Company's right to assert that it and it alone is competent to judge what is good and proper procedure smacks of the kind of paternalism and corporate/ governmental collusion such as long been the practice here in Japan. This is, and certainly ought not to be the case with an American company, irrespective of the fact that it does business abroad. Moreover, it avoids the question deftly skirting around the issue. Shareholders should have appropriate input into corporate affairs or why take the Company public to begin with? By making the Company a public one, the Company throws open its doors to its shareholders, consistent with democratic and business principles. Or should be. No taxation without representation. [FNa2] As Ms. Smyth correctly points out, at an annual meeting "differences can be aired publicly, not settled behind closed doors."

FNa2. Or, to put it another way, no investment without due process.

*8 While it may be true that under statutes in the State of Delaware my proposal relates to the ordinary business operations of the Company, it is also true that matters of health constitute grave concern to all and to challenge or to question those business operations is in the best interests of consumers and shareholders alike and would not violate the spirit of Rule 14a-8(c)(1) and (c)(7); it is a proper subject for action by security holders because of its overriding importance to the public at large served by the Company; and can be construed as extraordinary, not ordinary business, such business falling properly within the purview of concern by interested shareholders in the Company and should not therefore be omitted from the upcoming proxy materials referred to above.

This is why I have chosen to bring this matter to the attention of the Company's shareholders at large. If the proposal is voted down at the meeting and after the proxy votes are tabulated, so be it. I will retire with grace. But if the proposal, as it stands now, constructive as it is, is denied consideration by all the shareholders, then I would certainly have just cause to suspect the Company's motives in so doing. It would be a disservice to all concerned to suppress the question so that it will deny the shareholders an opportunity to address themselves to its seriousness. I think the proposal is a reasonable one and one that takes into consideration the health of everyone, be they Japanese or visiting guests from abroad, for a short period or, like myself, for an extended length of stay. I hope and pray that the members of the Commission rule favorably on the reasonableness of my proposal and overturn the roadblock set up by McDonald's in what seems to this proponent to be an unfair and unjust ruling.

I have submitted this rebuttal without supporting documentation, because my argument is reasonable and logical as it stands and is based upon common sense and does not seem to require supporting evidence, other than what is set down here. The facts speak for themselves as they pertain to matters of health of the community, any community, whether in the United States or in Japan or anywhere else, and the proposal seeks to enhance the quality of life not only for ourselves but for those who are easily swayed by the deceptive advertising in the media--the present and coming generation of our young.

In closing, I want to thank you for allowing me this forum of redress for presenting my case to the Commission for reconsideration, for I believe the matter I espouse is manifestly a reasonable and just one and one that surely affects the lives of many people. It surely is not frivolous. It brings a matter of constructive concern about the Company directly where it belongs: to the shareholders, who are an intrinsic part of the Company. In no way does it seek to conflict with the judgment of the Board of Directors, but rather seeks to act in concert with the Board for the good of the Company and the good of consumers, instead of being summarily struck down as the Company intends it to be. When a board of directors seeks to impose its will based upon esoteric or so-called superior knowledge, then it becomes the right, if not the duty of an individual shareholder to stand in opposition so as not to be muzzled as the Company seeks in this instance. Were we operating in a totalitarian environment, then I would recognize the Company's refusal as being consistent with the political philosophy of that society. I see no such congruence here.

I cannot accept a corporate giant throwing its weight around and using its high-powered and, not to mention expensive, legal resources in an effort to cow a relatively weak proponent. If a mighty blue-chip Goliath like the McDonald Corporation is allowed to prevail over a tiny David in such a trivial matter as public health and, by extension, the public weal, then I must say in all sincerity that we're all in trouble.

***9** I would be pleased to answer any further questions the Commission might have. Thank you again.

Respectfully yours,
David Weinberg

ENCLOSURE

APPENDIX A

I would like to address myself to SEC Slip Opinion to Rule 14a-8, requirements applicable to proposals submitted by security holders for inclusion in the proxy soliciting of materials of issuers. This was a discussion of several laws: Securities Exchange Act of 1934; Public Utility Holding Company Act of 1935; and Investment Company Act of 1940. It was published on November 22, 1976.

In it is discussed in detail Rule 14a-8(c). Under that heading (7) is a discussion and amplification of what is deemed "Routine Matters." That section proceeds to state that the "proposed new provision, which would have been more restrictive than the former one, was considered at the time to be appropriate for possible adoption because the former provision occasionally had been relied upon to exclude proposals of considerable importance to the issuer and its security holders (italics mine).

It went on to note that "the new provision would produce results that were more in accord with the concept of shareholder democracy underlying section 14(a) of the Exchange Act (italics mine).

It further states that "the former appears to be a workable one if it is interpreted in a somewhat more flexible manner than in the past (ital mine).

The operative phrase is "more flexible manner" of interpretation, in this case consistent with the concept of shareholder democracy. To summarily omit a shareholder's proposal in the upcoming proxy announcement would seem, at least to this proponent and, one is confident, to other shareholders as well, to be a ploy on the part of the Company to exclude based largely upon reasons of convenience, face-saving and economic expediency as well as inconsistence with such a concept.

As in the case of discussion of economic and safety considerations of a nuclear power plant, "proposals of that nature, as well as others that have major implications [in this case, health and nutrition of the community], will in the future be considered beyond the realm of an issuer's ordinary business operations (italics mine), and future interpretive letters of the Commission's staff will reflect that view." It is opon this discussion that I rely, namely flexibility and exception to the rule based upon extraordinary circumstances involving the health of the community and posterity.

It is with these considerations in mind that I hope the Commission will disallow the Company's plan to omit my proposal from the coming proxy announcement and let the shareholder's themselves have access to what has become an issue of the day.

If my rebuttal does not find sympathy and sufficient merit with the Commission, then I would seek redress in District Court. I would hope that the Committee understands that in so doing it would constitute a grievous hardship for me to come thousands of miles to pursue the case, this from the standpoint of time, not to mention substantial financial commitment such an action would involve.

SEC LETTER

*10 March 24, **1992**

Publicly Available March 24, **1992**

Re: **McDonald's Corporation** (the "Company")
Incoming letter dated January 16, 1992

The proposal relates to the Company offering the McLean Burger and salads as part of the Company's menu in international outlets, as well as switching to all-vegetable cooking oil in those outlets.

There appears to be some basis for your view that the proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(c)(7) as dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e., as involving menu selections and food preparation methods). Under these circumstances, this Division will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials. In reaching a position, the staff has not found it necessary to address the alternative basis upon which the company relies.

Sincerely,

William H. Carter
Special Counsel

Securities and Exchange Commission (S.E.C.)
1992 WL 64682 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1 AT&T** Corp.
Publicly Available February 21, **2001**

LETTER TO SEC

December 21, 2000

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: **AT&T** Corp.
Shareholder Proposal Submitted by MMA and MMA Praxis Mutual Fund Family (Primary Filer), Christian Brothers Investment Services, Inc. (Co-filer), General Board of Pension and Health Benefits of The United Methodist Church (Co-filer), Sisters of St. Joseph (Co-filer), Catholic Health East (Co-filer), Benedictine Sisters (Co-filer), Church of the Brethren Benefit Trust (Co-filer) and Reformed Church in America (Co-filer)
Rule 14a-8/Securities Exchange Act of 1934

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, **AT&T** Corp. (**"AT&T"** or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2001 Annual Meeting of Shareholders (collectively the "Proxy Materials") a proposal and supporting statement (the "Proposal") submitted by Mark A. Regier for MMA and MMA Praxis Mutual Fund Family (Primary Filer), Frank Coleman for Christian Brothers Investment Services, Inc. (Co-filer), Vidette Bullock Mixon for General Board of Pension and Health Benefits of The United Methodist Church (Co-filer), Sister Pat Kelly for Sisters of St. Joseph (Co-filer), C. Kent Russell for Catholic Health East (Co-filer), Sister Susan Mika for Benedictine Sisters (Co-filer), William Thomas for Church of the Brethren Benefit Trust (Co-filer) and John Paarlberg for Reformed Church in America (Co- filer) by letter received by the Company on November 28, 2000 (collectively, the ""Proponent"). Enclosed herewith are six (6) copies of the Proposal.

AT&T requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the ""Commission") that no enforcement action will be recommended if **AT&T** omits the Proposal from its Proxy Materials.

The Company would appreciate the Staff's response to its request prior to January 17, 2001 which is the scheduled date of the meeting of the Company's

Board of Directors at which it is currently expected that the Proxy Materials will be approved. The Company currently expects to file definitive copies of its Proxy Materials with the Commission on approximately March 29, 2001.

The Proposal requests that "**AT&T** prepare a report reviewing Company policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities. The report shall:

1) outline the business case for the company's increasing distribution of pornography.

2) place AT&T's pornography operations in the context of existing social and environmental commitments and the Company's understanding of corporate social responsibility.

***2** 3) review policies governing content decision-making for AT&T's cable operations.

4) assess the potential financial liabilities posed by possible violations of local obscenity laws and lawsuits from individuals and communities.

5) describe potential legal issues related to the Company's connection to the pornography industry, including obscenity law violation, distributing pornography to minors, and possible collusion with organized crime in the sex industry.

The report shall be prepared at reasonable cost, and may omit confidential information and shall be made available to shareholders by May 2001."

AT&T has concluded that the Proposal may be properly omitted from its Proxy Materials pursuant to the provisions of Rule 14a-8(i)(7), Rule 14a- 8(i)(3) and Rule 14a-8(i)(6).

The specific reasons why the Company deems omission to be proper and the legal support for such conclusion are discussed below.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) SINCE THE PROPOSAL RELATES TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF THE COMPANY

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the Company's ordinary business operations." The Company through its subsidiary, **AT&T** Broadband, LLC ("**AT&T** Broadband"), is engaged in cable television programming. An integral part of this business is the selection of products offered for distribution on its cable television stations. The fact that the Proposal deals with a subject that touches on a social policy issue does not change the fact that product selection is part of the Company's ordinary business operations. The Staff has consistently taken the position that the sale of a particular category of products and services, whether socially controversial or not, is part of a company's ordinary business operations. See CVS Corporation, March 2, 1998 (proposal to stop selling cigarettes unless stores implement FDA regulations restricting youth access); Walgreen Co., September 29, 1997 (proposal to stop selling tobacco products); Kmart Corporation, February 23, 1993 (proposal to terminate sale of adult media products); Kmart Corporation, March 13, 1992 (proposal to terminate sale of periodicals containing certain content); and USX Corporation, January 26, 1990 (proposal to cease sales of adult products). Furthermore, the Staff has taken the position that proposals dealing with "the nature, content or presentation of products and programming" are considered a matter that relates to ordinary business operations. See General Electric, January 21, 1998; Time Warner Inc.,

February 24, 1997; General Electric, February 2, 1993; Time Incorporated, May 24, 1989; and Capital Cities/ABC Inc., March 23, 1987.

The Proposal concerns the selection of products that the Company offers and thus clearly falls within matters relating to the conduct of the Company's ordinary business operations. Although the Proposal requests the preparation of a report, and does not request that specific action be taken regarding distribution of a product, the Proposal, according to the Division, is still excludable under 14a-8(i)(7). See Release No. 34-20091, August 16, 1983, which states that where the shareholder proposal requests the registrant to prepare a report on, or form a special committee to study, its business, the Staff would only "consider whether the subject matter of the special report or committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)" (predecessor of Rule 14a- 8(i)(7)).

***3** The Staff has recently concurred on numerous occasions that proposals relating to the preparation of a report concerning ordinary business matters falls under the realm of ordinary business operations of a company and are therefore excludable under Rule 14a-8(i)(7). See Wal-mart Stores, Inc., September 27, 2000 (prepare a report to ensure the company does not purchase from certain suppliers); Wal-mart Stores, Inc., March 15, 1999 (id.); Kmart Corp., March 12, 1999 (id.); Warnaco Group, Inc., March 12, 1999 (id.); and Chrysler Corp., February 18, 1998 (report to shareholders based on review of company's international code/standards).

Accordingly, the Company believes that the Proposal addresses matters within the scope of its ordinary business operations and that therefore the Proposal may be omitted under Rule 14a-8(i)(7).

II. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(3) SINCE THE PROPOSAL IS CONTRARY TO THE COMMISSION'S PROXY RULE 14a-9 WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides examples of statements that may be misleading, including, in Note (b) "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proposal suggests improper, illegal and immoral conduct by the Company, and impugns the character and integrity of the Company and its employees. The Proposal contains statements which either imply or strongly suggest, without any factual basis, that the Company is "engaged in a constant escalation of explicit content" with "even more graphic offerings to follow"; is engaged in "increasing distribution of pornography"; is "distributing pornography to minors"; and is engaged in "collusion with organized crime in the sex industry." These statements are made without any factual foundation and only serve to impugn the character, integrity and personal reputation of Company.

The Company's actual policy regarding cable programming is a responsible and ethical one. According to an excerpt from a letter dated August 1, 2000 (which is attached) from Rob Stoddard, Senior Vice President - Public Relations of **AT&T** Broadband, to Mark Regier, SRI Research and Advocacy Coordinator, the Company's policy regarding adult pay-per-view programming choices is as follows:

"From our point of view at **AT&T** Broadband, issues regarding programming content boil down to two key elements: choice and control. Our customers tell us consistently that they strongly value a wide choice in the programming options that are available to them. ... Advances in technology also are enabling us to fulfill on that second element of consumer demand: customer control over the programs and content that can be viewed in the customer's home. The "parental lock" mechanism that's available through our digital video technology assures that parents and other family members can block out literally any channel in our line-up that is deemed objectionable or inappropriate for family viewing. ... For customers who determine that control opportunity inadequate, we further offer to send a representative to install outside of their residence a "trap," which can stop a channel signal from being fed into their cable box in the first place."

***4** In addition, **AT&T** Broadband has adopted an Employee Handbook dated January 2001 which specifies the values which **AT&T** Broadband employees are expected to fulfill. The Handbook states, at p. 62, that "[a]s a provider of broadband service, you, and the company must meet all federal, state and local regulations. Some laws relating to our industry that affect ... programming content ... are described below." (See attached excerpt from Handbook).

In light of the foregoing, the Company believes the Proposal is false and misleading and is, therefore, excludable Rule 14a-8(i)(3).

III. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(6) SINCE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

Under Rule 14a-8(i)(6) proposals may be omitted from a company's proxy materials "if the company would lack the power or authority to implement the proposal." The Proposal requests that a report be prepared and made available to shareholders by May 2001. If the Proposal is included in the Company's Proxy Materials, the annual shareholders meeting at which the Proposal will be voted on is scheduled to occur in late May 2001. The Proposal does not give the Company any time to prepare and deliver a report to its shareholders by May 2001. Accordingly, the Company does not have the ability to effect the proposed report by the date requested by the Proponent. Since the Company does not have the power to implement the Proposal, it should be excluded under Rule 14a-8(i)(6).

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2001 Proxy Materials under Rule 14a-8(i)(7), Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Pursuant to Rule 14a-8(j), the Company, by copy of this letter, is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (908) 221-7325. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter.

We appreciate your attention to this request.

Very truly yours,
John W. Thomson

Senior Attorney
AT&T
295 North Maple Avenue
Room 1208P2
Basking Ridge, NJ 07920
908 221-7325

LETTER TO SEC

February 16, **2001**

SECURITIES & EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
ATT: JONATHAN INGRAM, ESQ.
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
Re: Shareholder Proposal Submitted to **AT&T** Corp

Dear Sir/Madam:

I have been asked by Mennonite Mutual Aid, the Mennonite Mutual Aid Praxis Funds, the Christian Brothers Investment Services, Inc., the General Board of Pension and Health Benefits of the United Methodist Church, the Sisters of St. Joseph (Mount St. Joseph Convent), the Benedictine Sisters of San Antonio, Catholic Healthcare East, the Church of the Brethren Benefit Trust and the Reformed Church in America (which institutional investors are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of **AT&T** Corp. (hereinafter referred to as **"AT&T"** or the ""Company"), owning in the aggregate more than 1,600,000 shares of common stock of **AT&T**, and who have jointly submitted a shareholder proposal to **AT&T**, to respond to the letter dated December 21, 2000, sent to the Securities & Exchange Commission by the Company, in which **AT&T** contends that the Proponents' shareholder proposal may be excluded from the Company's year 2001 proxy statement by virtue of Rules 14a-8(i)(7), 14a-8(i)(3) and 14a-8(i)(6).

***5** I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in AT&T's year 2001 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company's Board to prepare a report for shareholders "reviewing Company policies" with respect to its ""involvement in the pornography industry".

RULE 14a-8(i)(3)

The Company has a laundry list of five phrases (top of page 5 of the Company's letter) to which it objects, but it is noteworthy that the Company does not actually deny the truth of any of these phrases. Instead, it states that they are without factual foundation and then proceeds to quote from policy handbooks, none of which deny the veracity of the Proponents' assertions.

This is not surprising, since the statements made are all true. As background, it should be noted that last May **AT&T** agreed to carry the "Hot Network" on its cable system, which, following two $50 billion acquisitions, is the largest cable system in America, with about 16 million customers. The following information about the Hot Network is taken from a Wall Street Journal article which appeared on November 28, 2000:

Though no one in the industry wants to talk about it publicly, cable operators are finding that the old adage is true: sex sells. And one of the biggest providers of explicit sex on television these days is Vivid Entertainment Group.

Launched in 1984 by two colleagues at a porn-video company, Vivid last year snapped up a little-known cable-TV channel called the Hot Network ....

Vivid got its biggest boost in May, when **AT&T** Corp. agreed to carry the Hot Network on its digital systems. That move sparked an outcry among porn critics....

The sudden surge in cable porn is a sharp reversal of longstanding practice. For years, cable executives shunned hard-core fare because they didn't want regulators and local communities to protest, possibly challenging their right to a franchise....

Vivid's brand of porn - thinly plotted films featuring close-ups of people having vigorous sex, interspersed with dialogue - is purchased on a pay-per-view at two to four times the rate of softer porn, which dances around the deed.

There thus does exist a factual foundation for the first three, at least, of the phrases objected to by the Company. As far as the final two phrases - ""distributing pornography to minors" and "organized crime in the sex industry - are concerned, it should be pointed out that the shareholder proposal merely calls for the Company to "describe" the "legal issues", if any, which might arise with respect to the Company's pandering of pornography. Thus, no accusation is being made by the mere request for a report on possible legal exposure.

***6** Nevertheless, it is self-evident that such issues may exist. Thus, with respect to the ability of children to access AT&T's pornographic programs, we wish to point out that the so-called safeguards which the Hot Network claims to have in place are clearly far from foolproof. As noted in the second whereas paragraph of the proposal, last year the "safeguards" failed utterly in Iowa City where the Hot Network was temporarily made available for everyone to view who was a cable subscriber. We also believe that the Staff can take "judicial notice" of the fact that organized crime has had widespread influence and control of the sex industry. But, as just a random example, we are pleased to refer the Staff to the January 11, 1997, edition of The Providence [Rhode Island] Journal-Bulletin, which described the guilty plea to Federal conspiracy charges of Kenneth Guarino, saying that "Kenneth Guarino, whose multimillion-dollar erotic empire [centered in Rhode Island] has gone global, is going to prison". The article went on to state:

Yesterday's plea agreement said Guarino, 47, and his business interests have been controlled for years by a top-ranking member of the New York based Gambino crime family, Natale Chris Rchichi.

It is therefore clear that not one of the five phrases to which **AT&T** objects can possibly be deemed a violation of Rule 14a-9.

RULE 14a-8(i)(7)

The various no-action letters principally relied on by **AT&T**, namely the CVS, the Walgreen, the two Kmart and the USX letters, involved, in each case, a passive retailer merely passing on to the general public pre-packaged goods, such as cigarettes, which were sold in their original package. They had no association with the contents of those packages and were not "providers" of that content. This is not the case with respect to cable operators, who have a much more intimate connection to the contents of their programing, even when the shows are technically made by third parties. They are deemed by the public to be the providers of the content seen on the television channel. Thus, it is not surprising that the Staff has held that the provision of pornographic content "is a matter of business policy" and not "a matter which may be considered as relating to the Company's ordinary business operations". American Broadcasting Companies, Inc. (March 5, 1980).

Furthermore each of the three letters cited by the Company which did involve selling pornography (the other two involved selling tobacco) involved the sale of soft porn, which is readily available almost everywhere. In contrast, the Hot Network purveys hard core pornography, which is usually available only in limited special outlets, and which is subject to considerable government control and regulation, as in New York City which has strict zoning and which requires stores to limit the space devoted to hard core products.

Finally, the five letters cited at the conclusion of the first paragraph of the Company's (i)(7) argument have no persuasive value. The Proponents' shareholder proposal deals with a major societal problem, one which both the courts and the legislatures have tried, often with little success, to grapple with. The pandering of hard core pornography by **AT&T** thus raises an important policy issue for that registrant. In contrast, the issues raised in the two General Electric, the two Time and the Capital Cities letters were mundane in nature. One involved the image created by Porky Pig, another involved a specific movie and the remaining three were basically about providing good role models for various groups. In contrast, the instant proposal raises an important policy matter which is appropriate for both shareholders and the Board to address. Thus, it is not surprising that the Proponents' shareholder proposal was the subject of a short article in the December 18, 2000, edition of Barrons.

***7** For the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(6)

Of course, it is not impossible for the Company to comply with the deadline, merely difficult. Thus, Rule 14a-8(i)(6) is inapplicable.

Nevertheless, since the Proponents do not consider the exact date to be a material element of their proposal, they are more than willing to accommodate the Company by changing the date to a mutually agreeable one, such as October, 2001.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at (thru February 24) 941-349-6164 (phone and fax) with respect to any questions in connection with this matter or if the staff wishes any further information. Please also note that the undersigned may be reached by mail or express delivery at (thru February 24):

Apt 402C
5770 Midnight Pass Road
Sarasota, FL 34242

After March 1, and throughout the month of March, the undersigned may be reached at 949-673-5223 (both phone and fax), or by mail or express delivery at:

134 Opal Street
Balboa Island, CA 92662

Very truly yours,
Paul M. Neuhauser
Attorney at Law

ENCLOSURE

November 21, 2000

MS. MARILYN J. WASSER
VICE PRESIDENT - LAW AND SECRETARY
AT&T CORPORATION
32 AVENUE OF THE AMERICAS
NEW YORK, NY 10013-2412

Dear Ms. Wasser:

As a religious organization, MMA and the MMA Praxis Mutual Fund Family are concerned about the many connections between corporate social responsibility and the quality of life in this country and around the world. We are concerned about they type of world we help build, the values we encourage. As an institutional investor and **AT&T** shareholder we are concerned about AT&T's role in the corporate community and hold high expectations for the Company in both business development and social leadership. AT&T's recent agreement with the Hot Network was discouraging and concerning on both fronts. The situation is a serious one that deserves the focused attention of the Board of Directors, company executives, and shareholders as it speaks broadly to AT&T's future.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 113,550 shares of **AT&T** common stock we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, a shareholder proposal. The proposal asks the Board of Directors to provide a report on a variety of factors related to AT&T's growing involvement in the pornography industry that has a serious and material bearing on the Company's financial success and corporate reputation. In filing this resolution, I am acting as the primary filer to identical resolutions being introduced by other concerned shareholders.

In accordance with Rule 14a-8 we have held shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership is enclosed.

***8** Please send copies of all correspondence pertaining to this resolution to me at: Mark A. Regier; MMA Praxis Mutual Funds, 1110 North Main Street, Goshen, IN

46527, as primary filer for this resolution. The filing of this resolution is an outgrowth of concern expressed earlier this year by a coalition of nearly 30 religious and socially-concerned institutional investors who were distressed at AT&T's decisions to further expand its pornographic cable offerings. Attempts to dialogue with company officials regarding these concerns have, unfortunately, so far proven fruitless.

A commitment from **AT&T** to undertake this review and produce the report requested would allow this resolution to be withdrawn. I hope that you would be interested in pursuing a dialogue with me and other concerned institutional shareholders regarding this proposal. I will look forward to your response.

Sincerely,
Mark A. Regier
SRI Research and Advocacy Coordinator

SEC LETTER

1934 Act / s -- / Rule 14A-8

February 21, **2001**

Publicly Available February 21, **2001**

Re: **AT&T** Corp.
Incoming letter dated December 21, 2000

The proposal requests that **AT&T** prepare a report reviewing AT&T's policies for involvement in the pornography industry and an assessment of certain liabilities, and that the report include information specified in the proposal.

There appears to be some basis for your view that **AT&T** may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the nature, presentation and content of cable television programming). Accordingly, we will not recommend enforcement action to the Commission if **AT&T** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which **AT&T** relies.

Sincerely,

Keir Devon Gumbs
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

*9 It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
END OF DOCUMENT

(SEC No-Action Letter)

*1 **Wal-Mart** Stores, Inc.
Publicly Available March 15, **1999**

LETTER TO SEC

February 10, **1999**

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
JUDICIARY PLAZA
WASHINGTON, D.C. 20549
Re: **Wal-Mart** Stores, Inc.--Omission of Shareholder Proposal

Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company" or **"Wal-Mart")**, is filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Commission of the Company's intention to exclude a shareholder proposal (the "Proposal") from its 1999 proxy materials for its Annual Meeting of Stockholders. The Proposal was submitted by the General Board of Pension and Health Benefits of the United Methodist Church and 21 other stockholders. A copy of the Proposal is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter are enclosed.

The Proposal provides as follows:

"Resolved: The shareholders request that the Board of Directors prepare a report at reasonable expense describing **Wal-Mart's** actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. This report will be made available by November, 1999.

We believe the report should include a description of:

1. Current monitoring practices enforcing the company's Standards for Vendor Partners for its manufacturers and licensees.
2. Plans for independent monitoring programs in conjunction with local respected religious and human rights groups.
3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage.
4. Incentives to encourage suppliers to comply with standards, rather than terminate contracts.
5. Plans to report to the public on supplier compliance reviews."

The Company believes it may exclude the Proposal from its 1999 proxy materials under Rule 14a-8(i) of the Exchange Act because (i) **Wal-Mart** has substantially implemented the Proposal; and (ii) the Proposal deals with matters relating to **Wal-Mart's** ordinary business operations.

Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to omit any shareholder proposal that has been substantially implemented. The Proposal requests the Board to prepare and make available a report addressing the Company's actions to ensure it does not purchase goods from suppliers who manufacture items using forced labor, convict labor or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. In 1992 **Wal-Mart** implemented it Standards for Vendor Partners, which every **Wal-Mart** Vendor must comply with as a condition of doing business with **Wal-Mart. Wal-Mart** has created a factory inspection and certification program to monitor compliance with its Standards for Vendor Partners. These Standards for Vendor Partners, as well as a description of our monitoring program, are publicly available on **Wal-Mart's** internet site. A copy of the Standards for Vendor Partners is attached as Exhibit B and a description of the monitoring program is attached as Exhibit C. In addition to availability on the internet, **Wal-Mart** routinely makes its Standards for Vendor Partners available for anyone requesting them. Accordingly, **Wal-Mart** has already substantially implemented the Proposal.

***2 Wal-Mart's** Standards for Vendor Partners requires its vendors to:

. comply with all applicable laws;

. fairly compensate employees at the higher of legally required minimum wages or the prevailing industry wages;

. maintain reasonable work hours;

. maintain employment on a voluntary basis;

. base employment on an individual's ability to do the job, not on the basis of personal characteristics or beliefs;

. maintain a safe, clean and healthy workplace environment; and

. demonstrate a commitment to the environment.

In addition to requiring its vendors to comply with the Standards for Vendor Partners, **Wal-Mart** requires that the Standards be posted in all factories producing goods for **Wal-Mart. Wal-Mart's** Standards for Vendor Partners have been translated into several languages (Mandarin, Portuguese, Spanish, Thai, Turkish, Arabic and French) in addition to English for posting in factories. The Company has also established a toll-free number that is posted with the Standards in the factories so that any suspected violations of its Standards for Vendor Partners may be easily reported.

In conjunction with the establishment of the Standards for Vendor Partners, the Company established a factory inspection and certification program. Each year **Wal-Mart's** agents conduct onsite visits to inspect every factory that produces goods for which **Wal-Mart** is the importer of record. In a typical year, **Wal-Mart's** agents inspect approximately 3,500 factories.

A factory is automatically denied certification and **Wal-Mart** will not buy goods produced in that factory if any of the following are discovered:

. inadequate fire safety equipment;

. locked or blocked fire escapes;

. illegal child labor;

. evidence of forced labor or prison labor; or

. evidence of transshipment of goods (labeling showing an incorrect country of origin).

Certification is also denied if a factory's overall total assessed score falls below a passing score established by the Company. Factories are encouraged to correct deficiencies identified by the inspectors. To encourage continual improvements in the overall working conditions of the factories, the Company has raised the passing score several times since it adopted the inspection and certification program.

If inspectors discover the problems listed above at a supplier's factory, the Company will not place any orders with the vendor for any goods manufactured in the country where the factory is located. If such problems are encountered in factories in more than one country, **Wal-Mart** will not do any business with the vendor responsible for supplying goods from those factories. As a result of **Wal-Mart's** inspection and certification program, over 100 factories around the world are currently barred from producing merchandise for **Wal-Mart.**

The omission of shareholder proposals similar to the Proposal has been allowed by the Staff of the Commission under old Rule 14a-8(c)(10) (which provided for the omission of a proposal if the proposal had been rendered moot as a result of being substantially implemented) in every case where the issuer had set in place policies and procedures relating to the conduct of suppliers. In no-action letters to Nordstrom, Inc. (avail. February 8, 1995), The Gap, Inc. (avail. March 8, 1996) and Sears, Roebuck & Co. (avail. February 23, 1998), shareholder proposals substantially similar to the Proposal were deemed moot based on the fact that each company (i) already had sourcing policies, procedures and/or guidelines which governed the operations of its suppliers, (ii) monitored its suppliers and conducted on-site visits, and (iii) in certain instances, required each supplier to comply with the company's wage and labor laws. **Wal-Mart's** policies, procedures and practices are clearly analogous to those in place in each of the no-action letters cited above.

***3** Based on the foregoing, the Proposal has been "substantially implemented" and may, therefore, be properly omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a- 8(i)(7) (previously Rule 14a-8(c)(7)) "... is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and directions of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Commission Release No. 34-19135, n. 47 (October 14, 1982), quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957). Section 141(a) of the Delaware General Corporation Law (the corporation law of the jurisdiction in which **Wal-Mart** is incorporated) reflects this policy by providing "... the business and affairs of every corporation organized under this subchapter shall be managed by or under the direction of a board of directors ...."

In May 1998, the Commission amended its rules on shareholder proposals (Exchange Act Release No. 40018, May 21, 1998) (the "Release"). In the Release, the Commission stated that in analyzing proposals under the ordinary business exclusion it would return to the standard it had previously articulated in its 1976 Release. See Exchange Act Release No. 12999 (November 22, 1976). The Release notes that the policy underlying the ordinary business exclusion rests on two central themes. The first policy consideration is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second policy consideration relates to the degree to which the proposal seeks to "micro- manage" the company by probing too deeply into mattes of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Staff of the Commission has consistently recognized that decisions concerning the selection of and relationships with vendors and suppliers are matters of ordinary business. For example, the Company received a proposal for inclusion in its 1991 proxy materials requesting a report on certain of the Company's employment policies and a description of the Company's efforts to publicize its policies to vendors and suppliers and to purchase goods and services from minority and female-owned businesses. The Staff allowed the omission of the proposal, noting that "the proposal involves a request for detailed information on the composition of the Company's work force, employment practices and policies, and also on the Company's practices and policies for selecting suppliers of goods and services." **Wal-Mart** Stores, Inc. (available April 10, 1991). See also, Dayton Hudson Corp. (available March 12, 1996) (addressing, in part, policies and programs favoring the purchase of goods and services from minority and/or female-owned suppliers); American Brands, Inc. (available December 28, 1995) (addressing, in part, the purchase of goods and services from specified suppliers); and **Wal-Mart** Stores, Inc. (available April 10, 1992) (addressing, in part, the practices and policies for selecting suppliers of goods and services). Consistent with the policy considerations underlying Rule 14a-8(i)(7), the Staff has recognized that the selection of and business dealings with vendors and suppliers are matters relating to the conduct of ordinary business operations.

***4** The Company's selection and retention of its substantial number of vendor partners involves a number of fundamental considerations, including, but not limited to, quality of products and/or services, competitive pricing, distribution, location, working conditions, compliance with **Wal-Mart's** vendor standards and regulatory compliance. These considerations are an integral part of **Wal-Mart's** daily ordinary business operations, include all the matters identified in the Proposal and are not matters within the competence of shareholders or which should be subject to direct shareholder oversight. Accordingly, the Proposal may properly be omitted from the Company's 1999 proxy materials in accordance with Rule 14a-8(i)(10).

Conclusion

In conclusion, the Company requests that the Staff confirm at its earliest convenience that it will not recommend any enforcement action if the Proposal is excluded from the Company's 1999 proxy materials. By copy of this letter, the proponents of the Shareholder Proposal are being notified of the Company's intention to omit the Proposal from its proxy materials.

Please call me at (501) 277-2345 if you have any questions or need additional information or as soon as a response from the Staff is available.

Sincerely,

Allison D. Garrett
Assistant General Counsel
WAL*MART STORES, INC.
702 S.W. 8th Street
Bentonville, AR 72716-8315
Phone: 501-277-2345

LETTER TO SEC

February 26, **1999**

SECURITIES & EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
ATT: CAROLYN SHERMAN, ESQ.
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
Re: Shareholder Proposal Submitted to Exxon Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order, the Community of the Sisters of St. Dominic of Caldwell, New Jersey, the Congregation of the Holy Cross (Southern Province), the Congregation of the Sisters of Charity of the Incarnate Word, the Domestic and Foreign Missionary Society of the Protestant Episcopal Church, the Dominican Province of St. Albert the Great, the Immaculate Heart Missions, the Marianist Society (Province of St. Louis), the Marianist Society (New York Province), the Missionary Oblates of Mary Immaculate, the Presbyterian Church (USA), the Redemptionists (Denver Province), the Sinsinawa Dominicans, the Sisters of Charity of Cincinnati, the Sisters of the Holy Spirit and Mary Immaculate, the Sisters of St. Francis of Philadelphia, the Sisters of St. Joseph of Nazareth, the Society of Catholic Medical Missionaries, the Society of Mary (Province of St. Louis), and the Women's Division of the General Board of Missions of the United Methodist Church (which religious institutional investors are hereinafter referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Exxon Corporation (hereinafter referred to as "Exxon" or the "Company"), and who have jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 15, 1999, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's 1999 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(10).

*5 I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's 1999 proxy statement and that it is not excludable by virtue of either of the cited rules.

RULE 14a-8(i)(3)

1. Liabilities

Exxon has failed to assert that the Proponents have made a false statement or have omitted to state a material fact. If Exxon believes that there is no reasonable grounds to believe that it will incur liability, let it so state in its own Statement in Opposition (which will, of course, be subject to Rule 14a-9).

2.

We are at a loss to understand Exxon's objection. It is a member of the Global Climate Coalition, which takes ads in newspapers which deny the existence of global warming (climate change). In addition, at a meeting between Exxon representatives and various Church groups, held in New York on February 11, 1999, at which the undersigned was present, the Exxon representatives denied the existence of climate change. Similarly, in the Company's no-action letter request to the SEC one year ago (see Exxon Corporation (January 26, 1998)), the Company vehemently denied the existence of climate change. The CEO of Exxon, Mr. Lee R. Raymond gave a talk in Beijing in October, 1997, which was published by Exxon and appeared as the Company's Exhibit 3 to its no-action request of one year ago. Each double page contains a highlighted summary of major points printed in a special box. One of the highlighted summaries reads "Many people believe that global warming is a rock-solid certainty. But it is not." Elsewhere in the speech he asserts that "the case for so-called global warming is far from airtight". In Exxon's favorite pamphlet, "Global Climate Change: Everyone's Debate", Mr. Raymond states in his page one covering latter "Even if global warming were a proven threat - which it is not... " In contrast to Exxon's self-interested views, 168 nations signed the Kyoto treaty aimed at reducing greenhouse gases in order to slow global warming. We believe that it is wholly accurate to assert that Exxon engages in "efforts to undermine national and international responses" to the problem. The Company appears to be talking out of both sides of its mouth: on the one hand asserting that there is no evidence of climate change and on the other objecting if the Proponents point out what it has been saying.

Although the Company is quite correct in stating that the Senate is opposed to the Kyoto treaty as it now stands, that opposition arises not from a denial of the existence of global warming, but rather is based on the fact that not all nations would be required to address the problem of global warming. The Western nations, and especially the United States, would be required to reduce their greenhouse gas output, but no restrictions whatever are placed on "developing" nations, such as China, which can be expected to catch up with the United States in greenhouse gas output at some point during the coming century. The reason for the unanimous opposition is therefore not that global warming is not occurring, but rather that efforts to combat it are not spread equitably. Contrary to the implication of Exxon's argument, public and international policy is, indeed, based on the existence of global warming, and the Senatorial opposition to the treaty is no evidence that the Senate does not believe that there is, in fact, global warming. The manner by which the Global Climate Coalition is undermining public policy is not via its opposition to the treaty, but rather its denial of the existence of global warming in the first place.

3. Last paragraph

*6 The last sentence of the Whereas clause states that the Proponents know of no scientific articles which have been peer reviewed which support the Company's position that there is no evidence of climate change. The Company offers four articles which purport to refute their assertion.

However, the first two deal not with the science of climate change, but rather with the economic consequences of cutting the use of fossil fuels. There are therefore irrelevant to Exxon's contention.

Exxon notes that it has quoted from the third article on page 10 of Exxon's booklet entitled "Global Climate Change: Everybody's Debate". That quotation is as follows:

Delaying the implementation of emissions controls for 10 to 20 years will have little effect on the atmospheric concentrations of greenhouse gas emissions.

We fail to see how this supports the proposition that there is no evidence of global warming. It is merely a statement that the emission controls contemplated by that report would have little effect. It is neither a statement that more severe controls would have no effect nor a statement that humans are not causing climate change. The article, written incidently prior to the IPPC study, fails to support Exxon's position.

Finally, the fourth article referred to by Exxon is the IPCC report. That report does not support Exxon's position. It concludes that climate change is being caused by human activity. Although it concedes that there are some uncertainties, these uncertainties pertain to the extent of the human induced change, but not to its existence. For a fuller discussion of this matter, we refer the Staff to our letter dated January 23, 1998, sent to the Staff in opposition to last year's no-action letter request by Exxon. (The relevant portion of which is set forth as an appendix to this letter.)

4. General

The Proponents' shareholder proposal does not refer to public debate. It refers to efforts by the Company to undermine international responses to the problem of global warming as a predicate for the issuance by the Company of a report to shareholders on (i) the impact of global warming on the Company and (ii) whether Exxon can reduce carbon dioxide emissions. That is not the termination of debate. On the contrary, the requested report by Exxon would state Exxon's position, whatever that may be. There is no requirement that the requested report reflect the views of the Proponent. We fail to see how the statement of the Proponents position is a violation of Rule 14a-9.

In conclusion, we do not believe that any of the Proponents' statements violate

Rule 14a-9. If, however, the Staff were to disagree with us, we would be willing to revise those statement, whether to rephrase them as matters of belief or otherwise.

RULE 14a-8(i)(10)

The burden of proof is on the registrant to establish the applicability of any of the exclusions, including (i)(10), set forth in Rule 14a-8(i). See Rule 14a-8(g).

*7 Although the Company lists a large number of publications which it asserts makes some mention of global warming, with but one exception, it does not attempt to show how these publications have mooted the Proponents' shareholder proposal. Therefore, all but one of the publications are irrelevant to the Company's argument. The only relevant document which need be examined to see if it moots the proposal is therefore the pamphlet entitled "Global Climate Change: Everybody's Debate".

The shareholder proposal requests three things:

(i) a report on "the impact of global warming on [the] Company's policies and practices"; we do not find anything in the pamphlet which addresses this matter;

(ii) a report any possible liabilities arising out of global warming; we do not find anything in the pamphlet which addresses this matter;

(iii) a report on "what Exxon can do to reduce carbon dioxide emissions" from fossil fuels; we find almost nothing in the pamphlet which addresses this matter (the exceptions are on p. 10).

Thus, although the pamphlet discusses the general topic of global warming, it does almost nothing to respond to any of the specific matters raised by the Proponents. On the contrary, the pamphlet seems to be aimed primarily at the Kyoto treaty. It is therefore clear that the issuance of the pamphlet does not substantially implement the shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076 with respect to any questions in connection with this matter or if the staff wishes any further information.

Very truly yours,
Paul M. Neuhauser
Attorney at Law

APPENDIX

2. The Human Component in Climate Change

Although at times Exxon seems to argue that climate change is non-existent, at other times the Company seems to be arguing merely that climate change is not caused by human activity, but rather is a natural phenomenon. This is a question which has been more seriously debated than whether climate change exists at all. Nevertheless, there is no doubt that, despite the occasional dissenter, a consensus on this matter also exists. For example, two weeks ago the United States government announced that global temperatures reached a new high in 1997.

On January 9, 1998, The New York Times quoted Thomas R. Karl, a senior scientist at the National Climate Data Center, as stating that "We believe this tendency for increased global temperatures is related to human activity." (See Exhibit B.) The article also notes that:

Mainstream scientists say emissions of heat-trapping gases like carbon dioxide, which is produced by the burning of coal and oil, are responsible for at least part of the warming trend. The Government experts restated that judgment yesterday.

Similarly, an article on the same date in The Washington Post stated that data released by NOAA show not only that 1997 was the warmest year on record, but also that nine of the eleven warmest years have occurred during the past ten years. (See Exhibit C.) That article quotes Elbert W. Friday, Jr., NOAA's associate administrator for oceanic and atmospheric research, as stating that "For the first time, I feel confident saying there's a human component" in the rising temperatures.

*8 This, of course, is also the consensus of 168 governments, 2,500 climate scientists and 2,000 economists.

The Company's principle attack on this consensus involves an attack on the IPCC report, allegedly made by Dr. Benjamin Santer of the Lawrence Livermore National Laboratory, relying on an alleged quotation from Dr. Santer which appeared in an article in Science. However, Attached as Exhibit E is a copy of a letter from Dr. Santer stating that he objects to the distortion of his position which debunkers of global warming have been engaged in. Specifically, he denies that he does not believe that human activity causes global warming. On the contrary, his open letter of June 10, 1997, states:

... I am not distancing myself from one of the primary conclusions of the Intergovernmental Panel on Climate Change (IPCC) -- that "the balance of evidence suggests a discernable human influence on global climate" (a statement for which I bear some responsibility). Indeed, it is my considered professional opinion that the scientific evidence that has emerged subsequent to the publication of the IPCC report in June 1996 reinforces and fully warrants the IPCC's "discernable human influence" conclusion. (Emphasis in original.)

One sentence of mine that was reported... has been used by Western Fuels [in newspaper ads] to imply that climate change science is so uncertain that we don't have to worry about any potential impact of human activities on climate.

This may be what Western Fuels believes (or wishes the pubic to believe), but it is not what I believe... The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate in the past century and will continue to influence the climate of the 21st century. (Emphasis in original.)

The best scientific information we have suggests that the human component of climate change is not trivially small, and that human activities are already producing a climate-change "signal" that can be discriminated from the background "noise" of natural climate variability. (Emphasis in original.)

It is perfectly true that, as Exxon contends, there exist uncertainties in connection with the human component of climate change. This point is made in the IPCC report. But those uncertainties pertain to the extent of the human induced change, not to its existence. This is explained in other parts of Dr. Santer's open letter. Following his comment (quoted above) which questions whether Western Fuels may be trying to mislead the public, Dr. Santer states:

Uncertainties are a fundamental part of any branch of science. Although we will never have complete certainty about the exact size of the past, present and future human effect on climate, we do know -- beyond any reasonable doubt -- that the burning of fossil fuels has modified the chemical composition of the atmosphere. The question is not whether, but rather to what extent such changes in atmospheric composition have already influenced the climate of the past century and will continue to influence the climate of the 21st century.

***9** Thus, the uncertainties which Exxon stresses have nothing to do with the fact of human influence on climate change, but rather with the magnitude of the human-induced changes in climate. The fact that there is an element of uncertainty does not indicate that everything about the matter is uncertain. By analogy, we can be uncertain about when the sun will die and our solar system will end without being uncertain about whether the sun will rise tomorrow. We suggest that the various snippets from the IPCC report which are set forth in the Company's Enclosure 4 be read in light of the distinction made by Dr. Santer between, on the one hand, the lack of uncertainty concerning whether human activities affect climate change and, on the other hand, our inability to ascertain exactly the magnitude of such inevitable change. If read in that light, the significance of the snippets evaporates.

In this connection, we note that the Company's quote from its Enclosure 6 (the MIT paper) appears to rely primarily on the interpretation of Dr. Santer's remarks quoted in Science which Dr. Santer has himself repudiated. Furthermore, if one examines the MIT paper as a whole it contradicts Exxon's position. The paper does not contend that there is no proven effect on climate from human activity. Rather, the gist of the paper is that there will be an effect, but the magnitude of that effect is uncertain. (Exactly Dr. Santer's point.) For example, the raison d'etre for the paper is the fact that its authors have conceived a computer model to predict the possible range of climate change during the 21st century. The predictions of this model are set forth in the graph on page 3 of the paper. The computer simulation gives seven possible outcomes, dependent on a variety of variables related to how much greenhouse gases are emitted, uncertainties in the natural climate process etc. Most conspicuous is that all seven computer simulations result in increases in temperature. There is no doubt that the globe will warm. The only question is how large the increase will be. The paper concludes that even though there are a range of possible outcomes, the prudent course would be to initiate now some steps to limit greenhouse emissions.

Thus, the very materials which the Company relies on to establish its case (Dr. Santer and the MIT paper) do not support that case. Rather they both support the fact that human activity is contributing to climate change, although the exact amount of warming cannot be predicted with certainty.

The New York Times of December 12, 1997 quoted John Browne, the CEO of British Petroleum, as follows:

In Mr. Browne's view, it is time for the business world to accept the realities of global warming, which he described as facts backed by "effective consensus among the world's leading scientists and serious and well-informed people".

We urge Exxon, as well as the Staff, to join that consensus of serious and well informed people.

SEC LETTER

***10** 1934 Act / s -- / Rule 14A-8

March 15, **1999**

Publicly Available March 15, **1999**

Re: **Wal-Mart** Stores, Inc.
Incoming letter dated February 10, 1999

The proposal requests the board of directors report on **Wal-Mart's** actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report.

There appears to be some basis for your view that **Wal-Mart** may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if **Wal-Mart** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission on which **Wal-Mart** relies.

Sincerely,

Theresa Regan
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
1999 WL 152447 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 Kmart Corporation
Publicly Available March 12, **1999**

LETTER TO SEC

January 11, **1999**

DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Kmart Corporation - Proposal
Submitted by Aaron M. Epstein
and School Sisters of Notre Dame

Ladies and Gentlemen:
On behalf of Kmart Corporation (the "Company"), we respectfully request that the staff of the Division of Corporation Finance (the "Staff") indicate that it will not recommend any enforcement action to the Commission if the Company omits the shareholder proposal described below from its proxy statement and form of proxy for the Company's 1999 Annual Meeting of Shareholders (the "1999 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

The Proposal

Mr. Aaron M. Epstein and the School Sisters of Notre Dame, stockholders of the Company (together, the "Proponent"), have submitted for inclusion in the 1999 Proxy Materials a proposal (the "Proposal") consisting of a series of six "Whereas" clauses followed by a paragraph stating: "Resolved: The shareholders request the Board of Directors prepare a report at reasonable expense describing Kmart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The report will be made available by November, 1999." The full text of the Proposal is attached hereto as Exhibit A.

Summary

As indicated more fully below, the Company believes that it may properly omit the Proposal from the Company's 1999 Proxy Materials pursuant to (i) Rule 14a-8(i)(10) because the Proposal is moot since the Company has effectively acted in the manner recommended in the Proposal, and (ii) Rule 14a-8(i)(7) because the Proposal relates to the conduct of the ordinary business operations of the Company.

Rule 14a-8(i)(10) - Proposal is Substantially Implemented

Rule 14a-8(i)(10) permits a registrant to omit a proposal that is substantially implemented. As noted above, the Proposal seeks to have "the Board of Directors prepare a report at reasonable expense describing Kmart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights." The Company, through (1) its adoption, publication and distribution to its entire supplier base of the Vendor Workplace Code of Conduct (a copy of which is attached hereto as Exhibit B), (2) its initiation of a third party monitoring program with Cal Safety Compliance Corporation ("Cal Safety"), (3) its preparation of a report (attached hereto as Exhibit C) describing these actions which is being made available to the Proponent and would be made available to any interested shareholder, and (4) its willingness to discuss with interested shareholders the matters addressed in the Proposal, has substantially implemented the Proposal and it may therefore be omitted from the 1999 Proxy Materials pursuant to Rule 14a-8(i)(10).

***2** The Staff has consistently taken the position that shareholder proposals that are similar to the Proposal have been substantially implemented when the relevant companies already had policies and procedures in place relating to the conduct of suppliers and routinely responded to inquiries on matters relating to the subject of the Proposal. See Sears, Roebuck and Co. (February 23, 1998) ("There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(10) [as predecessor to Rule 14a- 8(i)(10)] as moot. We note in particular the Company's representation that it routinely responds to inquiries on matters relating to the subject of the proposal, including presumably any future inquiries by the proponents."), The Limited, Inc. (March 15, 1996) (substantially similar proposal permitted to be omitted from proxy materials pursuant to Rule 14a-8(c)(10) (as predecessor to Rule 14a-8(i)(10)) where the company "adopted, published, disseminated and implemented a policy addressing precisely the matters underlying the proposal," "prepared a collection of materials addressing the issues raised by the proposal more generally," and represented that the company's "management is always willing to discuss with interested shareholders the matters addressed in the proposal."), and The Gap, Inc. (March 8, 1996).

Based on the foregoing, the Company submits that the Proposal has been "substantially implemented" and, therefore, may be omitted from the 1999 Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(i)(7) - Proposal Relates to Conduct of Ordinary Business Operations

Rule 14a-8(i)(7) allows the omission of any proposal that "deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Proposal requests that the "Board of Directors prepare a report at reasonable expense describing Kmart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employee's wages, benefits, working conditions, freedom of association and other rights." The Proposal fundamentally relates to the Company's relations with its vendors and suppliers, and such vendors' and suppliers' relationship with their employees, which is the ordinary business operations of a retailer, and, accordingly, the

Proposal may be omitted from the 1999 Proxy Materials pursuant to Rule 14a-8(i)(7).

In a series of no-action letter requests, the Staff has taken the position that shareholder proposals requesting a report relating to the same subject matter as the Proposal that make reference merely to "compliance mechanisms for vendors, subcontractors and buying agents" have been excludable as relating to the conduct of ordinary business (see **Wal-Mart** Stores, Inc. (March 23, 1998), Toys "R" Us, Inc. (March 18, 1998), Dillard Department Stores, Inc. (March 13, 1997), Kohl's Corp. (March 18, 1997), The Warnaco Group, Inc. (March 9, 1998), and Lands' End, Inc. (March 9, 1998)), while proposals (such as the Proposal) requesting a report relating to such matters that make reference to the words "forced labor, convict labor, or illegal child labor" are not excludable pursuant to Rule 14a-8(i)(7) (see Kohl's Corporation (March 23, 1998) and Dillard Department Stores, Inc. (March 13, 1997)).

***3** In Release No. 34-40018, the Staff has recently acknowledged that "there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the 'ordinary business' exclusion" but that the Staff "will make reasoned distinctions in deciding whether to furnish 'no-action' relief" (emphasis added). The Company submits that no reasoned distinction can be made between the proposals described above which received no-action relief because they did not include certain words and those that did not receive no-action relief because they did include such words, and requests that the Staff reconsider its position with respect to shareholder proposals on this subject.

Based on the foregoing, the Company believes that the Proposal should be excludable under Rule 14a-8(i)(7) as relating to the ordinary business operations of the Company.

Conclusion

For the reasons set forth above, the Company respectfully submits that it may properly omit the Proposal from its 1999 Proxy Materials under Rule 14a-8 and requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company does so. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

In accordance with Rule 14a-8(d), six additional copies of this letter are enclosed, and a copy is being sent to the Proponent. If you have any questions concerning the Proposal or this request, please call the undersigned at (212) 735-2218.

Very truly yours,
David J. Friedman
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
919 Third Avenue
New York 10022-3897
Tel: (212) 735-3000

LETTER TO SEC

March 8, 1999

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Kmart Corporation- Proposal
Submitted by Aaron M. Epstein
and School Sisters of Notre Dame

Ladies and Gentlemen:
I am writing on behalf of Kmart Corporation (the "Company") to respond to the letter dated February 26, 1999 submitted by Professor Paul M. Neuhauser on behalf of Aaron M. Epstein and the School Sisters of Notre Dame (collectively, the "Proponent") relating to a shareholder proposal (the "Proposal") requesting the Board of Directors of the Company "prepare a report at reasonable expense describing Kmart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The report will be made available by November, 1999." The Company had previously delivered to the Staff a letter dated January 11, 1999.
***4** Having reviewed Professor Neuhauser's letter, the Company continues to believe that it is appropriate for the Staff not to recommend enforcement action if the Proposal is omitted from the Company's proxy materials for the 1999 annual meeting of stockholders (the "1999 Proxy Materials").

Rule 14a-8(i)(10)

The Company continues to believe that the Proposal may be excluded from the 1999 Proxy Materials pursuant to Rule 14a-8(i)(10) as substantially implemented by the Company. The Proposal requests the preparation of a report regarding the workplace conditions of its suppliers and that such report be made available to the Company's stockholders. As stated in our prior letter and attached thereto, the Company has prepared such a report and has made it available to Mr. Epstein and other stockholders who have requested information concerning the workplace conditions of its vendors. In addition to its continued responsiveness to inquiries from stockholders, the Company intends to include a statement in its Annual Report to be prepared and sent to stockholders in connection with the 1999 Annual Meeting of Stockholders of the Company, notifying stockholders of the availability of the report.
Based on the foregoing, the Company believes that it has substantially implemented the Proposal and that, therefore, it may be omitted from the 1999 Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8 (i)(7)

For the reasons set forth in our letter dated January 11, 1999, the Company continues to believe that the Proposal is excludible under Rule 14a-8(i)(7).

A copy of this letter is being sent to Professor Paul Neuhauser via facsimile transmission, with an original copy being sent to the Proponent and Professor Neuhauser via certified mail.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Very truly yours,
David J. Friedman

LETTER TO SEC

March 12, **1999**

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Re: Kmart Corporation- Proposal
Submitted by Aaron M. Epstein
and School Sisters of Notre Dame

Ladies and Gentlemen:

I am writing on behalf of Kmart Corporation (the "Company") to respond to the letter dated March 10, 1999 submitted by Professor Paul M. Neuhauser on behalf of Aaron M. Epstein and the School Sisters of Notre Dame (collectively, the "Proponents") relating to a shareholder proposal (the "Proposal") requesting the Board of Directors of the Company "prepare a report at reasonable expense describing Kmart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights. The report will be made available by November, 1999." The Company had previously delivered to the Staff letters dated January 11, 1999 and March 8, 1999.

***5** Having reviewed Professor Neuhauser's letter, the Company continues to believe that it is appropriate for the Staff not to recommend enforcement action if the Proposal is omitted from the Company's proxy materials for the 1999 annual meeting of stockholders (the "1999 Proxy Materials").

In particular, the Company continues to believe that the Proposal may be excluded from the 1999 Proxy Materials pursuant to Rule 14a-8(i)(10) as substantially implemented by the Company. While the Proponents may be concerned about the issues raised by the subject matter of the Proposal, the fact is that the Company has prepared a report "describing Kmart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, or child labor, or who fail to comply with laws protecting their employees' wages, benefits, working conditions, freedom of association and other rights." Furthermore, this report is, and will continue to be, available to interested shareholders.

Based on the foregoing, the Company believes that it has substantially implemented the Proposal and that, therefore, it may be omitted from the 1999 Proxy Materials pursuant to Rule 14a-8(i)(10).

A copy of this letter is being sent to Professor Paul Neuhauser via facsimile transmission, with an original copy being sent to the Proponents and Professor Neuhauser via certified mail.

If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Very truly yours,
David J. Friedman

LETTER TO SEC

February 26, **1999**

SECURITIES & EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
ATT: CAROLYN SHERMAN, ESQ.
OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
Re: Shareholder Proposal Submitted to Kmart Corporation

Dear Sir/Madam:

I have been asked by the School Sisters of Notre Dame and Mr. Aaron M. Epstein (which institutional investor and individual are hereinafter jointly referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Kmart Corporation (hereinafter referred to as "Kmart" or the "Company"), and who have jointly submitted a shareholder proposal to Kmart, to respond to the letter dated January 11, 1999, sent to the Securities & Exchange Commission by Skadden, Arps, Slate, Meagher & Flom on behalf of the Company, in which Kmart contends that the Proponents' shareholder proposal may be excluded from the Company's 1999 proxy statement by virtue of two subparagraphs of Rule 14a-8.

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Kmart's 1999 proxy statement and that it is not excludable by virtue of either of the cited subparagraphs of Rule 14a-8.

BACKGROUND OF THE PROPOSAL

***6** There are few public policy issues affecting corporations which are as prominent as the "Sweatshop" issue. The issue has a long history. The Triangle Shirtwaist fire in New York in 1911 in which 145 persons were killed is generally conceded to have started the movement in the United States to end sweatshop conditions and to assure employees of a safe workplace and humane working conditions. Eighty-eight years after the Triangle Shirtwaist fire, these issues still remain, both in the United States and abroad.

In the United States, the issue recently received enhanced prominence when, in the words of then Secretary of Labor, Robert B. Reich:

On August 2, 1995, Americans were shocked to learn of the slave-like conditions of garment workers in El Monte, California. A secret - long untold and denied - had been revealed. Sweatshops, part of the garment industry's past, continue to be a tragic part of the industry's present.

On November 9, 1995, a Federal Grand Jury indicted the operators of the El Monte plant and charged them with kidnaping (18 U.S.C. 1201) and peonage (18 U.S.C. 1581, 1584), charges which could result in life imprisonment. Nor was the El Monte raid an isolated event. On August 23, three other sweatshop raids in the Los Angeles area resulted in the arrest of numerous others and the discovery of a 12 year old girl who worked in one of the factories from 8:00 a.m. till 5:30 p.m. Monday through Friday and part of the day on Saturday. Furthermore, a 1996 random Labor Department survey found that 43% of garment factories in California failed to pay the minimum wage and more than half had not paid overtime wages.

The United States Department of Labor issued a press release on October 16, 1997 which announced "the results of the first-ever investigation" of compliance by New York City's garment industry with the Fair Labor Standards Act. The results showed that 63% of the manufacturers in New York City violate the overtime or minimum-wage laws.

The press release quoted Secretary Herman as stating:

Through effective monitoring and other efforts, all levels of the industry and the government must commit to work in partnership to ensure that these hard-working garment workers are protected...

The next day, The New York Times story on the matter reported:

At a news conference, Ms Herman painted a picture of an industry that still resembles the sweatshops of the early 1900's when immigrant laborers often toiled 70 hours a week in unsafe conditions for minimal pay.

Abroad, conditions are often even worse. In a recapitulation of the Triangle Shirtwaist tragedy, 188 persons were killed in 1993 in a fire at a toy factory in Bangkok. Also in 1993, 87 persons were killed at a fire in a toy factory in Shenzhen, China.

The United States government has reacted to the sweatshop problem, and other workplace issues, in a number of ways. There was considerable legislation introduced into the 104th Congress. For example, S. 706 in the 104th Congress, introduced by Senator Harkin of Iowa on behalf of himself and a bipartisan group of seven other Senators, would have prohibited the importation of goods produced abroad with child labor; its companion bill in the House, H.R. 2065, was sponsored by 34 representatives. Bills to encourage labeling of garments to show that they are not made in sweatshops were introduced in the House as H.R. 4125 (67 co-sponsors) and in the Senate as S.2094. Another sweatshop bill to make garment manufacturers liable for the actions of their contractors was introduced as H.R. 4166 (54 co-sponsors) and S. 2127. A bill to prohibit imports of sweatshop manufactured goods was introduced as H.R. 4307. See also H.R. 910, H.R. 3812, H.R. 3843; cf. H.R. 1049, H.R. 3294, H.R. 4037. In addition, both H.R. 2202, passed by the House 333-87 (Section 131) and S 1664, passed by the Senate 97-3, (Section 133) contained provisions which would double the penalties for peonage (18 U.S.C. 1881, 1584) and require the United States Sentencing Commission to examine the guidelines for those offenses with a view to strengthening their deterrent effect.

*7 The President of the United States, following several White House conferences and consultations with business, established in 1995 the Model Business Principles Program, to be administrated through the Department of Commerce, pursuant to which the government "encourages all businesses to adopt and implement voluntary codes of conduct for doing business around the world", including:

1. Provision of a safe and healthy workplace.

2. Fair employment practices, including avoidance of child and forced labor and avoidance of discrimination based on race, gender, national origin or religious beliefs; and respect for the right of association and the right to organize and bargain collectively.

In direct response to the sweatshop issue, the President of the United States held a special rose garden press conference on August 2, 1996, attended by, among others, Labor secretary Robert Reich, the CEO's of a number of companies, Kathie Lee Gifford, and members of Congress. At that press conference, he stated:

I just had a very productive meeting with representatives of some of our nation's largest apparel and footwear companies, as well as representatives of labor, consumer, human rights and religious groups. They all accepted my invitation to meet here today to deal with an issue that is rightly on the minds of millions of American consumers. Just a year ago today, the discovery of more than 70 people working in virtual slavery behind barbed wire in a garment factory in El Monte, California, awakened Americans to the fact that some of the clothes and shoes they buy are manufactured by people who work under deplorable conditions. The well-documented episode involving Kathie Lee Gifford also awakened many people to this problem.

We all are outraged by these awful revelations, but as leaders we have a responsibility to do something about them. When Kathie Lee learned that some of the garments with her name on them we're being produced under terrible working conditions, she didn't bury her head in the sand. Instead, she reacted quickly, decisively, and responsibly. That's what all the rest of us must do as well.

Our nation has always stood for human dignity and the fundamental rights of working people. We believe everyone should work, but no one should have to put their lives or health in jeopardy to put food on the table for their families. That's why I am pleased to announce that the companies gathered here today have agreed to begin working together to put an end to this terrible problem.

They have agreed to do two things. First, they will take additional steps to ensure that the products they make and sell are manufactured under decent and humane working conditions. Second, they will develop options to inform consumers that the products they buy are not produced under those exploitative conditions....

Human and labor rights are not brand names. They are the most basic products of our democracy. I want to compliment the companies that are here that have pledged to live up to their responsibilities. And I want to see the results they produce.

*8 The ultimate test of their commitment will be for them to produce tough criteria to make sure that sweat shops are not used and to make sure consumers know it. And then what we want to do is to persuade others in this country to follow their lead and to find ways to make sure, again, that consumers know it.

I don't know what final strategies they will come up with. I do hope they'll develop measures that might include labels, clear signs in stores or other means of getting the information directly involved to consumers so that consumers at the point of sale have an opportunity themselves to be responsible citizens in their purchases.

This a good start. As I said before, we know that the first job of business is to produce a profit. That is the foundation of our free enterprise system. But for the system to succeed, good corporations must also be good citizens. Our success in the 21st century depends more than ever on the right kind of partnership between all of us to make America the place it ought to be and to set a standard for the entire world.

....Today, we are embarking on a new partnership. I hope that it will become a vital part of the battle against sweatshops here in the United States and against abusive working conditions and particularly child labor everywhere in the world.

The President's suggestion that clothes be labeled as sweatshop-free suggests the possibility of consumer boycotts of products not so labeled. That suggestion was made explicit on March 25, 1996, when then Secretary of Labor, Robert B. Reich, in a letter addressed to "Dear Concerned Americans", after noting that some manufacturers and retailers "monitor the work practices of their contractors who make garments", called on all Americans to boycott goods produced by sweatshops:

I am asking for your help. I am asking you to exercise your right as a consumer to avoid buying goods produced in sweatshops.

That such a boycott might have very wide appeal is illustrated by a statement on the first page of the Wall Street Journal of August 22, 1996, which reported that:

Clothing labels that would tell consumers that the apparel was made by socially responsible manufacturers (not sweatshops) are favored by about two-thirds of Americans, says a survey from Ohio State University in Columbus.

Furthermore, according to Business Week (November 26, 1996), a survey (with a reported margin of error of plus or minus 3%) done by Marymount University revealed that "if consumers knew a retailer sold garments that were made in sweatshops, nearly four out of five would avoid shopping there" and that "83% of consumers would be willing to pay an additional $1 on a $20 item if they knew the garment was not made in a sweatshop". The report also noted that "there has been a significant increase from [a prior survey] in the percentage of shoppers who believe that retailers should be held at least partially responsible for curtailing sweatshops".

*9 As an illustration of the problems which registrants may confront in the area, the AP reported on February 21, 1997, that the grand opening of a new Nike superstore in San Francisco had turned out not to be the pubic relations event that the company had planned, but rather an occasion for protest, including the announcement of an AFL-CIO sponsored national boycott of Nike until wages are raised and working conditions improved in the Indonesian factories which make the shoes.

In addition to boycott problems, there is also the problem of unfair competition by those engaged, or whose contractors are engaged, in exploitative labor practices. As Secretary Reich said in his March 25, 1996, letter to all Americans:

But the firms that utilize and tolerate sweatshops make it harder for honest shops to compete in the marketplace.

Additionally, it should be noted that then Labor Secretary Robert Reich held a Press Conference on September 19, 1996, at which he appeared with representatives of several investment managers which have some $53 billion under management and which are determined to pressure registrants to change their ways with respect to sweatshop issues. (Such concern with workplace issues is not limited to members of the social responsibility in investments community. The Wall Street Journal reported on September 20, 1996 that CALPERS has adopted a "good workplace practices program" which it will apply to its portfolio.) At the Reich September 19 press conference investment managers said that they would file shareholder proposals on the sweatshop issue, and such a course of action was endorsed by the Secretary of Labor, who stated that:

The American people have a role to play in eradicating sweatshops not just as consumers but also as investors.

A BNA report of the press conference quotes Secretary Reich, after having lauded investors who plan to file shareholder proposals concerning sweatshop issues, as saying "nothing concentrates [the mind of] a chief executive officer like a call from a major shareholder".

On November 3, 1998, the White House Apparel Industry Partnership announced a final agreement on labor and environmental standards and monitoring principles. This agreement created a new non-profit entity, the Fair Labor Association, to oversee monitoring of the Partnership's code of conduct and to evaluate corporate performance. However, although this action was approved by a majority of the members of the Partnership, it was condemned as inadequate by other members of the Partnership.

Amidst all of the celebrations surrounding the 50th anniversary of the Universal Declaration of Human Rights, adopted by the General Assembly of the United Nations on December 10, 1948, it is worth pointing out that two of the universal human rights described in that Declaration are relevant to sweatshops:

Article 23 of the Declaration:

(1) Everyone has the right... to just and favorable conditions of work...

***10** (3) Everyone who works has the right to just and favorable remuneration insuring for himself and his family an existence worthy of human dignity...

(4) Everyone has the right to form and to join trade unions for the protection of his interests.

Article 25 of the Declaration:

(1) Everyone has the right to a standard of living adequate for the health and well being of himself and of his family...

One should also note that the United States has ratified the International Labor Organization treaty on the Abolition of Forced Labor.

A small random sampling of more recent events include:

Demonstrations and a sit-in at the president's office at Duke University protesting an allegedly weak code of conduct for apparel makers who make garments using the University's logo. (The New York Times, January 31, 1999).

A demonstration and 95 hour sit-in at the University of Wisconsin (Madison) which culminated on February 12 with the Chancellor of the University reversing prior policy and agreeing to change the University's Code of Conduct for manufacturers of garments bearing the University logo.

A demonstration on the same topic at Georgetown. (The New York Times, January

31, 1999)

A demonstration on the same topic at Princeton University. (The New York Times, February 17, 1999)

A march down New York's Fifth Avenue protesting sweatshops during the height of the Christmas shopping season (National Pubic Radio, December 11, 1998)

On December 10, President Clinton issued a proclamation on the 50th Anniversary of the Universal Declaration of Human Rights, in which he called for "an end to sweatshop conditions both in the United States and abroad".

The December 8 edition of The Boston Globe reported on the campaign initiated by the Bangor, Maine, City Council to have stores place decals in their windows to announce the "store's partnership in the city's drive to end sweatshop conditions at clothing factories around the world".

The Department of Labor publishes quarterly a "Garment Enforcement Report" detailing enforcement statistics. The most recently published report, covering the period ended June 30, 1998, revealed that there were violations at 126 manufacturers out of the 232 investigated during the quarter. As a result of the quarter's investigations, 2,028 employees received back wages totaling more than $700,000 and fines in excess of $100,00 were imposed.

The lawsuit described below.

CLASS ACTION RICO LAWSUIT

On January 20, 1999, the United States Department of Labor announced that it had "recovered more than $2.1 million for 1,315 Saipan workers [in 1998] in its crackdown on labor violations" in Saipan. In addition to the usual minimum wage and overtime problems, Secretary Herman cited illegal practices such as "requiring workers to work 'off the clock', confining them to living quarters...requiring them to clean barracks... deducting from their wages fees connected with their recruitment...and charging excessive fees for room and board".

***11** The New York Times reported on January 14, 1999, that :

Apparel workers and human rights groups yesterday filed the biggest legal challenge ever against sweatshops on American soil, accusing... prominent companies of conspiring to place thousands of workers in involuntary servitude and otherwise mistreat them to hold down production costs.

The class-action litigation asserts that 18 American retailers and apparel companies engaged in a racketeering conspiracy with factory owners in the Northern Marianas Islands, an American commonwealth near the Philippines, to deprive 15,000 apparel workers there of basic rights.

The action...seeks more than $1 billion in damages and is based on work by private investigators, testimony from apparel workers and reports from the Labor Department and the Interior Department....

Despite the sweep of the lawsuit, it is not the first time that conditions at the factories have been scrutinized. The Labor Department has cited the islands' garment manufacturers for more than 1,000 safety violations in recent years, and has gotten one manufacturer to repay its workers $9 million in unpaid wages.

...the lawsuits describe a grim picture in the Marianas: the workers, predominately young women...often work 12 hours a day and seven days a week - and sometimes without pay if they fall behind on their quotas.

These workers...often live seven to a room in dreary barracks that are surrounded by inward-facing barbed wire. The lawsuits maintain that some companies, eager to make sure that workers remain productive, have forced pregnant workers to have abortions.

...foremen often limit the number of bathroom breaks and...exits are sometimes locked, creating dangers in case of fire.

Apparel industry experts said the lawsuits were a public relations blow to an industry eager to shed its sweatshop-tinged image. In the lawsuit, prestigious companies ...[have] been named in a civil racketeering lawsuit that essentially accuses them of conspiracy to place workers in peonage....

The San Francisco chronicle sent a reporter to Saipan, who reported in the January 22, 1999, edition of that paper about an interview with one of the plaintiffs:

She was forced to work long hours of unpaid overtime in order to meet her production quotas. Her supervisor yelled constantly and beat workers "whenever he felt like it" she said. He also forced her and others to "lend" him money that was never repaid.

In the company dormitory where 120 workers lived, eight to a room, conditions were primitive: Food was unsanitary, and there were a total of three working toilets....

As she worked 12- to 16-hour days...she was trapped in an insidious system that gives the islands' employers near-total control... If they are fired for any reason, they are almost immediately deported to their home countries....

The controversy illustrates how multinational corporations have spurred -- and become dependent on -- the large-scale flow of migrant labor across international borders. With this flow increasingly dominated by organized crime and corrupt governments, corporations sometimes find themselves complicite in a complicated web of abuses committed by their subcontractors, human-rights groups say....

***12** But the U.S. Labor department said Wednesday that it had been forced to intercede last year after five island employers refused to pay more than $2.1 million in overtime pay owed to 1,315 workers.

In a statement, labor secretary Alexis Herman said: "We must stop the exploitation of workers on these islands....

In summary, it would be hard to find any issue on which Americans are more united than in opposition to sweatshops and the profiteering which results from their utilization. The issue of sweatshop labor therefore presents a major policy challenge to those companies which sell goods which are of the type that are often produced in sweatshops.

RULE 14a-8(c)(7) IS INAPPLICABLE TO THE PROPOSAL

There can be little doubt but that the Proponents' shareholder proposal raises significant policy issues. Not only does it address the sweatshop issue described above; it also address the fact that in some instances there is the use of forced labor and child labor.

It is therefore not surprising that the Staff has recently opined that shareholder proposals on these issues cannot be excluded by virtue of Rule 14a-8(c)(7). Thus, in Kohl's Corporation (March 23, 1998) the Staff refused to exclude on (c)(7) grounds a shareholder proposal which was essentially identical to, but more detailed than, the one which the Proponents' have submitted to

Kmart. See, also, Sears, Roebuck and Co. (February 16, 1999); CBS Corporation (February 12, 1999); R.R. Donnelley & Sons Company (January 14, 1999); Chrysler Corporation (February 18, 1998).

For the foregoing reasons, the Proponents' shareholder proposal is not excludable by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(10) IS INAPPLICABLE TO THE PROPOSAL

The burden of proof is on the registrant to establish the applicability of any of the exclusions, including (i)(10), set forth in Rule 14a-8(i). See Rule 14a-8(g).

Kmart has failed to meet this burden of proof. The Proponents' shareholder proposal requests that the Company prepare a report for distribution to the shareholders. The Company claims that it will answer inquires from shareholders, but makes no representation that it will either send the report to all shareholders or, at the least, inform them of its availability. Unless the shareholders know that such a report is available, the Company might as well label it "top secret" and declare it unavailable, since no shareholder would know to ask for it. Compare Rule 14a-3(b)(10) (Registrant must inform shareholders, in bold face type, of the availability of its Form 10-K.) Thus, the Staff stated in Mobil Corporation (February 9, 1989):

In the absence of a representation that the Company prepares and makes available to its shareholders a report containing all of the information required by the proposal, this Division does not believe that the proposal may be deemed to be "substantially implemented."

More recently, Sears, Roebuck and Company put forward an argument identical to that advanced by Kmart. Sears' argument was rejected by the Staff. Sears, Roebuck and Company (February 16, 1999). The 1998 no-action letter to Sears cited by the Company involved a different fact situation. In that case, Sears specifically stated that it "both made such information available to its shareholders upon their request, and has publicized the availability of such information". (Emphasis supplied.) Sears Roebuck and Company (February 23, 1998). Neither Kmart nor Sears in 1999 averred that it would publicize to its shareholders the availability of the information. A report, the existence of which the shareholders are ignorant, is not available, as a practical matter, to the shareholders. Therefore, neither Sears in 1999, nor Kmart, have substantially implemented the respective proponent's proposal.

***13** In this connection, it should be noted that the Company's Exhibit B will never be seen by shareholders; it states (bottom of each page) that it is "TO BE POSTED AT ALL KMART SUPPLIER FACILITIES". The crux of Exhibit C, which shareholders are equally unaware of, and which apparently has never been sent to any shareholder other than via a copy of the Company's request for a no- action letter, is the claim that Kmart has an adequate Code of Conduct monitored by a third-party. This is not responsive to the Proponent's shareholder proposal, which calls for disclosure. In addition, the Staff should not be unduly impressed with this claim. The third-party monitoring firm, Cal- Safety, is acquiring a reputation for being the inspector of choice for those operating illegal sweatshops.

Thus, Julie Su, an attorney with the Asian-Pacific-American Legal Center in Los Angeles, claims that before the El-Monte raid, Cal-Safety had inspected the "front shop", or publicly-accessible factory outlet, for the factory which was subsequently raided, without detecting that the quantity of goods available at the "front shop" could not possibly have been produced on the front-shop premises. See Exhibit A to this letter.

Furthermore, on December 1, 1998, The Los Angeles Times published a lengthy article on the bankruptcy of a firm called Trinity Knitworks. In that article, the L.A. Times noted:

... Private inspectors hired by Disney and other firms to monitor workplace conditions failed to notice that workers were not being paid....

Eventually, some employees filed claims with the sate Department of Industrial Relations.

State inspectors arrived July 13, and the company was cited for minimum wage violations involving 142 workers...

But as representatives of Disney and the other firms kept close watch over production details, such as placement of insearns, hemlines and zippers, monitors hired by the companies failed to notice Trinity workers were not being paid....

Private compliance firms have sprung up in recent years as clothing manufacturers and retailers seek to avoid embarrassing links to sweatshop labor....

CSCC [Cal-Safety] inspectors arrived at Trinity on Sept 9, one day after federal and state labor inspectors. It was two months after state labor inspectors cited Trinity for multiple violations.

Joe A. Razo, California's deputy labor commissioner, said, "You'd have to be pretty blind not to know what was happening to Trinity by September."

Nonetheless, the private monitor gave Trinity a clean bill of health, said [[the] executive director of CSCC. He said that monitors were denied full access to records, not an unusual scenario.

If Cal-Safety routinely gives a clean bill of health to factories which refuse it access to their records, it would appear that third-party monitoring by them is a sham. Which illustrates why the shareholders need a full and complete report from Kmart addressing the question of whether the Company has taken effectual action to prevent sale by it of garments produced by sweatshop, forced or child labor.

***14** It should also be noted, as pointed out above, that on November 3, 1998, the White House Apparel Industry Partnership announced a final agreement on labor and environmental standards and monitoring principles. This agreement created a new non-profit entity, the Fair Labor Association, to oversee monitoring of the Partnership's code of conduct and to evaluate corporate performance. It contemplates a regime of genuine monitoring. However, Kmart has failed thus far to join this more objective monitoring process, nor has it insisted that all of its suppliers do so. It is therefore apparent that Kmart does not have a genuine monitoring process in place. It has, at best, a paper policy.

For the foregoing reasons, the Proponents' shareholder proposal cannot be excluded by virtue of Rule 14a-8(i)(10)

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076 with respect to any questions in connection with this matter or if the staff wishes any further information.

Very truly yours,
Paul M. Neuhauser
Attorney at Law

SEC LETTER

1934 Act / s -- / Rule 14A-8

March 12, **1999**

Publicly Available March 12, **1999**

Re: Kmart Corporation
Incoming letter dated January 11, 1999

The proposal requests the board of directors report on Kmart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report.

There appears to be some basis for your view that Kmart may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if Kmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission on which Kmart relies.

Sincerely,

Dennis Bertron
Attorney Adviser

Securities and Exchange Commission (S.E.C.)
1999 WL 150302 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

*1 **Chrysler** Corporation
Publicly Available February 18, **1998**

LETTER TO SEC

December 23, 1997

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington, D. C. 20549
Attention: Office of Chief Counsel
Re: **Chrysler** Corporation
Commission File 1-9161
Stockholder Proposal of Congregation of the Sisters of Charity of the Incarnate Word

Ladies and Gentlemen:
Pursuant to Rule 14a-8(d)(17 CFR 240.14a-8) under the Securities Exchange Act of 1934, **Chrysler** Corporation ("**Chrysler**") submits for filing six (6) copies of each of the following:

1. An undated letter from the Congregation of the Sisters of Charity of the Incarnate Word to **Chrysler** which contains a proposal (the "Proposal") for submission to the stockholders at **Chrysler's** 1998 Annual Meeting of Stockholders; and
2. This letter which constitutes a statement of the reasons **Chrysler** deems it proper to omit the Proposal from its proxy statement and form of proxy for **Chrysler's** 1998 Annual Meeting of Stockholders.

The Proposal would require the Board of Directors to review or amend **Chrysler's** code or standards for its international operations and present a report to its shareholders by September 1998.

Reasons for Omission

1. Rule 14a-8(a)(3)(i) - - Violation of Time Requirement

Rule 14a-5(e) requires a registrant to disclose in its proxy statement the date by which proposals of security holders intended to be presented at the next annual meeting must be received by the registrant for inclusion in the proxy statement and form of proxy relating to that meeting. Under Rule 14a- 8(a)(3)(i) a proposal is not eligible for inclusion in a registrant's proxy statement unless it is received by the registrant before that date, which may not be less than 120 calendar days in advance of the date of the registrant's proxy statement released to security holders in connection with the previous year's annual meeting.
Chrysler's April 11, 1997 proxy statement clearly stated that stockholder proposals to be considered for inclusion in proxy soliciting material for

Chrysler's 1998 annual meeting must be received at its offices in Auburn Hills, Michigan before December 12, 1997, i.e. a date which is not less than 120 calendar days in advance of April 11. **Chrysler** did not receive the Proposal by December 12, 1997. In fact, the date on the attached letter from Fayez Sarefim & Co. is December 11, 1997 (one day before the deadline). A copy of page 44 of **Chrysler's** 1997 proxy statement, together with a copy of the Fayez letter, as well as **Chrysler's** dated receipt stamp on the Proposal are attached for your reference.

Since the Proposal was not received by **Chrysler** on a timely basis, **Chrysler** may exclude the Proposal from its proxy solicitation materials on the basis of the Proponent's failure to comply with Rule 14a-8(a)(3).

2. Rule 14a-8(c)(7) - - Ordinary Business Operations.

Under Rule 14a-8(c)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the ordinary business operations of the registrant. The Proposal states that **Chrysler** should "develop comprehensive codes of conduct to guide the formulation of company policies, programs, and practices to address the new challenges they face in the global marketplace." The Proposal would require the Board of Directors to review or amend **Chrysler's** code or standards for its international operations and present a report to its shareholders by September 1998. The Proposal states that the "review" should include the following areas: policies designed to protect human rights, company employment practices, standards regarding workers' health and safety, practices related to environmental issues, training programs, and compliance procedures. Since the Proposal deals with the establishment of an international code of conduct involving employment practices and company policies, activities that are all within the ordinary business operations of **Chrysler**, we believe the Proposal clearly falls within the parameters of the ordinary business exception contained in Rule 14a-8(c)(7).

***2** A. The staff determined that almost identical proposals were excludable in 1997.

In 1997, the Staff concluded that an almost identical proposal relates to the conduct of the ordinary business of the registrant and therefore may be excludable under Rule 14a-8(c)(7), **Chrysler** Corporation (January 8, 1997, January 13, 1997, and January 23, 1997), Johnson & Johnson (February 4, 1997), and General Electric Corporation (January 28, 1997). The differences between the current Proposal and the proposals which the Staff concluded in 1997 as "ordinary business" proposals, include the ordering of items 1-6 as they appear in the Proposal and a request that the Company report on the employment of children under the age of 15 and establish a compliance program. These differences do not change the nature of the Proposal. The Proposal is directed at matters relating to the conduct of **Chrysler's** ordinary business operations (i.e. employment-related matters).

B. The preparation and publication of a code of ethics constitutes "ordinary business".

The Staff has consistently determined that proposals for the adoption of codes of ethics which would apply to relations between a company and its employees, customers, stockholders or the public may be excluded pursuant to Rule 14a-8(c)(7) because they relate to matters involving ordinary business operations. USX Corporation (December 28, 1995), Barnett Banks, Inc. (December 18, 1995), McDonald's Corporation (March 19, 1990), NYNEX Corporation (February 1, 1989) and Transamerica Corporation (January 22, 1986).

The proponent in USX requested that the Board adopt and maintain a code of ethics. USX maintained an extensive set of policies in the areas covered by the proposed code of ethics, specifically employee/employer relations, customer and business relationships, and the conduct of management generally. USX by means of its corporate policies and codes of conduct made such conduct part of its ordinary business operations. Accordingly, the staff permitted USX to exclude the proposal under Rule 14a-8(c)(7).

In Barnett, the Staff determined that a proposal that a company prepare and issue a comprehensive code of ethics for public dissemination falls under the purview of a company's ordinary business operations and did not recommend enforcement action to the Commission if the company omitted the proposal from its proxy materials.

In McDonald's, the Staff noted that the proposal was directed at the content and the implementation of standards on such matters as the conduct of the company's management, its employee/employer relations and its customer and business policies, and cited the company's "existing policies with respect to the conduct of directors and officers, employment policies on affirmative action and equal employment opportunity and various other organizational policies, department and committees" in determining the matter to be one of ordinary business operations. The fact that McDonald's had established policies in these areas was important to the Division's determination.

***3** Like USX Corporation, Barnett Banks, and McDonald's Corporation, **Chrysler** has extensive company policies and a code of ethics that govern the entire corporation. In addition, **Chrysler** has an extensive compliance program to ensure the enforcement of company policies.

See Attachment A for a summary of **Chrysler's** corporate policies, business philosophy, code of ethics, and compensation policy. Also, please see Attachment A for an overview of **Chrysler's** extensive Compliance Program. This Compliance Program serves to ensure that **Chrysler's** employees adhere to various policies. All of these items are available to any interested party. In addition, **Chrysler** has established a special International Business Practices Committee to cover issues specifically related to **Chrysler's** foreign operations.

The areas covered by the Proposal: policies designed to protect human rights, company employment practices, standards regarding workers' health and safety, practices related to environmental issues, training programs, and compliance procedures, constitute ordinary business operations at all of **Chrysler's** facilities, including **Chrysler's** international facilities.

Because the Proposal concerns the adoption of a code of standards involving matters that relate to the ordinary business operations of **Chrysler**, we believe that the Proposal should be excluded under Rule 14a-8(c)(7).

C. The development review of an international code of conduct constitutes "ordinary business".

The Staff has advised several registrants that proposals relating to the MacBride Principles, principles which are similar to the international code of conduct proposed by the proponent, may be omitted from proxy materials under Rule 14a-8(c)(7). BE Aerospace (May 31, 1995), Xerox Corporation (March 25, 1993), United Technologies Company (February 19, 1993), and Unisys Corporation

(February 19, 1993). The MacBride principles provide for guidance on employment practices and procedures to ensure a non-discriminatory environment in operations located in Northern Ireland. Despite the fact that these proposals raised important social issues, the Staff concluded that they could be excluded as dealing with the conduct of ordinary business operations. Since the Proposal requires **Chrysler** to review or amend its international code of standards, an aspect of **Chrysler's** ordinary business operations, we believe that the Proposal should be excluded under Rule 14a-8(c)(7).

D. A review and report of a company's employment practices constitutes "ordinary business".

The Division sets forth its interpretation of the application of Rule 14a-8(c)(7) to employment-related proposals even if they are tied to a social issue in Cracker Barrel Old Country Store, Inc. (October 13, 1992). In Cracker Barrel, the staff stated that "the fact that a shareholder proposal concerning a company's employment policies and practices for the general work force is tied to a social issue will no longer be viewed as removing the proposal from the realm of ordinary business operations" and that "determinations with respect to such proposals are properly governed by the employment-based nature of the proposal."

***4** Since Cracker Barrel, the Staff did not recommend enforcement in connection with a proposal requesting Delta Air Lines Inc. (July 27, 1995) to prepare a report on its affirmative action policies and programs, on the grounds that the proposal was employment related. Recently, the Staff reached the same conclusion for similar proposals in Union Pacific Corporation (December 8, 1995), Eastman Kodak Company (December 28, 1995), and American Brands, Inc. (December 28, 1995). In concluding that such proposals could be omitted under Rule 14a-8(c)(7), the Staff reasoned that such proposals were "employment related" for purposes of applying this Rule.

Like the proposals in Cracker Barrel, Union Pacific, Eastman Kodak, and American Brands, the Proposal requires **Chrysler** to provide information that involves employment policies and practices. Since the Proposal requires **Chrysler** to review and provide information on items that are employment related and that deal with the ordinary business operations of **Chrysler**, we believe the Proposal should be omitted under Rule 14a-8(c)(7).

E. Disclosure of information to a shareholder constitutes ordinary business.

Reports to shareholders, such as the report requested by the Proposal, constitute another aspect of the ordinary business operations of **Chrysler**, namely, communicating with shareholders. The Staff has determined that the flow of information to shareholders constitutes ordinary business. Santa Fe Southern Pacific (January 30, 1986) and Minnesota Power & Light Company (March 12, 1992).

3. Rule 14a-8(c)(10) - Mootness.

Rule 14a-8(c)(10) permits the exclusion of proposals which have been rendered moot. A proposal is moot if it has been "substantially implemented" by the registrant. See Exchange Act Release No. 20091, paragraph II.E.6, August 16, 1983. The determining factor is whether the registrant's policies, practices, and procedures compare favorably with the guidelines set out in the proposal. See Texaco, Inc. (March 18, 1991).

All of **Chrysler's** operations are governed by practices and policies and the compliance program set forth in Attachment A. These policies and the compliance program address the topics covered in the Proposal. **Chrysler's** practices and policies do compare favorably with the proposed areas of review set forth in the Proposal. Moreover, the areas addressed by the Proposal are regulated by the laws of the United States and the laws of each country in which **Chrysler** is doing business.

In addition, although **Chrysler** has a presence in many countries, **Chrysler** no longer operates any maquiladoras, having sold those operations five years ago.

For the above reasons, **Chrysler** believes that the Proposal should be excluded under Rule 14a-8(c)(10).

4. Rule 14a-8(c)(11) - Duplicative.

Rule 14a-8(a)(11) states that a registrant may omit a proposal if the proposal is substantially duplicative of a proposed previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy material for the meeting. The Proposal is identical to the proposal received by **Chrysler** from the School of Sisters of Notre Dame (the "Notre Dame Proposal"). The Notre Dame Proposal is the subject of a request by **Chrysler** that the Staff not recommend enforcement action on the basis that **Chrysler** can exclude such proposal from its proxy statement under Rule 14a-8(a)(7) (ordinary business) and Rule 14a-8(c)(10) (mootness). This Proposal was received second in time to the Notre Dame Proposal.

***5** In the event that the Staff is unable to advise **Chrysler** that it would not recommend an enforcement action with respect to omission of the Notre Dame Proposal, and **Chrysler** includes the Notre Dame Proposal in its proxy materials, then **Chrysler's** requests that this proposal may be omitted from its proxy statement under Rule 14-8(a)(11).

* * *

Accordingly, **Chrysler** requests that the Division of Corporate Finance issue a response to this letter stating that it will not recommend enforcement action to the Commission if **Chrysler** omits this Proposal from its 1998 proxy soliciting materials.

I am sending a copy of this letter to the proponent as notice of **Chrysler's** intention to omit the Proposal for its 1998 proxy soliciting materials. I am also enclosing an additional copy of this letter and ask that you please date stamp and return it to me in the enclosed self addressed envelope.

Please call me at 248/512-3982 if you have any questions with regard to this matter. In my absence, please contact Thomas E. Gunton, Senior Staff Counsel, at 248/512-3980.

Very truly yours,
Julie A. Kozlowski
Staff Counsel
CHRYSLER CORPORATION
1000 **Chrysler** Drive
Auburn Hills MI 48326-2766

ENCLOSURE

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17CFR 240.14a-8], as with other matters under proxy rules, is to aid those who must comply with the rule offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a partclular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exlcude the proposals from the Company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(d) does not specifically provide for any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action reponses to Rule 14a-8(d) submissions reflect only informal views. The determinations reached in these no action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy material. Accordingly, a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the comapny in court, should the management omit the proposal from the company's proxy material. The Commission staff's role in the shareholder process is explained futher in this statement of the Division's Informal Procedures for Shareholder Proposals.

SEC LETTER

***6** 1934 Act / s -- / Rule 14A-8

February 18, **1998**

Publicly Available February 18, **1998**

Re: **Chrysler** Corporation (the "Company")
Incoming letter dated December 23, 1997

The proposal requests that the board initiate a review of the Company's code or standards for its international operations and prepare a report to be made available to shareholders by September 1998.

There appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(7). The staff notes in particular that, although the balance of the proposal and supporting statement appears to address matters outside the scope of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(c)(7), we will not recommend enforcement action to the Commission if the Company omits the entire proposal from its proxy materials in reliance upon rule 14a-8(c)(7). It is unnecessary to address the alternative basis for omitting the proposal that the Company identifies.

Sincerely,

Sanjay M. Shirodkar
Attorney-Advisor

Securities and Exchange Commission (S.E.C.)
1998 WL 75790 (S.E.C. No - Action Letter)
END OF DOCUMENT

Citation 2000 WL 1671431 Search Result Rank(R) 20 of 21 Database FSEC-NAL
(Cite as: 2000 WL 1671431 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

*1 **E*TRADE** Group, Inc.
Publicly Available October 31, **2000**

LETTER TO SEC

September 1, **2000**

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, NW
WASHINGTON, D.C. 20549
ATTN: OFFICE OF THE CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
Re: **E*TRADE** Group, Inc. Stockholder Proposal

Ladies and Gentlemen:

On behalf of our client **E*TRADE** Group, Inc., a Delaware corporation (the ""Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have enclosed for filing the following:

1. Six copies of the proposal (the "Proposal") and supporting statement (the ""Supporting Statement") received from Curtis E. Bemis, Jr. and Regina A. Bemis (the "Proponents") for inclusion in the Company's proxy statement for the 2001 Annual Meeting of Shareowners (the "2001 Proxy Statement") scheduled to be held on December 21, 2000; and
2. Six additional copies of this letter.

The Company is also sending a copy of this letter to the Proponents to notify them of the Company's intention to omit the Proposal and the Supporting Statement from the 2001 Proxy Statement. The Company plans to mail the 2001 Proxy Statement on or before November 22, 2000.

The Proposal calls for the establishment of a Shareholder Value Committee to suggest mechanisms at each Board Meeting to increase shareholder value. In particular, the Proposal contemplates that the Committee would suggest actions such as dismissing executive officers and other employees of the Company. As discussed in greater detail below, the Company intends to omit the Proposal and Supporting Statement from the 2001 Proxy Statement for the following reasons:

A. The Proposal is not a proper subject for stockholder action under Delaware law and, therefore, the Proposal and Supporting Statement may be omitted from the 2001 Proxy Statement pursuant to Rule 14a-8(i)(1);

B. If approved, the Proposal would be beyond the Company's power to implement because it would require the Company to violate Delaware law and, accordingly, the Proposal and Supporting Statement may be omitted pursuant to Rules 14a-8(i)(2) and 14a8-(i)(6);

C. The Proposal relates to the conduct of the ordinary business operations of the Company and, therefore, the Proposal and Supporting Statement may be omitted pursuant to Rule 14a-8(i)(7); and

D. The Proponents' Supporting Statement appears to contain false and misleading statements within the meaning of Rule 14a-9 and accordingly, the Proposal and

Supporting Statement may also be omitted pursuant to Rule 14a- 8(i)(3).

A. The Proposal Is Not a Proper Subject for Action by Stockholders Under Delaware Law.

The Proposal, if approved, would override the statutory authority of the Company's Board by mandating that the Board take action without deliberation. The Proposal requires that "the Board ... [e]stablish a 'Shareholder Value Committee"D' irrespective of whether the Board determines that doing so would be beneficial to, or in the best interests of, the Company and its shareholders.

***2** The Proposal is not a proper subject for action by stockholders under Delaware law, the Company's domicile, and, therefore, may be omitted pursuant to Rule 14a-8(i)(1). As discussed below, Delaware law vests in the Board of Directors the authority to manage the business of the corporation and the Proposal, if approved, would mandate certain corporate action and thereby improperly usurp the decision-making process of the Board of Directors, depriving the shareholders of the Board's judgment.

Section 141(a) of the Delaware General Corporation Law ("DGCL") provides that ""the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a Board of Directors ...." Under Delaware law, the power to control corporate decision making is vested in the Board of Directors, and the stockholders' rights with respect to matters within the Board's decision-making areas are exhausted when they elect the Board. SEC v. Transamerica Corp., 67 F. Supp. 326, 330 (D. Del. 1946) modified, 163 F.2d 511 (3d Cir. 1947), cert. denied, 332 U.S. 847 (1948). In addition, Delaware law provides that Directors may not delegate their duty to manage a corporation. Aronson v. Lewis, 473 A.2d 805 (Delaware 1984); Polk v. Good, 507 A.2d 531 (Delaware 1986). Furthermore, Section 2.1 of the Company's Bylaws states that "[t]he business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by law."

Rule 14a-8(i)(1) itself acknowledges that proposals mandating certain action by a registrant's Board of Directors may not be a proper subject for stockholder action under applicable state law. Moreover, the Commission has specifically recognized that, under statutes such as Section 141 of the DGCL, ""the Board may be considered to have exclusive discretion in corporate matters" and that stockholder proposals mandating certain action "may constitute an unlawful intrusion on the Board's discretionary authority" under such a statute. Release No. 34-12999 [1976-1977 Transfer Binder] Fed. Sec. L. Rep. (CCH) paragraph 80,812, at 87,128 (November 22, 1976). Consistent with these provisions of Rule 14a-8(i)(1) and Release No. 34-12999, the staff of the Commission in the Division of Corporation Finance (the "Staff") has determined that a proposal requiring a corporation's Board of Directors to take specific actions relating to the formation of a committee could be excluded from the corporation's proxy materials (unless the proponent revised the proposal within the given time period). Evans, Inc. (April 23, 1993).

In light of the foregoing, we believe that the Proposal and Supporting Statement may be omitted from the Company's proxy materials pursuant to Rule 14a-8(c)(1) because they would have the Company's stockholders take actions that constitute an improper directive to the Board of Directors.

B. The Proposal Would Require the Company to Violate Delaware Law and Could Not be Implemented

*3 The Proposal does not in any way state that the proposed committee would serve in a strictly advisory capacity to the Board. In fact, the Proposal does not even address the critical topic of the committee's authority and thereby improperly invites interference with the Board's statutory and exclusive authority to manage the affairs of the Company, in line with its knowledge and experience in such matters and consistent with its duties to shareholders. If the Proposal were approved, the Company would be required to create a committee that would have the authority to interfere with the discretion of the Board of Directors.

Because the Proposal, if approved, would require the Company to violate provisions of Delaware law vesting corporate decision-making in the Board of Directors, the Proposal is beyond the Company's power to implement and may, along with the Supporting Statement, be omitted from the 2001 Proxy Statement under Rule 14a-8(i)(2) and Rule 14a-8(i)(6).

As discussed above, Section 141(a) of the DGCL vests the authority to manage the Company in its Board of Directors. The Proposal, if adopted, would require the Company to violate that provision by requiring the creation of a stockholder committee that would impose significant constraints on the Board's power and authority to direct the Company's affairs.

We are aware of the position taken by the Staff in Oryx Energy Company, February 12, 1996 ("Oryx"). In Oryx, a stockholder proposed that the company form a shareholder's advisory committee to provide recommendations to the board of directors concerning strategic policy matters and business strategy issues. However, the proposal in Oryx explicitly provided that the committee would function in an advisory capacity only. That provision was expressly relied upon by the Staff in finding that Oryx could not exclude the shareholder proposal under Rule 14a-8(c)(2) (which is now Rule 14a-8(i)(2)) ("the staff notes that the proposal explicitly provides that the committee would function in an advisory capacity only") and in other No-Action Letters relating to proposals to form shareholder committees. See, McDonald and Company Investments, Incorporated, March 22, 1991, and Texaco Inc., January 4, 1999. We believe that the Proposal, by failing to clearly provide that the committee would function solely in an advisory capacity, is fundamentally different from Oryx and would permit the committee to interfere with the Board's power and authority, which would clearly violate the mandate of Section 141(a) of the DGCL and be contrary to the best interests of the Company and its shareholders.

C. The Proposal Deals with a Matter Relating To the Conduct of the Ordinary Business Operations of the Company

The Proposal states that among the matters to be considered by the committee are "[d]ismissal and replacement of Executive Officers (CEO, COO, CFO etc.)" and "[p]ossible reductions in staff to improve earnings performance." The Proposal would put in the control of stockholders the power to make decisions with respect to areas that are clearly within the ordinary business operations of the Company and that require extensive knowledge and experience regarding complex management issues.

***4** The Proposal and Supporting Statement may be omitted under Rule 14a- 8(i)(7) which implicitly recognizes that certain matters relating to the conduct of the ordinary business operations of the Company are generally beyond the expertise of individual shareholders and are most effectively dealt with by management.

In this regard, he Commission requires the Staff to consider whether the subject matter of a proposed stockholder committee involves a matter of ordinary business; where it does, the proposal is excludable under Rule 14a- 8(i)(7). Release No. 34-20091, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) paragraph 83,417, at 86,205 (August 16, 1983). In the 17 year period since this seminal Release, the Staff has consistently and appropriately permitted issuers to exclude proposals relating to the establishment of committees to review ordinary business matters. See, NYNEX Corporation, (January 24, 1990) (formation of special Board Committee to revise code of corporate conduct rejected); Mobil Corporation, (February 13, 1989) (Staff upheld issuer's omission of proposal to establish stockholder committee to review corporate objectives and their implementation); General Motors Corporation (March 31, 1988) (formation of inter-industry committee to devise plan for pensions, vacation rights and job security excluded); Capital Cities Communications, (March 14, 1984) (proposal to provide stockholder ombudsman to investigate stockholder complaints, propose solutions and report to stockholders rejected).

The Staff has previously expressly stated that shareholder proposals to remove executive officers are excludable because they impact a company's ordinary business operations. Here, again, these issues are matters most effectively addressed by the Board of Directors which should not be obliged to divert its attention from the other Board matters to focus on individual shareholder agendas. See, e.g., U.S. Bancorp, (December 21, 1999) (proposal calling for the officers and board of directors to be removed from office); Exxon Corporation (January 26, 1990) (proposal calling for termination and discharge of two executive officers of the corporation); Philadelphia Electric Company (January 29, 1988) (proposal calling for the termination of executive officers of the corporation for alleged incompetency); Middle South Utilities, Incorporated (January 25, 1988) (proposal calling for immediate replacement of the chairman and president of the corporation); Continental Illinois Corporation (February 24, 1983) (proposal calling for the chairman and the president of the corporation to be terminated for alleged incompetency). By bringing the dismissal and replacement of executive officers within the authority of the Shareholder Value Committee, the Proposal encroaches on the ordinary business operations of the Company and, therefore, is excludable under Rule 14a- 8(i)(7).

As a general rule, the Staff views proposals directed at a company's employment policies and practices with respect to its non-executive workforce to uniquely relate to the conduct of the company's ordinary business operations. Examples of the categories of proposals that have been deemed to be excludable on this basis are: employee health benefits, general compensation issues, management of the workplace, employee supervision, labor-management relations, employee hiring and firing, conditions of the employment and employee training and motivation. See Unisys Corp. (February 19, 1993); United Technologies (February 19, 1993); Humana, Inc. (October 17, 1990). By bringing the firing of Company staff within the authority of the Shareholder Value Committee, the Proposal encroaches on the ordinary business operations of the Company, risks distracting the Board of Directors' attention from more crucial matters. It is, therefore, excludable under Rule 14a-8(i)(7).

D. The Supporting Statement for the Proposal is False and Misleading.

*5 Rule 14a-8(i)(3) allows the omission of a proposal if it or its supporting statement is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy materials. For purposes of Rule 14a-9, the Commission considers misleading "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." See Note (b) to Rule 14a-9(b). The Proposal and Supporting Statement may be omitted under Rule 14a-8(i)(3) because the Supporting Statement includes several statements that are clearly false and misleading.

The Supporting Statement claims, without factual support of any kind, that the perceived worth of the Company is in part attributable to "the apparent excessive compensation rewards for mediocre performance" and "the inability and inattention of current management to effectively manage the Company." These unfounded charges in the Supporting Statement, impugn the character and integrity of the members of the Board of Directors and the executive officers and are per se misleading and excludable under Rules 14a-8(i)(3) and 14a- 9. See POCI, Inc. (April 7, 1992) (statement labeling directors as arrogant and inept should be excised, since in the staff view, these contentions, even if cast as opinions, appear to violate rule 14a-9); Kiddie Products, Inc. (April 8, 1988) (statement that members of the management have "very high and ever-increasing salaries and perks" is excludable).

The Supporting Statement also falsely states that the average price of the Company's common stock in 1999 was $34.00 per share. In fact, the average price of the Company's common stock in 1999, adjusted for two stock splits, was $31.88 per share (based on the price of the common stock at the close of market for all days the market was open in 1999).

The Supporting Statement also falsely states that there has been ""approximately a 60% decrease in the company's valuation thus far in 2000 as compared to an average price of $34 in 1999." The 60% figure is false and misleading because it overstates the percentage decrease in the stock price since the numbers used to calculate the decrease are incorrect. As noted above, the average price of the stock in 1999 was $31.88, not $34. The closing price of the stock on July 28, 2000, the date selected by the Proponents for comparison, was $14.56, and the most recent closing price, on August 31, 2000, was $17.81. Therefore, using the method and the period selected by the Proponents, the share price decrease was approximately 54%, and, using the period ended as of August 31, 2000, the decrease was approximately 43%.

In addition, the Proponents falsely state that the Company's Price/Sales ratio is 3.14. In fact, the Company's current Price/Sales ratio, based on the trailing twelve months of sales and including the most recent quarter's data, is 3.98.

*6 Finally, the Proponents state that, based on the Company's Price/Sales ratio, "the perceived worth of the Company in comparison to others in the industry, and to others in general, is alarming." The Proponent's characterization is false and misleading. In fact, the Company's Price/Sales ratio as compared to the Company's major competitors(as that list of competitors is set forth in the Company's 10Q for the quarter ended June 30, 2000), is approximately the median for the group. (We would be happy to provide supporting documentation should the Staff require additional information concerning the Price/Sales ratio comparison.) Furthermore, any comparison of the Company's Price/Sales ratio to that of "others in general" may be misleading to readers of the proxy.

Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from the 2001 Proxy Materials because it (i) is not a proper subject for stockholder action under Delaware law; (ii) is a violation of Delaware law and beyond the Company's power to implement; (iii) relates to the conduct of ordinary business operations of the Company; and (iv) is false and misleading.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (650) 752-2001. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Sincerely,
Daniel G. Kelly, Jr.
DAVIS POLK & WARDWELL
1600 El Camino Real
Menlo Park, CA 94025
650-752-2000

Shareholder Proposal for Submission at **E*Trade** Group Annual Meeting for FY 2001 (December 2000)

"Supporting Statement: A large number of shareholders of the **E*TRADE** Group, Inc. (the 'Company' or 'EGRP') are concerned with the issue of Shareholder Value and the decline of that value since the last Annual Meeting of EGRP shareholders in December 1999. It is noted that the Company has achieved marginal near profitability and the prospects and vision for future growth still seem promising. It is also noted that EGRP Management and the Board of Directors have presided over approximately a 60% decrease in the company's valuation thus far in 2000 as compared to an average price of $34 in 1999. Closing price on July 28, 2000 is less than $15 and at a current Price/Sales ratio of 3.14, the perceived worth of the Company in comparison to others in the industry, and to others in general, is alarming. It is noted that a number of factors have affected this perception and they include, but are not limited to, the questionable action of continued financing by the issue of convertible bonds and the dilution of shareholder value, the apparent excessive compensation rewards for mediocre performance, the dilutive acquisition program which has also reduced shareholder value and, the inability and inattention of current management to effectively manage the Company. To address these concerns, a number of immediate actions by the Board of Directors is required."

*7 "Resolved, that the Board of Directors (the 'Board') of the **E*TRADE** Group, Inc. (the 'Company' or 'EGRP') institute the following step at the Annual Meeting in December, 2000

Establish a 'Shareholder Value Committee' independant of the Board and comprised of current shareholders to suggest mechanisms at each Board Meeting that would increase shareholder value. These mechanisms might include, but are not limited to---

a. Merger or outright sale of the company

b. Changes in the Executive Compensation Plan to more accurately reflect company performance and tie compensation to that performance.

c. Possible reductions in staff to improve earnings performance

d. Dismissal and replacement of Executive Officers (CEO, COO, CFO etc.)

Respectfully submitted--
Curtis E. Bemis, Jr. Regina A. Bemis

SEC LETTER

1934 Act / s -- / Rule 14A-8

October 31, **2000**

Publicly Available October 31, **2000**

Re: **E*TRADE** Group, Inc.
Incoming letter dated September 1, 2000

The proposal relates to **E*TRADE** establishing a Shareholder Value Committee for the purpose of advising the board on potential mechanisms for increasing shareholder value.

There appears to be some basis for your view that **E*TRADE** may exclude the proposal under rule 14a-8(i)(7). We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, subparts "c." and "d." relate to **E*TRADE's** ordinary business operations. Accordingly, insofar as it has not been the Division's practice to permit revisions under rule 14a-8(i)(7), we will not recommend enforcement action to the Commission if **E*TRADE** omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which **E*TRADE** relies.

Sincerely,

Jonathan Ingram
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

*8 It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2000 WL 1671431 (S.E.C. No - Action Letter)
END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ConocoPhillips
Incoming letter dated February 19, 2003

The proposal relates to a program of installing fuel dispensers.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal, he did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(b). We note in particular that the proponent acquired shares of ConocoPhillips' voting securities in connection with a plan of merger involving ConocoPhillips. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for the purposes of the federal securities laws, it is our view that the proponent's holding period for ConocoPhillips shares did not commence earlier than August 30, 2002, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ConocoPhillips relies.

Sincerely,

Katherine W. Hsu
Attorney-Advisor